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06014937

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cordero Energy Inc.

*CURRENT ADDRESS 2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 11 2006
THOMSON
FINANCIAL

FILE NO. 82- 34983 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 7/7/06



Cordero Energy Inc. Completes Common Share Offering

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Cordero Energy Inc. (TSX:COR) ("Cordero" or the "Corporation") announced today that it has completed its previously announced common share offering and has issued 2,750,000 common shares at an issue price of $7.25 per share for total gross proceeds of $19,375,000. The common shares were sold via short form prospectus by a syndicate of underwriters led by Peters & Co. Limited and including Tristone Capital Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc.

The net proceeds of this offering will be used to partially fund the Corporation's expanded capital program of $65-68 million, including the expansion of land acquisition and drilling activities in central and northern Alberta; development activities at Malmo, Alberta; and for general corporate purposes.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

The common shares have not been registered under the United States Securities Act of 1933, or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Statements in this press release may contain forward-looking statements including expectations with respect to future events and the actions of third parties. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties.

The Toronto Stock Exchange has neither approved or disapproved of the contents of this press release.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Dean Setoguchi
Vice President and Chief Financial Officer

Email: info@corderoenergy.com
Website: www.corderoenergy.com


cordero
ENERGY INC

Cordero Energy Inc. Files Revised 2005 Annual Information Form

May 25, 2006. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Company") has filed a Revised Annual Information Form ("AIF") for the year ended December 31, 2005. The Revised AIF amends disclosure of natural gas reserves data in the Company's statement of reserve data and other oil and gas information by showing conventional natural gas reserves data and unconventional natural gas reserves (Coal Bed Methane) data separately rather than as combined data. Copies of the Revised AIF may be obtained via www.sedar.com or the company's website, www.corderoenergy.com, or by emailing info@corderoenergy.com.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com





Cordero Energy Inc. Expands its 2006 Capital Program and Enters into $19.9 Million Bought Deal Equity Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

May 12, 2006. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Company") has entered into an agreement with a syndicate of underwriters led by Peters & Co. Limited., and including Tristone Capital Inc., CIBC World Markets Inc. and, BMO Nesbitt Burns Inc. pursuant to which the underwriters have agreed to purchase for resale to the public 2,750,000 common shares at a price of $7.25 per common share for gross proceeds of $19,937,500. The common shares will be offered in each of the provinces of British Columbia, Alberta and Ontario by way of short form prospectus. The financing is subject to all normal regulatory approvals and is expected to close on or about June 2, 2006.

Cordero Energy Inc. has expanded its 2006 capital program from its previously announced guidance of $50-55 million to $65-68 million. Net proceeds from the offering will be used to fund Cordero's on-going capital expenditures, including the expansion of land acquisition and drilling activities in central and northern Alberta; development activities at Malmo, Alberta; and for general corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The common shares offered will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol ("COR").

Statements in this press release may contain forward-looking statements including expectations with respect to future events and the actions of third parties. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties.

The Toronto Stock Exchange has neither approved or disapproved of the contents of this press release.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Cordero Provides Update, Averages 3,200 boe/d in March, and Lowers Costs

April 18, 2006. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Company") is pleased to provide an update on results and operating activities, highlighted by average production of over 3,200 boe/d in March and a reduction of current operating costs to less than $4.00/boe. The Company will release its first quarter results concurrent with its Annual General Meeting on May 4, 2006. Cordero has posted its most recent slide presentation at www.corderoenergy.com.

Cordero's production averaged 3,200 boe/d in March, representing a 34% increase over December 2005 average production of 2,389 boe/d. The production additions resulted from bringing on-stream successful wells drilled during the fourth quarter of 2005. The Company currently has 25.5 net coalbed methane ("CBM") and Belly River wells at Malmo and 3.1 net conventional wells awaiting completion, pipeline connection or commissioning of facilities.

Operating Cost Improvements

Cordero has successfully reduced its operating costs to less than $4.00/boe, ranking it as one of the lowest cost producers in the province. Current operating costs are well below original corporate guidance of $5.80-$6.30/boe. The Company expects operating costs to remain low for the remainder of the year; however, they may increase when higher cost, conventional production is added.

Operations Update

Cordero remained active during the first quarter of 2006. The Company pipeline-connected and commissioned 22.1 net wells at Malmo and 3.0 net conventional wells at Knopcik and Willesden Green. Year-to-date activities included the drilling of 20 (18.2 net) CBM and Belly River wells at Malmo and 11 (9.5 net) conventional wells at Clear Hills, Knopcik, Willesden Green and Two Creeks in Alberta as well as Silver in British Columbia. The Company continues to increase its prospect inventory, having acquired more than 5,000 net acres of land at Malmo and 13,000 net acres of land at Bigoray and Knopcik, two of its conventional exploration areas.

Conventional Exploration and Development

Central Alberta
Bigoray, Alberta – The Company has been developing a number of grassroots exploration projects over the past year. Bigoray is a new internally-generated prospect area that has significant growth potential for Cordero. The Company has extensively mapped this multi-zone area and has acquired over 500 square kilometres of 3D and 1,300 kilometres of 2D proprietary and trade seismic data. The Company has acquired more than 14,000 net acres of land to date and has ten drillable prospects on these lands including six Nisku pinnacle reef opportunities.

Willesden Green – Two Cardium oil wells were drilled in 2006 following the success of the initial well drilled during the fourth quarter of 2005. All three wells are currently producing and are expected to stabilize at a combined rate of 150-200 boe/d. Cordero has plans for one additional Cardium drilling location on its lands.

Two Creeks – One net well was drilled and abandoned in the area, targeting the Montney formation. The Company is evaluating further drilling plans.

Peace River Arch

Clear Hills, Alberta – Cordero has established this new exploration area targeting multi-zone prospects in the Cretaceous and Triassic-aged formations. The Company acquired 9,600 net acres of land in the fourth quarter of 2005 and drilled five net wells during the first quarter of 2006. Clear Hills is not accessible during the summer months and further drilling, completion, testing and tie-in activity will not resume until next winter.

Knopcik, Alberta – The Company drilled and cased a Nikanassin gas well, which is scheduled for completion after spring break-up. Cordero operates the well and paid a drilling capital interest of 25% for a 59% production interest in the well. Cordero is pursuing Gething, Doig, Montney and Nikanassin prospects in the area and has four additional drilling locations identified on Company lands.

Other

Kakwa, Alberta – A third party farmed into a section of land owned by Cordero, which resulted in a successful Gething well. Cordero participated for a 25% capital interest through completion for a 49% working interest in the well, which is currently being pipeline connected.

Silver, Northeast B.C. – The Company participated for a 40% working interest in a successful Bluesky gas well.

Resource Development

Malmo, Alberta – Year-to-date, the Company drilled 20 (18.2 net) development wells targeting the Horseshoe Canyon coals and Belly River sands. The Company again achieved a 100% success rate with its CBM drilling program. A third skid-mounted 1,475 horsepower compressor has been moved into the field in anticipation of further tie-in activity following break-up. At this time, a total of 25.5 net wells are awaiting completion and/or tie-in and activity is expected to resume after spring break-up in May. The Company has a drilling inventory of more than 80 net wells in the area.

Expanded Credit Facility

CIBC recently completed its annual review of the Company's credit facility. Based on reserves added during 2005, the Company's credit facility has increased to $46 million from $25 million. The expanded credit facility will enable Cordero to continue to aggressively pursue its growth plans.

In this release, references to equivalent barrels of oil, or boe, reflect the conversion of natural gas to oil on a 6:1 energy equivalent basis. Such conversion does not reflect economic equivalence of wellhead prices and can be misleading.

The corporate information contained in these pages contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. The actual results achieved in future periods will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Cordero that actual results achieved during future periods will be the same in whole or in part as the information contained herein.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com



Cordero Energy Inc. Files 2005 Year End Disclosure Documents

March 8, 2006. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or "the "Corporation") today filed its audited Consolidated Financial Statements for the year ended December 31, 2005 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Cordero also filed its Annual Information Form for the year ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com or the company's website, www.corderoenergy.com, or by emailing info@corderoenergy.com.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com



Cordero Energy Inc. Completes Private Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

November 29, 2005. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Corporation") announced today that it has completed its previously announced private placement by issuing 2,600,000 common shares at an issue price of $5.80 per share for total gross proceeds of $15,080,000. The common shares issued pursuant to the private placement have a hold period of four months, which expire on March 30, 2006. The underwriting syndicate for the offering was led by Peters & Co. Limited and included Tristone Capital Inc., CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

The funds will be used to help fund the Corporation's 2006 capital budget, which has been set at $53 million and also for general corporate purposes. Approximately $27 million of the 2006 budget will be allocated to the coalbed methane and Belly River development program at Malmo, Alberta. A further $23 million will be directed toward conventional exploration and development activities in central and northern Alberta, as well as northeast British Columbia. The remainder of the $53 million budget will be allocated to corporate and other capital projects.

In this release, references to equivalent barrels of oil, or boe, reflect the conversion of natural gas to oil on a 6:1 energy equivalent basis. Such conversion does not reflect economic equivalence of wellhead prices and can be misleading.

The corporate information contained in these pages contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. The actual results achieved in future periods will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Cordero that actual results achieved during future periods will be the same in whole or in part as the information contained herein.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

The common shares have not been registered under the United States Securities Act of 1933, or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com

Cordero Energy Announces Expansion to Bought Deal Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

November 11, 2005. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. announces, further to its press release of November 10, that it has increased its "bought deal" financing by 400,000 common shares. A total of 2.6 million common shares will be issued on a private placement basis at $5.80 per common share, for gross proceeds of $15.1 million. The common shares will be issued by a syndicate led by Peters & Co. Limited and including Tristone Capital Inc., CIBC World Markets Inc. and BMO Nesbitt Burns Inc. Closing, subject to regulatory approval, is expected to occur on or about November 29, 2005.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol ("COR").

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Statements in this press release may contain forward-looking statements including expectations with respect to future events and the actions of third parties. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com



Cordero Energy Inc. Announces Details of 2006 Budget and Bought Deal Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

November 10, 2005. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Company") announces a capital budget of $53 million for 2006. The budget will be allocated to coalbed methane ("CBM") and Belly River development and to ongoing conventional exploration. The Company has also entered into an agreement for a private placement of 2,200,000 common shares, on a bought deal basis, at an issue price of $5.80 per share for total proceeds of $12,760,000. The funds will be used to help finance and expand the Company's exploration and development activities for 2006.

2006 Capital Budget

Cordero's capital budget is forecast at $53 million. The Company plans to continue with an accelerated CBM and Belly River development program at Malmo, Alberta based on continued success to date. Approximately $27 million will be allocated to the area to drill and tie-in 30 to 35 net wells. Planned activities also include the installation of pipelines and facilities relating to wells drilled during the fourth quarter of 2005.

Cordero is positioning itself for growth beyond the development potential at Malmo. Approximately $23 million has been allocated to conventional exploration and development focused in northeast British Columbia as well as central and northern Alberta. Cordero expects to increase its conventional drilling activity, including 4 to 5 wells planned during the first quarter of 2006. The Company plans to continue with its aggressive land and seismic program as it strives to build its inventory of high-impact prospects. The remainder of the $53 million budget will be allocated to corporate and other capital projects.

The capital budget may be expanded during the latter half of 2006 based on exploration success and an expanded Belly River program.

2006 Guidance and Sensitivities

Guidance:	*Low*	*High*
Average production – boe/d	3,100	3,400
Royalties (% of revenue)	17.5	19.0
Transportation ($/boe)	1.35	1.50
Operating ($/boe)	5.80	6.30
General and administrative ($/boe)	2.10	2.35
Capital expenditures ($ million)	50	55

Bought Deal Financing

The Company has entered into an agreement for a private placement of 2,200,000 common shares, on a bought deal basis, at an issue price of $5.80 per share for total proceeds of $12,760,000. The common shares will be issued through a syndicate of underwriters led by Peters & Co. Limited including Tristone Capital Inc., CIBC World Markets Inc. and BMO Nesbitt Burns Inc. Closing, subject to regulatory approval, is expected to occur on or about November 29, 2005.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol ("COR").

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Statements in this press release may contain forward-looking statements including expectations with respect to future events and the actions of third parties. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Dean Setoguchi
Vice President and Chief Financial Officer

Email: info@corderoenergy.com
Website: www.corderoenergy.com


cordero
ENERGY INC

Cordero Energy Inc. Announces Increase to 2005 Capital Budget and Expanded Credit Facility

October 11, 2005. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Corporation") announced an increase to its 2005 capital budget to $44.0 million, up from $28 million. As a result of positive results to date, the increase will be used to accelerate the Malmo CBM/Belly River development project and conventional exploration. Additionally, the Corporation has expanded its credit facility with CIBC from $12 million to $25 million.

Cordero is increasing the pace of development at Malmo, Alberta based on production and drilling results to date. As a result, a portion of the expanded budget will be allocated to increasing the fall drilling program to approximately 32 net wells from a previously planned program of 13.5 net wells. A further 33 net wells are planned for 2006, which will bring the total number of wells drilled or re-completed to over 120.

The Corporation is currently installing 2,700 hp of compression to bring previously drilled wells on-stream. An additional 1,450 hp compression unit has been ordered to accommodate the anticipated production capacity from the up-coming fall drilling program. The majority of the incremental production is expected to be pipeline connected in early 2006.

Cordero is pleased with the progress of its conventional exploration program and is increasing its budget to accommodate additional drilling, land and seismic expenditures as follows:

> Willesden Green, Alberta - the Corporation has recently drilled and cased a well (100% interest) for Cardium oil. Pending completion, a second follow-up well may be drilled prior to year-end.
>
> Knopcik, Alberta - the Corporation is currently drilling a well (100% interest) targeting Gething and Nikanassin potential in the area. A second well (60% interest) may be drilled prior to year-end.
>
> Flat Rock, B.C. – two wells (100% interest) are currently planned for drilling in November targeting the Montney, Siphon and Gething formations.

Cordero is currently producing 1,550 boe/d. Pending ground conditions and commissioning of new facilities, production is expected to exit the year between 2,000 – 2,300 boe/d, primarily from wells already drilled.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

In this release, references to equivalent barrels of oil, or boe, reflect the conversion of natural gas to oil on a 6:1 energy equivalent basis. Such conversion does not reflect economic equivalence of wellhead prices and can be misleading.

The corporate information contained in these pages contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. The actual results achieved in future periods will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Cordero that actual results achieved during future periods will be the same in whole or in part as the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com



Cordero Energy Inc. Completes Private Placement and Updates Activities

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

June 28, 2005. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Corporation") announced today that it has completed its previously announced private placement by issuing 3,000,000 common shares at an issue price of $4.65 per share for total gross proceeds of $13,950,000. The common shares issued pursuant to the private placement have a hold period of four months which expire on October 29, 2005.

The private placement has allowed Cordero to increase its capital budget to $28-30 million for the part year, April 29 (closing of the Plan of Arrangement) to December 31, 2005. The increased budget will fund facilities expansion at Malmo, Alberta and expanded exploration activities to accommodate future growth.

The corporation has achieved its mid-year production guidance of 1,400 boe/d and remains on target to reach a year-end production target of 2,000 boe/d. Cordero has recently completed an 8-well drilling program at Malmo, Alberta targeting coalbed methane ("CBM") and Belly River gas. At this time, 23 wells are awaiting further tie-in and facilities work. An additional 15 wells are planned for the remainder of the year.

Cordero continues to add to its opportunity base in the Malmo area. The Corporation recently acquired 4.3 sections of undeveloped land with CBM and Belly River potential as well as an interest in a gas plant, allowing higher volumes of gas to be produced at preferential processing rates.

Cordero's exploration focus is directed primarily to opportunities in central and northwest Alberta. The Corporation is building its inventory of medium to long-term high impact exploration prospects to complement short-term exploration opportunities along with its CBM and Belly River development plans. Cordero has entered into a seismic review and option agreement on 10 sections of land in northwest Alberta. The option land is contiguous to Cordero's existing land holdings.

Cordero recently disposed of 8,990 acres of non-core lands located in southwest Alberta for net proceeds of $965,000. The Corporation plans to maintain operational focus and will reallocate the funds to its exploration program.

In this release, references to equivalent barrels of oil, or boe, reflect the conversion of natural gas to oil on a 6:1 energy equivalent basis. Such conversion does not reflect economic equivalence of wellhead prices and can be misleading.

The corporate information contained in these pages contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. The actual results achieved in future periods will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Cordero that actual

results achieved during future periods will be the same in whole or in part as the information contained herein.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

The common shares have not been registered under the United States Securities Act of 1933, or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com


corDero
ENERGY INC

Cordero Energy to Present at the Oil & Gas Investment Symposium

June 9, 2005. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Company") announces that Mr. David Elgie, President and Chief Executive Officer, will be addressing attendees of the 2005 Oil and Gas Investment Symposium hosted by the Canadian Association of Petroleum Producers (CAPP) in Calgary at the Hyatt Regency Hotel.

Cordero's presentations are scheduled for 9:30 a.m. MST on Monday, June 13 and 2:45 p.m. MST on Tuesday, June 14, 2005. The presentation will be webcast live on Monday, which will include audio and synchronized PowerPoint only; please note Windows Media Player will be the sole format. The presentation may be accessed via Cordero's website www.corderoenergy.com.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol ("COR").

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Dean Setoguchi
Vice President and Chief Financial Officer

Website: www.corderoenergy.com

Cordero Energy Announces Bought Deal Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

June 6, 2005. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or the "Corporation") announced today that it has entered into an agreement for the underwritten private placement of 3,000,000 common shares at an issue price of $4.65 per share for total gross proceeds of $13,950,000. The funds will be used to fund the Corporation's exploration and development activities.

The common shares will be issued through a syndicate of underwriters, led by Tristone Capital Inc. including Peters & Co Ltd., CIBC World Markets Inc. and BMO Nesbitt Burns Inc. Closing is subject to regulatory approval and is expected to occur on or about June 28, 2005.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol ("COR").

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Statements in this press release may contain forward-looking statements including expectations with respect to future events and the actions of third parties. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com


RECEIVED
2005 JUL -3 P 1:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: CORDERO ENERGY INC.

TSX SYMBOL: COR

June 2, 2005

Cordero Energy Update- Production Surpasses 1,000 boe/d

CALGARY, ALBERTA--(CCNMatthews - June 2, 2005) - Cordero Energy Inc. (TSX:COR) ("Cordero" or the "Company") announced today that production has surpassed 6.0 million cubic feet per day (mmcf/d) or 1,000 barrels of oil equivalent per day (boe/d) compared to 1.8 mmcf/d (300 boe/d) at the beginning of the year, as a result of ongoing development activities. Further pipelining of successful first-quarter drilling and installation of compression equipment are in progress, which should increase production volumes. The Company, which is exploring for conventional oil and natural gas while beginning to develop its significant coalbed methane and Belly River reserves, remains on track to reach its year-end exit target of 12 mmcf/d (2,000 boe/d). Cordero also raised $5.3 million from the conversion of Arrangement Warrants that expired on May 30, 2005.

Malmo, Alberta

To date, 49 (46.7 net) wells have been drilled or recompleted on Cordero lands. The Company is currently constructing pipelines and adding compression facilities to bring previously drilled wells on-stream.

In 2004, 18 (16.5 net) wells were recompleted or cored in the Malmo area to test the Horseshoe Canyon coalbed methane ("CBM") potential. The Company was pleased with the results and followed up with a 17 (16.4 net) well drilling and a 14 (13.8 net) well recompletion program during the first quarter of 2005. The drilling program was the first opportunity to test the area for additional Belly River potential and involved deepening each CBM well by 125 metres. The results were encouraging. Over 75% of the wells encountered regional or near regional pressures in the Belly River and the test rates, when converted to anticipated pipeline flowing pressures, represent an anticipated stabilized flowrate of 3.3 mmcf/d. Cordero estimates average production capacity of the Horseshoe Canyon wells of 225 mcf/d (net sales gas) per well, assuming 20 psig system pressure. The Company will produce its CBM and Belly River production concurrently through separate production strings.

The Company has completed approximately 84% of its planned 2,500 hp of additional operated compression. The remaining 400 hp of compression will be completed during July and August. As a result, current production capacity from the area is approximately 6.5 mmcf/d (1,085 boe/d). An additional four wells are now being pipelined and a further six are scheduled for completion in August when surface conditions are more favourable.

The Company is adding compression at a pace that will keep the facilities operating at capacity as development drilling proceeds. When the additional compression and pipelines are completed, production capacity will increase to approximately 8.5 mmcf/d (1,400 boe/d). While production levels may fluctuate

due to normal facility start up issues, Cordero expects to produce at its compression capacity and is on track to reach its year-end exit target of 12 mmcf/d (2,000 boe/d). Cordero began 2005 with production of approximately 1.8 mmcf/d (300 boe/d).

Cordero is currently drilling an 8 (7.5 net) well program in the area and expects to drill an additional 15-18 wells in the fall. The Company has an inventory of over 60 development locations and continues to build its land position in the area.

Other Exploitation and Exploration Activities

Cordero's exploration team is presently working on a number of near and medium-term exploitation and exploration prospects in Alberta and British Columbia. The Company has already assembled an inventory of four exploitation wells and three exploration prospects primarily in northeastern and central Alberta. Successful drilling could lead to additional locations. The Company is also expanding its inventory of longer-term, high-impact exploration prospects in northeastern Alberta and northwestern British Columbia.

Arrangement Warrants

Cordero issued 1,861,190 common shares for total proceeds of $5,341,613 pursuant to the exercise of Arrangement Warrants, which expired on May 30, 2005. More than 97% of holders exercised their warrants. The proceeds will be used to fund Cordero's Malmo development and conventional exploration programs.

In this release, references to equivalent barrels of oil, or boe, reflect the conversion of natural gas to oil on a 6:1 energy equivalent basis. Such conversion does not reflect economic equivalence of wellhead prices and can be misleading.

The corporate information contained in these pages contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. The actual results achieved in future periods will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Cordero that actual results achieved during future periods will be the same in whole or in part as the information contained herein.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol ("COR").

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Cordero Energy Inc.
David Elgie
President and Chief Executive Officer

(403) 265-7006

OR

Cordero Energy Inc.
Dean Setoguchi
Vice President and Chief Financial Officer
(403) 265-7006
Website: http://www.corderoenergy.com

INDUSTRY: OIS
SUBJECT: DRO

-0-

Cordero Energy Inc. Clarifies Provisions and Exercise of Arrangement Warrants

May 9, 2005. Calgary, Alberta. Cordero Energy Inc. ("Cordero" or the "Company") is advising holders (the "Warrantholders") of Cordero arrangement warrants (the "Arrangement Warrants") with instructions with respect to the manner for exercise of the Arrangement Warrants.

In connection with the plan of arrangement (the "Arrangement") involving Resolute Energy Inc. ("Resolute"), and Esprit Energy Trust ("Esprit:"), former Resolute shareholders received, in exchange for each Resolute common share so held, 0.338 units of Esprit, 0.2857 Cordero common shares and Arrangement Warrants entitling holder to acquire 0.0269 Cordero common shares.

Warrantholders are encouraged to evaluate the merits of exercising their arrangement warrants and making their investment decision within the one-month exercise period. Beneficial Warrantholders should contact their broker of nominee to discuss the Arrangement Warrants.

The Arrangement Warrants were issued on closing of the Arrangement. **Each Arrangement Warrant entitles the holder to acquire 0.094106 Cordero common shares at an exercise price of $2.87 per whole common share. The warrants expire on May 30, 2005.**

By way of example, a warrantholder who holds 1,000 Arrangement Warrants may exercise all or any portion of such Arrangement Warrants on or before May 30, 2005, in exchange for an aggregate of 94 Cordero common shares (1,000 x 0.094106) and an aggregate exercise price of $269.78 ($2.87 per common share).

Registered Warrantholders can exercise their Warrants by delivering to Valiant Trust Company, their completed Exercise Form along with a cheque payable to Valiant Trust Company for the aggregate exercise price, in accordance with the instructions set out on the Arrangement Warrant certificate. These instructions are set out in greater detail on the Arrangement Warrant certificates issued by Cordero (a copy will be available for viewing on Cordero's website May 16, 2005) and Warrantholders are advised to refer to their certificate for any further clarification that may be required. Non-registered shareholders must exercise their Arrangement warrants through their broker.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta, and its common shares trade on the Toronto Stock Exchange under the symbol (COR).

For further information contact:

David Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com
(under construction)

Cordero Energy Inc. Commencing Operations and Trading on the Toronto Stock Exchange

May 3, 2005. Calgary, Alberta. Following the successful closing on April 29, 2005 of the Plan of Arrangement (the "Arrangement") involving Resolute Energy Inc. ("Resolute"), Resolute's securityholders and Esprit Energy Trust ("Esprit"), Cordero Energy Inc. ("Cordero" or the "Company") has commenced operations as an independent exploration and coalbed methane development company on April 30, 2005. Cordero's common shares are listed on the Toronto Stock Exchange under the trading symbol "COR" and commenced trading on May 3, 2005. The final day on which Resolute common shares were traded was May 2, 2005.

Cordero commences operations with total mineral leases encompassing 89,000 net acres, of which 68,600 net acres are classified as undeveloped, proved plus probable reserves of approximately 26.9 billion cubic feet equivalent of natural gas (evaluated as at December 31, 2004) and current natural gas production of approximately 4.2 million cubic feet per day. Production is anticipated to increase to approximately 8.5 million cubic feet per day by mid-year upon completion of facilities for the first phase of the Company's coalbed methane (CBM) development project in central Alberta.

Cordero's management team consists of David Elgie, President and Chief Executive Officer, Brian Lemke, Executive Chairman, Dean Setoguchi, Chief Financial Officer and Richard Gleasure, Chief Operating Officer. In addition to Mr. Lemke and Mr. Elgie, the Board of Directors includes Douglas Baldwin, Barry Jackson, Douglas Manner, Robert Rooney, Jeff Smith and Phil Swift. All of the officers and directors are former executives, managers or directors of Resolute.

In addition to the officers and directors, the 16 person Cordero team comprises 6 geoscientists, 3 operations and engineering professionals, a drilling and completions manager, 3 land professionals and 3 finance and administrative professionals. All of the officers, directors and professional team have invested directly in the Company and, upon exercise of the arrangement warrants by former Resolute shareholders, will own approximately 16% of Cordero's basic outstanding common shares.

Cordero's strategy will be to develop, expand and realize the potential of its extensive Horseshoe Canyon CBM holdings in Central Alberta and concurrently pursue new exploration opportunities in other areas.

The first phase of CBM development is expected to reach full operations by mid-year, upon completion of facilities, gathering system and well tie-ins following spring break-up. 47 wells have been drilled or re-completed to date, including 31 wells in the first quarter of 2005. In addition to production from the Horseshoe Canyon coals, Cordero has tested significant additional rates from separate conventional Belly River sands underlying the coal formations. Coal and conventional production will be separately produced and metered and, based on total tested production, are expected to exceed facilities capacity when all of the wells are tied in. A further 25 well program is scheduled to commence following the harvest season, with a corresponding increase in compression facilities at that time. In total, Cordero anticipates drilling up to 60 wells over the coming year.

Exploration initiatives are expected to leverage the strength and experience of Cordero's geoscientists in the Deep Basin, Northern Alberta and Northeast BC. A number of near-term opportunities have been identified for later in 2005, as well as longer term prospects under way for 2006.

Initial financing for the Company was provided by a $5.5 million private placement to management, employees and directors prior to closing the Arrangement and interim credit facilities of $15 million. The interim credit facility will convert to a $12 million revolving term credit facility at the end of May.

As a result of the Arrangement and completion of the initial financing, Cordero currently has issued and outstanding 22,263,599 common shares, 1,914,796 arrangement warrants, 1,916,376 performance warrants and 725,900 performance shares. The arrangement warrants were issued on a pro-rata basis to all of the former Resolute shareholders. The performance warrants and performance shares are held by Cordero's employees, officers and directors.

Up to $5.5 million of additional funding is anticipated during May 2005 from the exercise of the Cordero arrangement warrants. Each arrangement warrant entitles the holder to acquire one Cordero common share at an exercise price of $2.87 per share, which is equal to the price for the common shares and performance warrants issued to management, employees and directors in the private placement. **The Cordero arrangement warrants, if not exercised, will expire on May 30, 2005. Shareholders are strongly encouraged to evaluate the merits of exercising these warrants and making their investment decision within the one-month exercise period. Beneficial shareholders should contact their broker or nominee to discuss the Cordero arrangement warrants.**

The corporate information contained in these pages contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. The actual results achieved in future periods will vary from the information provided herein and the variations may be material. Consequently, there is no representation by Cordero that actual results achieved during future periods will be the same in whole or in part as the information contained herein.

Based in Calgary, Alberta, Resolute's common shares (RSE) trade on the Toronto Stock Exchange. Following May 2, 2005, they will no longer be listed for trading and Cordero (COR) will commence trading on the Toronto Stock Exchange. Resolute's website is www.resoluteenergy.com. Cordero's website, www.corderoenergy.com, is under construction.

For further information contact:

David Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com
(under construction)

Cordero Energy Inc.

Management's Report

Management has prepared the accompanying consolidated financial statements of Cordero Energy Inc. in accordance with Canadian Generally Accepted Accounting Principles. Financial and operating information presented throughout the annual report and annual information form is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial information. Where necessary, the financial statements include estimates that are based on management's informed judgments. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and reliable accounting records are produced for financial reporting purposes.

Deloitte & Touche LLP were appointed by the Company's shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian Generally Accepted Accounting Principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit and Finance Committee, which is composed of non-management directors. The Committee meets quarterly with management and the independent auditors to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and to recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit and Finance Committee has reviewed the consolidated financial statements and recommended their acceptance to the Board of Directors. The Board has approved the consolidated financial statements for issuance to the shareholders.

David V. Elgie	C. Dean Setoguchi
President and chief Executive Officer	Vice President and chief Financial Officer
February 10, 2006	February 10, 2006

Cordero Energy Inc.

Auditors' Report

To the Shareholders of Cordero Energy Inc.:

We have audited the consolidated balance sheet of Cordero Energy Inc. as at December 31, 2005 and the consolidated statement of operations and retained earnings and cash flow for the period from the commencement of operations on April 30, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the period from the commencement of operations on April 30, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants

Calgary, Alberta
February 10, 2006

Cordero Energy Inc.

Consolidated Balance Sheet

($000s)	As at December 31, 2005
Assets	
Current	
Cash and cash equivalents	11,027
Accounts receivable	8,799
	19,826
Petroleum and natural gas interests (note 3 and 4)	74,623
Future income tax asset (notes 3 and 11)	10,474
	104,923
Liabilities	
Current	
Accounts payable and accrued liabilities	19,825
Current portion of obligations under capital leases (note 6)	446
	20,271
Obligations under capital leases (note 6)	3,623
Asset retirement obligations (note 7)	3,695
Shareholders' equity	
Share capital (notes 8 and 9)	71,747
Contributed surplus (note 9)	1,061
Retained earnings	4,526
	77,334
	104,923

See accompanying notes.

On behalf of the Board

S. Barry Jackson
Director

Philip C. Swift
Director

Cordero Energy Inc.

Consolidated Statement of Operations and Retained Earnings

($000s, except per share amounts)	Period Ended December 31, 2005[1]
Revenue	
Gross oil and natural gas revenue	22,431
Royalties	(4,333)
	18,098
Expenses	
Operating	2,185
Transportation	508
General and administrative	1,357
Interest, net (notes 5 and 6)	70
Depletion, depreciation and amortization (note 4)	5,344
Accretion (note 7)	92
Stock-based compensation (note 9)	1,061
	10,617
Earnings before income taxes	7,481
Income taxes (note 11)	
Current income taxes	94
Future income taxes	2,861
	2,955
Net earnings	4,526
Retained earnings, beginning of period	-
Retained earnings, end of period	4,526
Net earnings per share (note 10)	
Basic	0.17
Diluted	0.16

(1) *These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.*

See accompanying notes.

Cordero Energy Inc.

Consolidated Statement of Cash Flows

($000s)	Period Ended December 31, 2005[1]
Cash flows from the following:	
Operating activities	
Net earnings	4,526
Items not affecting cash	
Depletion, depreciation and amortization (note 4)	5,344
Accretion (note 7)	92
Future income taxes (note 11)	2,861
Stock-based compensation (note 9)	1,061
Cash flow from operations	13,884
Asset retirement obligation expenditures (note 7)	(5)
Changes in non-cash working capital (note 12)	(859)
	13,020
Financing activities	
Issue of common shares and performance shares (note 8)	39,879
Share issue costs	(1,754)
Proceeds from sale-lease back transactions (note 6)	4,239
Repayment of capital lease obligations	(80)
	42,284
Investing activities	
Purchase of petroleum and natural gas interests (note 3)	(14,545)
Petroleum and natural gas expenditures	(42,832)
Disposition of petroleum and natural gas interests	1,215
Changes in non-cash working capital (note 12)	11,885
	(44,277)
Increase in cash	11,027
Cash, beginning of period	-
Cash, end of period	11,027

(1) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

Notes to Consolidated Financial Statements

For the period ended December 31, 2005 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement (see note 3).

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation. All inter-company transactions and accounts have been eliminated. The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and are expressed in Canadian dollars.

(a) Joint Venture Activities

A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) Cash and Cash Equivalents

Cash includes cash on deposit and short-term investments with an initial maturity of 90 days or less at the time of issue.

(c) Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation

Petroleum and natural gas interests, including assets under capital lease, are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated future costs to be incurred in developing proved reserves and, excluded, are estimated salvage values and costs incurred acquiring and evaluating unproved properties.

Impairment

Petroleum and natural gas interests are evaluated quarterly to determine whether the costs capitalized are impaired. The costs are impaired if the carrying value of the assets exceeds the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying value is assessed as impaired, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs, discounted using a risk-free rate. Unproved properties are assessed for impairment in a separate impairment test.

Asset Retirement Obligations
The fair value of the liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) *Revenue Recognition*
Revenue is recognized when title passes to the customer.

(e) *Stock-Based Compensation Plans*
The Company has stock-based compensation plans described in note 9 and accounts for its plans using the fair value method. Under this method, compensation cost attributable to stock options, performance warrants and performance shares granted to officers, directors and employees is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Consideration paid upon the exercise of stock options, performance warrants or performance shares, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital. In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(f) *Accounting for Leases*
The evaluation of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and is considered as such if fulfillment of the arrangement is dependent on the use of a specific tangible asset or assets and the arrangement conveys a right to use the tangible asset or assets.

(g) *Income Taxes*
The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h) *Earnings per Share*
Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, performance warrants, performance shares and share appreciation rights, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(i) *Measurement Uncertainty*
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

The amounts recorded for depletion and deprecation of petroleum and natural gas interests and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Proved reserves also provide the basis for determining whether the carrying value of petroleum and natural gas interests is impaired. The determination of stock-based compensation involves estimates of the volatility of the Company's common shares for future rates and expected life. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities and involves forecasting the amount of the future income tax asset that will be realized. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3. **Plan of Arrangement**

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas interests to Cordero. In exchange, Resolute shareholders received a total of 20.3 million common shares of Cordero, as well as the same number of arrangement warrants. Each arrangement warrant entitled the holder to acquire 0.0942 Cordero common shares, exercisable for 30 days after the effective date of the plan of arrangement, at a price of $2.87 per Cordero common share. As Cordero and Resolute were related parties at the time of the transaction, the net assets acquired by Cordero were recorded at Resolute's net book value as follows:

Net Assets Acquired	Amount
Petroleum and natural gas interests	30,872
Undeveloped lands	5,210
Future income tax asset	12,737
Asset retirement obligations	(1,250)
	47,569

Consideration of Acquisition	
Issuance of 20,347,222 common shares	33,024
Cash – purchase price adjustment	14,545
	47,569

4. **Petroleum and Natural Gas Interests**

At December 31, 2005	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 6)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at December 31, 2005, unproved properties of $12.0 million and other petroleum and natural gas assets of $1.2 million which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized overhead expenses of $1.3 million relating to petroleum and natural gas exploration and development activities for the period ended December 31, 2005.

Cordero performed a ceiling test calculation at December 31, 2005 to assess whether petroleum and natural gas interests are impaired. The future oil and gas prices are based on January 1, 2006 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials, and transportation costs specific to Cordero.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at December 31, 2005.

Year	WTI Oil (US$/bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil (Cdn$/bbl)	AECO Gas (Cdn$/mmbtu)
2006	60.81	0.86	70.07	11.58
2007	61.61	0.86	70.99	10.84
2008	54.60	0.86	62.73	8.95
2009	50.19	0.86	57.53	7.87
2010	47.76	0.86	54.65	7.57
2011	48.48	0.86	55.47	7.70
Escalate thereafter	1.5% per year		1.5% per year	1.5-1.7% per year

5. **Revolving Credit Facility**

The Company has a $25.0 million extendible revolving term credit facility. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by a $40.0 million first floating charge debenture over all the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate or banker's acceptances and LIBOR advances at LIBOR plus a stamping fee of 1.10%. No amount was outstanding at December 31, 2005.

6. **Obligations Under Capital Leases**

The Company has three capital leases for compression equipment at Malmo for a term of ten years. Future minimum lease payments are as follows:

Year	Amount
2006	670
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	5,148
Less amount representing interest at 5.18% to 5.91%	1,079
Present value of obligations under capital leases	4,069
Due within one year	446
Long-term portion of obligations under capital leases	3,623

Interest expense incurred on the obligations was $38,000 for the period ended December 31, 2005. Leased assets are depreciated using the unit-of-production method (see note 4).

7. **Asset Retirement Obligations**

Asset retirement obligations are based on the Company's net ownership in wells and facilities and management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

The Company has estimated the present value of its asset retirement obligations to be $3.7 million at December 31, 2005 based on a total future liability, after adjusting for inflation at 2.0%, of $8.7 million. Payments to settle asset retirement obligations will occur over the operating lives of the underlying assets, estimated to be from zero to 28 years, with the majority of costs expected to occur between 2013 and 2018. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rate of 7.5%.

	Period Ended December 31, 2005
Asset retirement obligations, beginning of period	-
Liabilities transferred upon plan of arrangement (note 3)	1,250
Liabilities incurred in period	1,673
Revisions to obligations	785
Liabilities settled during period	(5)
Dispositions	(100)
Accretion	92
Asset retirement obligations, end of period	3,695

8. Share Capital

(a) Authorized

At December 31, 2005, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	Number	Consideration
Issued on incorporation, March 30, 2005	1	1
Issued on completion of plan of arrangement (note 3)	20,347,222	33,024
Initial private placement	1,916,376	5,500
Exercise of arrangement warrants	1,861,190	5,341
Private placement, June 28, 2005	3,000,000	13,950
Private placement, November 29, 2005	2,600,000	15,080
Share issue costs (net of future tax effect)	-	(1,156)
Balance, December 31, 2005	29,724,789	71,740

Of the 20.3 million arrangement warrants issued to Resolute shareholders in conjunction with the plan of arrangement (see note 3), 19.9 million were exercised for 1.9 million common shares and total gross proceeds of $5.3 million.

On April 29, 2005, the Company issued 1.9 million common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. On June 28, 2005, the Company closed a bought deal private placement whereby 3.0 million common shares were issued at a price of $4.65/share for total gross proceeds of $14.0 million. On November 29, 2005, Cordero completed a private placement of 2.6 million common shares on a bought deal basis, at an issue price of $5.80/share for total gross proceeds of $15.1 million.

Each performance warrant is exercisable into one common share of the Company at a price of $2.87/share. The performance warrants have a term of five years and one-third will vest on each of the first, second and third anniversaries of April 29, 2005 as long as the twenty-day weighted average trading price of the common shares of Cordero reach 1.5 times, 2.0 times and 2.5 times $2.87 as at or after each respective anniversary date. As at December 31, 2005, the performance clauses of 1.5 and 2.0 times $2.87 have been met.

Performance Shares	Number	Consideration
Initial private placement	725,900	7
Balance, December 31, 2005	725,900	7

Each performance share was issued for a price of $0.01/share and will be convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less market value of $2.87 if positive, divided by the Cordero closing share price. The Cordero performance shares will automatically convert into Cordero common shares as to one-third on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such date.

9. Stock-Based Compensation Plans

(a) Stock Option Plan

The Company has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares at a fixed price not less than the volume-weighted five-day average preceding grant. During the period ended December 31, 2005, 1.1 million stock options were granted of which 135,000 issued to independent directors vested upon grant. Vesting and expiry provisions vary for each grant and are determined at the date of grant. The aggregate number of common shares and any other security-based share compensation of Cordero reserved for issuance under the stock option plan is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

Stock options granted is equal to stock options outstanding as there were no exercises or forfeitures during the period ended December 31, 2005. The following table summarizes information about the Company's stock options granted and outstanding at December 31, 2005:

Exercise Price	Options Outstanding	Remaining Contractual Life (years)	Options Exercisable	Remaining Contractual Life (Years)
$4.43	672,000	4.37	-	-
$4.84	283,400	4.46	115,000	4.46
$5.51	93,400	4.62	20,000	4.62
$5.65	57,000	4.69	-	-
$4.43 - $5.65	1,105,800	4.43	135,000	4.48

The weighted-average exercise price of all options outstanding at December 31, 2005 was $4.69.

(b) *Share Appreciation Rights Plan*

The Company has established a share appreciation rights plan whereby share appreciation rights (rights) may be granted to directors, officers, employees and other individuals who perform services for the Company or any subsidiary of the Company. The maximum number of rights which may be outstanding at any one time under the plan is 2% of the total number of issued and outstanding common shares of the Company, calculated on a non-diluted basis.

Each right entitles the holder to receive from the Company either: 1) an amount (the appreciation amount) per right being exercised equal to the positive difference, if any, obtained by subtracting $2.87 from the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of exercise; or 2) the number of common shares of the Company per right being exercised determined by the fraction equal to the appreciation amount divided by the five-day volume weighted average trading price.

As at December 31, 2005, no share appreciation rights had been granted.

(c) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted during the period ended December 31, 2005 is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values as follows:

	Stock Options	Performance Warrants	Performance Shares
Risk-free interest rate (%)	3.15	3.30	3.30
Expected life (years)	3.5	3.5	3.5
Expected volatility (%)	40	40	40
Dividend yield (%)	-	-	-
Weighted average fair value ($)	1.547	0.637	0.955

The aggregate fair value of the options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

10. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Period Ended December 31, 2005
Weighted average basic	26,795,376
Dilutive securities	
Stock options	324,071
Performance warrants	1,045,553
Performance shares	814,177
Weighted average diluted	28,979,177

11. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Period Ended December 31, 2005
Earnings before income taxes	7,481
Expected income taxes at the statutory rate of 37.62%	2,814
Increase (decrease) resulting from:	
Non-deductible Crown charges	869
Resource allowance	(872)
Stock-based compensation	399
Canadian Large Corporate Tax	94
Income tax rate reduction	(348)
Other	(1)
Income Taxes	2,955

The major components of the future income tax asset are as follows:

	As at December 31, 2005
Petroleum and natural gas interests	8,701
Asset retirement obligations	1,242
Share issue costs	508
Other	23
	10,474

12. Statements of Cash Flows

Changes in non-cash working capital	Period Ended December 31, 2005
Accounts receivable	(8,799)
Accounts payable and accrued liabilities	19,825
Change in non-cash working capital relating to:	11,026
Operating activities	(859)
Investing activities	11,885

Management's Discussion and Analysis

February 17, 2006

Cordero Energy Inc. ("Cordero" or "the Company") is an exploration and coalbed methane development company pursuing oil and natural gas production and reserve growth through the development of its extensive coalbed methane and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp.

Information presented in the Management's Discussion and Analysis (MD&A) under the following headings represents operations for the respective periods as follows:

Heading	Represents operations for:
2005	**The 246-day period April 30, 2005 to December 31, 2005**
Q4	**The 92-day quarter ended December 31, 2005**
Q3	**The 92-day quarter ended September 30, 2005**
Q2	**The 62-day period April 30, 2005 to June 30, 2005**

Amounts presented on a daily basis are calculated based on the number of days in the respective periods. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

This MD&A of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the three months and period ended December 31, 2005 together with the accompanying notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions.

The forward-looking statements contained herein are as of February 17, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Cash flow from operations, which is expressed before asset retirement expenditures and changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Cash flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2005 Overview

Selected Quarterly Information

	2005		
	Q4	**Q3**	**Q2[(1)]**
Production			
Natural gas (mmcf/d)	**12.1**	8.5	6.6
Oil and natural gas liquids (bbls/d)	**21**	1	1
Barrels of oil equivalent (boe/d)	**2,039**	1,421	1,103
Financial ($000s except as indicated)			
Petroleum and natural gas revenue	**12,637**	6,919	2,875
Revenue net of royalties	**10,029**	5,710	2,359
Cash flow from operations	**8,175**	4,268	1,440
Per share basic ($)	**0.29**	0.16	0.06
Per share diluted ($)	**0.27**	0.15	0.06
Net earnings	**3,453**	1,057	16
Per share basic ($)	**0.12**	0.04	-
Per share diluted ($)	**0.11**	0.04	-
Total assets	**104,923**	67,316	65,656
Net capital expenditures	**24,788**	11,610	5,219
Net debt and working capital (deficiency)	**(4,068)**	(121)	7,176
Total long-term debt	**3,623**	1,322	-
Shares outstanding (000s)	**29,725**	27,125	27,125
Per unit information			
Natural gas ($/mcf)	**11.22**	8.82	7.12
Oil and natural gas liquids ($/bbl)	**70.12**	51.13	41.40
Oil equivalent ($/boe)	**67.38**	52.93	42.73
Operating netback ($/boe)	**46.82**	36.57	27.40
Net wells drilled			
Natural gas	**36.6**	-	7.4
Oil	**1.0**	-	-
Dry	**1.0**	-	-
Total	**38.6**	-	7.4
Net success rate (%)	**97**	-	100

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2[1] – The Company commenced operations on April 30, 2005 with certain oil and gas properties transferred from Resolute, primarily coalbed methane and Belly River assets in the Malmo area of central Alberta. Production from these properties at inception was 683 boe/d. With the drilling of 7.4 net wells, tie-in of 15.3 net wells and addition of compression equipment up to June 30, 2005, production averaged 1,103 boe/d for the 62-day period. Cash flow for the quarter was $1.4 million. Net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Stock-based compensation expense represented the provision for start-up compensation arrangements which included 1.9 million performance warrants, 0.7 million performance shares and 1.0 million stock options of which 115,000 options granted to independent directors vested immediately. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. In June, the Company completed a bought-deal private placement of 3.0 million common shares for proceeds of $14.0 million. In conjunction with the second financing, the initial capital budget of $18-24 million for the period April 30, 2005 to December 31, 2005 was increased to $28-30 million. Upon start-up, the Company obtained a $12.0 million credit facility with a major Canadian chartered bank.

Q3 – Cash flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower cash costs relative to the increasing operations. With higher cash flow and operating income, stock-based compensation expense did not have such a significant effect on the future income tax rate as it did in the previous period. The Company did not drill any wells during the quarter, focusing its capital resources on installation of new compression equipment and relocation of existing compressors to more effectively match deliverability with previously-drilled and planned wells. Completion work was performed on 11 wells and in relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The capital budget was further increased to $44.0 million for the period April 30, 2005 to December 31, 2005 and accordingly the Company expanded its $12.0 million credit facility to $25.0 million.

Q4 – Quarterly financial results of $8.2 million in cash flow and $3.5 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Average production for the three months was 2,039 boe/d and the exit rate, representing average production for the month of December, was 2,388 boe/d. The high commodity price environment contributed to Cordero's average realized price of $11.22/mcf for its natural gas production. Unit costs continued to decrease with operating costs of $5.27/boe for the quarter compared to $6.53/boe for the period ended June 30, 2005. G&A expenses declined to $2.64/boe for the quarter from $5.29/boe for the period ended June 30, 2005. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation, undeveloped acreage acquired and seismic purchased for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. In November, Cordero completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million and the Company entered 2006 in a strong financial position with net debt and working capital deficiency of $4.1 million and an unutilized $25.0 million credit facility.

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

2005 Performance Compared to Guidance

The following table compares the Company's performance for the period ended December 31, 2005, to the initial guidance provided in August 2005 and the revised guidance in November 2005:

		Guidance August 2005 Range		Guidance November 2005 Range	
	Actual	Low	High	Low	High
Average production - natural gas (boe/d)	1,574	1,400	1,600	1,475	1,550
Exit production (boe/d)[1]	2,388	2,000	2,000	2,000	2,300
Royalties (% of revenue)	19.3	18.5	19.5	17.5	18.5
Transportation ($/boe)	1.32	1.17	1.20	1.30	1.40
Operating ($/boe)	5.67	6.20	6.50	5.75	6.25
General and administrative ($/boe)	3.52	3.50	3.75	3.50	3.75
Capital expenditures ($ million)	41.6	28.0	30.0	44.0	46.0

(1) Represents average production volumes for December 2005.

Average and exit production volumes exceeded the high end of management's expectations resulting from both excellent production performance from the Horseshoe Canyon and Belly River drilling program and timely tie-in of wells and installation of compression equipment. The royalty rate was slightly higher than anticipated due to the higher average royalty rate on new wells added during the fourth quarter. Operating costs per boe were below the guidance range as a result of higher-than-expected production volumes. Transportation and general and administrative costs per boe were consistent with the November guidance. Actual capital expenditures were less than the minimum amount expected by management, the primary factor being adjustments to timing and scope of activities.

2006 Guidance & Sensitivities

	November 2005	
	Low	High
Average Production	3,100	3,400
Royalties (% of revenue)	17.5	19.0
Transportation ($/boe)	1.4	1.5
Operating ($/boe)	5.8	6.3
General and administrative ($/boe)	2.1	2.4
Capital expenditures ($ million)	50.0	55.0

Cordero released its initial 2006 guidance on November 10, 2005 as disclosed in the above table. The Company plans to continue with its development of Malmo based on continued success to date. Approximately $27 million of the 2006 budget has been allocated to the area to drill and tie-in 30-35 net wells. Planned activities also include the installation of pipelines and facilities relating to wells drilled during the fourth quarter of 2005.

Cordero is positioning itself for growth beyond the development potential at Malmo. Approximately $23-25 million has been allocated to drill 10-12 conventional exploration and development wells and acquire additional land and seismic.

The Company will re-evaluate its guidance based on results from fall and winter drilling.

Production

	2005	Q4	Q3	Q2
Natural gas (mcf/d)	**9,393**	**12,107**	8,520	6,616
Oil and NGLs (bbls/d)	**8**	**21**	1	1
Total (boe/d)	**1,574**	**2,039**	1,421	1,103

Daily production averaged 2,039 boe/d for the three months and 1,574 boe/d for the period ended December 31, 2005. At inception, April 30, 2005, the assets transferred to Cordero produced 683 boe/d. Volumes for the current quarter represent growth of 43% from third quarter production of 1,421 boe/d and 199% from inception.

During the period April 30, 2005 to December 31, 2005 Cordero drilled 42.0 net wells in Malmo, all successful. Production additions for Malmo in the fourth quarter are attributable to 22.2 net wells that were brought on-stream and installation of compression equipment.

The Company drilled 4.0 net wells in conjunction with its conventional exploration program, all during the fourth quarter. These efforts resulted in the Company's first oil well at Willesden Green, a gas well at Knopcik and two wells at Flatrock; one that is currently in the production-testing stage and one that was completed and subsequently abandoned.

Cordero's coalbed methane and Belly River development drilling program at Malmo will continue to play a significant role in expanding the Company's production and reserve base. To enhance future production potential, the Company's exploration team will continue to build strategic land base and prospect inventory. The number of exploration wells drilled in 2006 will depend on several factors including the success of initial wells in each of the Company's exploration areas. Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

($000s)	2005	Q4	Q3	Q2
Natural gas	**22,292**	**12,503**	6,915	2,874
Oil and NGLs	**139**	**134**	4	1
Total	**22,431**	**12,637**	6,919	2,875

Prices and Marketing

Benchmark prices:	2005	Q4	Q3	Q2
AECO natural gas ($/mmbtu)	**9.59**	**11.43**	9.37	7.17
WTI oil (USD$/bbl)	**59.50**	**60.02**	63.19	53.20
CDN/USD foreign exchange rate	**0.832**	**0.852**	0.833	0.801
WTI oil (CDN equivalent $/bbl)	**71.50**	**70.42**	75.89	66.38
Edmonton Light ($/bbl)	**71.76**	**71.17**	76.51	65.52

Average Sale Price	2005	Q4	Q3	Q2
Natural gas ($/mcf)	**9.69**	**11.22**	8.82	7.12
Oil and NGLs ($/bbl)	**69.11**	**70.12**	51.13	41.40
Total ($/boe)	**58.18**	**67.38**	52.93	42.73

Petroleum and natural gas revenue of $12.6 million for the three months ended December 31, 2005 was up 83% over prior quarter revenue of $6.9 million. For the period ended December 31, 2005, revenue was $22.4 million. The Company's quarterly average realized prices for its natural gas production rose steadily through the year to $11.22/mcf in the fourth quarter with an average of $9.69/mcf for the period ended December 31, 2005. Cordero's production from its only oil well, which came on-stream in December 2005, received an average price of $70.12/bbl. Cordero's natural gas price is highly-correlated with the AECO daily index as approximately 80-85% of production is sold at daily spot prices with the remaining production dedicated to an aggregator contract. The AECO prices are influenced by overall North American supply and demand balance, seasonal changes, storage levels and transportation capacity constraints.

The Company has not hedged or entered into any fixed price arrangements during or subsequent to the period ended December 31, 2005. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

	2005	Q4	Q3	Q2
Crown	**3,594**	**2,206**	1,001	388
Freehold, GORR	**804**	**467**	208	128
ARTC	**(65)**	**(65)**	-	-
Total royalties	**4,333**	**2,608**	1,209	516

Average Royalty Rates (average % of total sales)				
Crown	**16.0**	**17.5**	14.5	13.5
Freehold, GORR	**3.6**	**3.7**	3.1	4.5
ARTC	**(0.3)**	**(0.6)**	-	-
Total royalties	**19.3**	**20.6**	17.6	18.0

For the three months ended December 31, 2005, royalties were $2.6 million and 20.6% of revenue. For the period ended December 31, 2005, royalties were $4.3 million with a royalty rate of 19.3%. In the month of November, the Company's realized price for natural gas was less than the Alberta reference price, inflating Crown royalties as a percentage of revenue. Crown royalties paid on wells acquired from Resolute are not eligible for the Alberta Royalty Tax Credit (ARTC) and substantially all Crown royalties for the period ended December 31, 2005 are associated with production from wells drilled prior to the Company's inception.

Royalty rates in subsequent periods may also fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

($000s, except per boe)	2005	Q4	Q3	Q2
Operating expense (gross)	**2,547**	**1,201**	894	452
Processing income	**(362)**	**(213)**	(136)	(13)
Operating expense (net, as reported)	**2,185**	**988**	758	439
Operating expense per boe (net)	**5.67**	**5.27**	5.80	6.53

As producing wells were added, total net operating expenses increased each reporting period to almost $1.0 million for the quarter ended December 31, 2005 for a total of $2.2 million to date. As a result of the incremental production volumes, operating expenses per boe declined by 19% from the period ended June 30, 2005 to the fourth quarter; from $6.53/boe to $5.27/boe. The average for the period ended December 31, 2005 was $5.67/boe.

The Company expects the benefits of economies of scale to continue, however, not at the rapid rate experienced in 2005. Future offsetting increases are anticipated with the escalating cost of field supplies and services and the addition of conventional wells to the Company's production profile. These factors, along with the level of ownership in gathering and processing facilities, will ultimately determine future operating expenses.

Transportation Expenses

	2005	Q4	Q3	Q2
Transportation expenses - $000s	**508**	**260**	172	76
Transportation expenses - $/boe	**1.32**	**1.39**	1.31	1.13

Transportation expenses were $0.3 million or $1.39/boe for the fourth quarter of 2005 and $0.5 million or $1.32/boe for the period ended December 31, 2005. Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and, if oil production increases in the future, the method of transporting oil (pipeline versus trucking).

General and Administrative Expense (G&A)

($000s, except per boe)	2005	Q4	Q3	Q2
G&A expense (gross)	**3,127**	**1,240**	1,121	766
Overhead recoveries	**(489)**	**(268)**	(127)	(94)
	2,638	**972**	994	672
Allocated to capital projects	**(1,281)**	**(476)**	(489)	(316)
G&A expense	**1,357**	**496**	505	356
G&A expense per boe	**3.52**	**2.64**	3.86	5.29

G&A expense of $0.5 million for the fourth quarter is consistent with the previous quarter, but the incremental production volumes contributed to a decrease in unit costs of over $1.00/boe to $2.64/boe. G&A expense per boe is expected to decrease further as production levels increase.

G&A expense for the three months ended December 31, 2005 is reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from third parties of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expense allocated to capital projects represents salaries and other costs associated with property acquisition, exploration and development activities. The Company is currently utilizing a significant amount of its resources for its exploration program, resulting in a high proportion of costs capitalized. The proportion of G&A expense allocated to capital in future periods will depend on the type of actual capital activities carried out.

Stock-Based Compensation

Stock-based compensation expense was $0.3 million for the three months ended December 31, 2005 and $1.1 million for the period ended December 31, 2005. This expense represents the fair value of the Company's stock options, performance warrants and performance shares, amortized over the respective vesting periods. The expense for the period ended December 31, 2005 includes provision for 135,000 options granted to independent directors, in conjunction with start-up compensation arrangements that vested immediately upon grant. Of these stock options, 115,000 were granted in the period ended June 30, 2005 and 20,000 in the third quarter of 2005.

Depletion, Depreciation and Amortization (DD&A)

	2005	Q4	Q3	Q2
Depletion, depreciation and amortization – $000s	**5,344**	**2,552**	1,943	849
Depletion, depreciation and amortization – $/boe	**13.86**	**13.61**	14.87	12.62

The assets transferred to Cordero in the plan of arrangement represent approximately one-third of the depletable base and were transferred at the historic net book value of Resolute. In accordance with oil and gas full cost accounting policies, the net book value transferred to Cordero was determined based on the ratio of discounted future net revenue of the property transferred to the discounted future net revenue of Resolute's total proved reserves.

For the three months ended December 31, 2005, DD&A expense totaled $2.6 million or $13.61/boe and for the period ended December 31, 2005 was $5.3 million or $13.86/boe. Total costs subject to depletion and depreciation include $38.7 million relating to estimated future development costs for proved reserves. Excluded from the depletable base is $12.0 million related to unproved properties and $1.2 million for other petroleum and natural gas assets which consisted of drilling supplies for future exploration and development activities. DD&A per boe increased from the period ended June 30, 2005 to the third quarter due to an upward adjustment for estimated future capital costs. In the fourth quarter, the significant addition of proved reserves relative to the capital expenditures and future capital additions resulted in a decline of $1.26/boe. Cordero's future DD&A expense will reflect finding, development and acquisition costs for proved reserves.

Accretion

	2005	Q4	Q3	Q2
Accretion – $000s	**92**	**38**	34	20
Accretion – $/boe	**0.24**	**0.20**	0.26	0.30

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. Pursuant to the plan of arrangement, the Company recorded a liability of $1.3 million associated with the assets transferred to Cordero. The liability has increased with the wells drilled and facilities added to the end of 2005 and accretion expense will continue to increase with the growing obligation.

Income Taxes

Current income tax expense of $77,000 for the three months and $94,000 for the period ended December 31, 2005 represents Large Corporation Tax (LCT). Presently the Company does not expect to pay current taxes other than LCT in 2006 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

Future income tax expense for the current quarter was $1.8 million and for the period to date was $2.9 million. Cordero's future tax rate is partially a function of the non-deductible, stock-based compensation expense relative to earnings before taxes and was unusually high in the Company's first reporting period due to start-up compensation arrangements. For the three months ended and the period ended December 2005, the future tax rates were 34% and 38% respectively.

Estimated income tax pools available at January 1, 2006 are as follows:

	Annual Deduction Available (%)	($000s)
Canadian oil and gas property expenses	10	51,296
Canadian development expenses	30	11,561
Canadian exploration expenses	100	5,222
Undepreciated capital costs	25	32,426
Financing costs	20	1,489
Other	10	44
		102,038

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	2005	Q4	Q3	Q2
Sales price	**58.18**	**67.38**	52.93	42.73
Royalties	**(11.23)**	**(13.90)**	(9.25)	(7.67)
Transportation costs	**(1.32)**	**(1.39)**	(1.31)	(1.13)
Operating expenses	**(5.67)**	**(5.27)**	(5.80)	(6.53)
Operating netback	**39.96**	**46.82**	36.57	27.40
G&A	**(3.52)**	**(2.64)**	(3.86)	(5.29)
Interest (net)	**(0.18)**	**(0.19)**	0.04	(0.60)
Current income taxes	**(0.24)**	**(0.41)**	(0.08)	(0.10)
Corporate netback	**36.02**	**43.58**	32.67	21.41

Capital Expenditures

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas properties to Cordero. As Cordero and Resolute were related parties at the time of the transaction, net assets acquired by Cordero were recorded at Resolute's net book value. Quarterly capital additions are as follows:

($000s)	2005	Q4	Q3	Q2
Land and lease retention	**4,321**	**2,530**	1,742	49
Geological and geophysical	**3,227**	**1,879**	1,101	247
Drilling and completions	**16,678**	**11,978**	2,966	1,734
Facilities and equipment	**15,555**	**7,803**	4,877	2,875
Property acquisitions	**753**	**-**	256	497
Other	**2,298**	**841**	681	776
Total capital expenditures	**42,832**	**25,031**	11,623	6,178
Purchase price adjustment	**14,545**	**300**	1,273	12,973
Dispositions	**(1,215)**	**(243)**	(13)	(959)
Net capital expenditures	**56,162**	**25,088**	12,883	18,192

In June 2005, upon completion of financing for $14.0 million, the Company increased its initial capital budget of $18-24 million to $28-30 million for the period April 30, 2005 to December 31, 2005. In October 2005, the Company further increased the budget to $44.0 million for the same period. Actual expenditures have varied from budget primarily due to adjustments in the timing and scope of activities. Disregarding the purchase price adjustment, capital expenditures for the fourth quarter of 2005 were $24.8 million and for the period ended December 31, 2005 were $41.6 million.

During the quarter ended December 31, 2005, the Company drilled 38.6 net wells and performed completion work on 44 wells, resulting in drilling and completion expenditures of almost $12.0 million. Facilities and equipment totaled $7.8 million for the three months ended December 31, 2005 and was comprised of tie-in activities for 21.2 net wells and the purchase and installment of approximately 2,275 hp of compression equipment. In relation to the exploration program, Cordero incurred $1.9 million for seismic and $2.5 million for undeveloped acreage in the three month period ended December 31, 2005.

The 2006 capital budget is currently set at $50-55 million, approximately half of it dedicated to further development of the Company's Malmo interests. The remaining funds are allocated to the exploration program with the intent of capitalizing on the economic potential of land interests currently held as well as acquiring seismic data and acreage to facilitate future growth opportunities.

Liquidity and Capital Resources

In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20.3 million common shares of Cordero, as well as the same number of arrangement warrants which expired on May 30, 2005. Prior to May 30, 2005, arrangement warrants were exercised for 1.9 million common shares for gross proceeds of $5.3 million.

On April 29, 2005, the Company issued 1.9 million common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. The common shares issued under this private placement are subject to escrow conditions and the vesting of the performance warrants is subject to time and certain performance conditions.

On June 28, 2005, the Company closed a bought deal private placement whereby 3.0 million common shares were issued at a price of $4.65/share for total gross proceeds of $14.0 million.

In conjunction with the increased capital budget in October 2005, the Company expanded its $12.0 million credit facility to $25.0 million. The facility is with a major Canadian chartered bank, is subject to periodic review and is secured by the Company's petroleum and natural gas assets. Cordero expects the facility to be further expanded as reserves and production volumes grow.

On November 29, 2005, Cordero completed a private placement of 2.6 million common shares, on a bought deal basis, at an issue price of $5.80/share for total gross proceeds of $15.1 million.

During the period ended December 31, 2005, the Company entered into three sale-leaseback transactions with a third party for the construction, sale and use of compression equipment at Malmo. The total undiscounted lease obligation was $5.1 million at December 31, 2005 and all three leases have ten-year terms. The Company is expected to have similar transactions with this party for additional compressors in the future.

During the fourth quarter, capital expenditures were funded through internally-generated cash flow and funds from the November private placement. The Company anticipates significant capital expenditures for future acquisition, exploration, development and production of oil and natural gas reserves and expects to finance the 2006 capital program through a combination of existing cash reserves, internally-generated cash flow, debt, or if necessary and on favourable terms, disposition of non-strategic properties or equity issues. Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to have the ability to fulfill all of its contractual obligations at December 31, 2005 as summarized below:

Contractual Obligations ($000s)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Operating lease obligations	986	303	654	29	-
Capital lease obligations	5,142	670	1,241	1,108	2,123
Total contractual obligations	6,128	973	1,895	1,137	2,123

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	February 17, 2006	December 31, 2005
Common shares	29,725	29,725
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	726	726
Stock options	1,139	1,106
Total	33,506	33,473

Share Trading Information

	2005
Trading volume (000s)	12,618
Daily average (000s)	76
Trading value ($000s)	69,095
Share price ($/share)	
High	6.74
Low	3.51
Average	5.48
Market capitalization – December 31, 2005	
Shares outstanding (000s)	29,725
Year-end share price ($/share)	6.50
Total ($000s)	193,213

Critical Accounting Estimates

Management makes certain judgments and estimates in preparing financial statements in accordance with Canadian GAAP. Changes to these judgments and estimates could have a material effect on Cordero's financial statements and financial position.

Proved Petroleum and Natural Gas Reserves
Proved reserves, the estimated quantities of natural gas, crude oil and natural gas liquids that can be recovered in future years under future economic and operating conditions, are critical to many aspects of the Company's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data as well as historical production data and are subject to revisions based on changes in reservoir performance and the pricing environment.

Depletion Expense
In accordance with the full cost method of accounting for exploration and development activities, all costs associated with exploration and development are capitalized, whether successful or not. The aggregate of capitalized costs and future development costs, net of costs related to unproved properties, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to be determined if proved reserves should be assigned or if impairment exists.

Full Cost Accounting Ceiling Test
The Company reviews the carrying value of all petroleum and natural gas assets for potential impairment on a quarterly basis. Impairment is indicated if the carrying value of the assets is not recoverable by the future undiscounted cash flows. This impairment test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. If impairment exists, the amount by which the carrying value exceeds the estimated fair value of the assets will be charged to earnings.

Asset Retirement Obligations
The provision for asset retirement obligations is estimated based on costs to abandon and reclaim wells and facilities, timing of abandonment and reclamation of wells and facilities, and inflation and discount rates over the life of the reserves. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Stock-based Compensation Expense
Compensation costs attributable to stock options, performance warrants and performance shares granted by the Company are charged to earnings over the vesting period of the securities. The fair value calculation method adopted by the Company is the Black-Scholes model, which requires management to estimate the expected life of the securities and the expected volatility of Cordero's share price over the life of the options, performance warrants and performance shares. These estimates may be different than the actual life and volatility.

Income Taxes
The determination of the Company's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expenses recorded may differ from those actually incurred.

Accounting Standards and Changes in Accounting Standards

Accounting Policies Effective 2005

Leases
On December 9, 2004, the Emerging Issues Committee issued EIC-150, *Determining Whether an Arrangement Contains a Lease*, to provide guidance for determining whether certain arrangements are, or contain, leases that are within the scope of CICA Handbook Section 3065, *Leases*. The effective date for this Abstract was the entity's next reporting period beginning after December 9, 2004.

Cordero has an agreement with a third party for the use of processing and gathering facilities as well as the construction, sale and use of compression equipment. Under the terms of this agreement, the Company participated in three sale-leaseback transactions during the period ended December 31, 2005. This agreement was evaluated under EIC-150 and the agreement itself, as well as the individual leaseback transactions, classified in accordance with Section 3065.

New Standards in 2006 and 2007

Financial Instruments
In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early-adoption of any one of these standards also requires early-adoption of at least two of the other three.

These new accounting standards for Canadian GAAP will converge more closely with US GAAP as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

The Company has not assessed the future impact these sections will have on the financial statements.

Disclosure Controls and Procedures Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the CEO and the CFO have evaluated the effectiveness of Cordero's disclosure controls and procedures as defined in *Multilateral Instrument 52-109* of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Risk Factors

Exploration, Development and Production Risks
The long-term success of Cordero will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Cordero will be able to locate satisfactory properties for acquisition or participation or that the Corporation's expenditures on future exploration will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to accurately project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over-pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. If acquisitions or participations are identified, Cordero may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well

does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the costs of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation and gathering capacity or other geological and mechanical conditions. As well, approved activities may be subject to limited access windows for various reasons which may subject projects to significant delays. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

The nature of oil and gas operations exposes Cordero to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Coalbed Methane (CBM)
CBM development in Canada is currently in the early stages and, as a result, the future of CBM in Alberta is not certain. Each coalbed basin in the world has proved to have its own unique set of risks and challenges. For Cordero, the lack of industry-wide production history within the Horseshoe Canyon formation, where Cordero's interests lie, is the most significant challenge. Although Cordero's production test rate results to date are encouraging, full commercial development requires a significant capital commitment and the production profile for the zones that Cordero is producing from is still uncertain. Other risks include uncertainty of title to coalbed gas and environmental issues, specifically public and landowner concerns related to water production, well density, and noise. Cordero has performed the necessary legal procedures to obtain certification of its rights to the natural gas produced from its CBM landholdings and focuses a significant amount of effort on minimizing surface disturbance and noise through directional drilling and effective alignment of roads and pipelines. The Corporation does not anticipate a significant amount of water production with its CBM production but it remains an operating risk that could affect production performance. To the extent that it is required, there are numerous conservational water disposal options such as treating and sub-surface disposal. Well spacing will be dependent on regulatory approval, drilling and well completion methodology, access restrictions and economics.

Prices, Markets and Marketing of Crude Oil and Natural Gas
Prices received and marketability of oil and natural gas (including CBM) acquired or discovered by Cordero are determined by factors beyond the control of Cordero, principally world demand and supply. World prices for oil and natural gas have fluctuated significantly in recent years, reaching all-time highs in 2005. Any material declines in prices could result in a reduction of net production revenue. Cordero's revenue may also be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Cordero. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Cordero's oil and gas reserves. The Corporation may choose not to produce from certain wells at lower prices.

All of these factors could result in a material decrease in Cordero's future net production revenue causing a reduction in its exploration, acquisition and development activities. In addition, bank borrowings available to Cordero are expected to be determined in part by the borrowing base of Cordero. A sustained material decline in prices from historical average prices could limit the Corporation's borrowing base, therefore reducing the bank credit available to Cordero and perhaps requiring that a portion of any existing bank debt of Cordero be repaid.

To earn production revenue, Cordero must establish markets for its oil and natural gas and successfully market its production to prospective buyers. The ability of Cordero to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Cordero will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities as well as operational problems with such pipelines and facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Competition
The oil and natural gas industry is very competitive for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel. Specific to Cordero's operations is the intense competition for land in the narrow and prolific Horseshoe Canyon fairway. Drilling rigs, service rigs and compression equipment are critical to maintaining the Company's exploration and development plan and, during periods of high industry activity, Cordero may not have access to the equipment required or qualified individuals to operate or install the equipment. Many of Cordero's competitors have significantly greater financial resources than Cordero and include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of Cordero's customers and potential customers are themselves exploring for oil and natural gas and the results of such exploration efforts could affect the Corporation's ability to sell or supply oil or gas to these customers in the future. Cordero's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserve Replacement
Cordero's future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on Cordero successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Cordero may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. There can be no assurance that Cordero's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Capital Requirements and Financial Resources
Cordero anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. For growth-oriented oil and gas companies, such expenditures are typically well in excess of available cash flow from operations, requiring financing from incremental debt or equity sources or from the sale of properties. If Cordero's revenues or reserves decline, Cordero may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these capital or other corporate requirements or, if debt or equity financing is available, that it will be on terms acceptable to Cordero. Furthermore, future activities may require Cordero to alter its capitalization significantly. The inability of Cordero to access sufficient capital for its operations could have a material adverse effect on Cordero's financial condition, results of operations or prospects.

Cordero's lenders have been provided with security over substantially all of the assets of the Corporation. If Cordero becomes unable to pay its debt service charges or otherwise commits an event of default, these lenders may foreclose on or sell Cordero's properties. The proceeds of any such sale would first go to satisfy amounts owed to Cordero's lenders and only the remainder would be available to the Corporation.

Acquisitions
Cordero may enter into transactions to acquire assets or the share of other corporations. These activities and transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Neither Cordero's articles nor its by-laws limit the amount of indebtedness that Cordero may incur. The level of Cordero's indebtedness from time to time could impair Cordero's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise, resulting in missed acquisition opportunities and reduced or terminated operations.

Assessment of Value of Acquisitions
Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Cordero's own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Cordero's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Cordero uses for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Cordero. Any such instance may offset the return on and value of the Cordero common shares. Material environmental, contractual and other deficiencies may be discovered following an acquisition that could significantly negatively affect the value of the acquisition to Cordero.

Insurance
Cordero's involvement in the exploration for and development of oil and gas properties may expose the Corporation to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Cordero has obtained insurance to address such risks, such policies have limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Cordero may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Cordero. The occurrence of a

significant event that Cordero is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Cordero's financial position, results of operations or prospects.

Environmental Risks
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Cordero to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Cordero's financial condition, results of operations or prospects.

Currently, CBM operations are subject to the same provincial and federal wildlife and environmental laws as conventional land gas operations, with the exception of some CBM-specific regulations in British Columbia. However, as CBM development grows in Canada, Cordero's future operations may be governed by more CBM-specific federal and provincial regulations.

Kyoto Protocol
Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder. Canada, as an Annex B party to the Kyoto Protocol, is required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses" between 2008 and 2012. Cordero's exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Cordero to legislation in Canada regulating emissions of greenhouse gasses. The Government of Canada has launched Project Green with an updated climate change plan: *"Moving Forward on Climate Change: A Plan for Honouring our Kyoto Commitment"*. This plan applies to various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those contained in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from Cordero's operations and facilities. The direct and indirect costs of complying with these emission regulations may adversely affect the business of Cordero.

Reliance on Operators and Key Employees
To the extent Cordero is not the operator of its oil and gas properties, Cordero will be dependent on such operators for the timing of activities and administration related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Cordero will be largely dependent upon the performance of its management and key employees. Cordero does not have any key man insurance policies and, therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Cordero.

Delays in Business Operations
In addition to the usual delays in payments by purchasers of oil and natural gas to Cordero or to the operators, and the delays by operators in remitting payment to Cordero, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products and services, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Cordero in a given period and expose Cordero to additional third party credit risks.

Seasonality
The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. As well, environmental legislation limits the ability to perform construction activities when ground conditions are considered unsuitable. Also, certain oil and gas producing properties are located in areas that are inaccessible during non-winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and declines in the demand for the goods and services of Cordero.

Permits and Licenses
The operations of Cordero may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain and maintain all necessary licenses and permits that may be required to carry out exploration, development and production operations at its projects.

Title to Properties
Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Cordero which could result in a reduction of the revenue by Cordero.

Aboriginal Claims
Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Cordero is not aware that any claims have been made in respect of the Corporation's properties; however, if a claim arose and was successful, it could have an adverse effect on Cordero and its operations.

Changes in Legislation
The return on an investment in securities of Cordero is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Cordero or the holding and disposing of securities of Cordero.

Corporate Matters
Cordero does not anticipate the payment of any dividends on the Cordero common shares for the foreseeable future. Certain of the directors and officers of Cordero are also directors and officers of other oil and gas companies involved in natural resource exploration and development and conflicts of interest may arise between their duties as officers and directors of Cordero and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the Alberta Business Corporations Act.

Dilution
Cordero may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Cordero which may be dilutive.

Borrowing
Cordero's lenders will be provided with security over substantially all of the assets of Cordero. If Cordero becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, these lenders may foreclose on or sell Cordero's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Cordero's lenders and other creditors and only the remainder, if any, would be available to Cordero.

Third Party Credit Risk
Cordero is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Cordero, such failures could have a material adverse effect on Cordero and its cash flow from operations.

Income Taxes
The Corporation will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Cordero, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Form 52-109F1

Certification of Annual Filings

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 20, 2006

"signed"
David Elgie
President and Chief Executive Officer

Form 52-109F1

Certification of Annual Filings

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 21, 2006

"signed"
David Elgie
President and Chief Executive Officer

Form 52-109F1

Certification of Annual Filings

I, Dean Setoguchi, Vice President and Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 20, 2006

"signed"
C. Dean Setoguchi
Vice President and Chief Financial Officer

Form 52-109F1

Certification of Annual Filings

I, Dean Setoguchi, Vice President and Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the period ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: June 21, 2006

"signed"
C. Dean Setoguchi
Vice President and Chief Financial Officer



NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders (the "Meeting") of Cordero Energy Inc. ("Cordero") will be held at 3:00 p.m. (Calgary time) on Thursday, May 4, 2006 in the Royal Room of The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the annual financial statements for the year ended December 31, 2005 and the auditors' report thereon;

2. to appoint auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;

3. to elect directors for the ensuing year; and

4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Specific details of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to the Transfer Agent of the common shares of Cordero, Valiant Trust Company, Suite 310, 606 Fourth Street S.W., Calgary, Alberta, T2P 1T1 (fax number: 403-233-2857). To be valid and used, properly executed proxies must be received by the Transfer Agent at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. If a shareholder receives more than one proxy form because such shareholder owns common shares of Cordero registered in different names or addresses, each proxy form should be completed and returned. The share transfer books of Cordero will not be closed, but the Board of Directors of Cordero has fixed March 20, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of March 6, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *David V. Elgie*

David V. Elgie
President and Chief Executive Officer


corDero
ENERGY INC

PROXY SOLICITED BY MANAGEMENT FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on Thursday, May 4, 2006

The undersigned holder ("Shareholder") of voting common shares ("Common Shares") of Cordero Energy Inc. ("Cordero") hereby appoints David V. Elgie, President and Chief Executive Officer of Cordero or failing him, C. Dean Setoguchi, Vice President and Chief Financial Officer and Corporate Secretary of Cordero, or instead of either of them, ____________________________________, as proxy, with power of substitution, to attend, act and vote for and on behalf of the Shareholder with respect to all of the Common Shares held by the Shareholder, at the annual general meeting (the "Meeting") of the shareholders of Cordero to be held on Thursday, May 4, 2006 at 3:00 p.m. (Calgary time) at The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, and at any adjournments thereof, and at every poll which may take place at the Meeting, with the same powers that the Shareholder would have if the Shareholder were present at the Meeting, or any adjournment of the Meeting. This Proxy is accompanied by a formal notice of the meeting (the "Notice") and a management proxy circular (the "Circular"), both dated March 6, 2006, providing more detailed information on the matters to be addressed at the Meeting. Without limiting the above proxy appointment, such proxy is instructed to vote at the Meeting as follows:

1. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Cordero for the ensuing year and authorizing the directors of Cordero to fix their remuneration.

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of directors of Cordero as set forth in the Circular.

3. On any other matters that may properly come before the Meeting.

THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ON THE ITEMS ABOVE AS THE SHAREHOLDER MAY HAVE SPECIFIED BY MARKING AN "X" IN THE BOXES PROVIDED FOR THAT PURPOSE. IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE MEMBER HAD VOTED "FOR" THE FOREGOING MATTERS.

IF THE SHAREHOLDER DOES NOT WANT TO APPOINT EITHER OF THE INDIVIDUALS NAMED IN THIS PROXY, THEY SHOULD STRIKE OUT SUCH NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON THEY WISH TO ACT AS THEIR PROXY, WHO DOES NOT NEED TO BE A SHAREHOLDER OF CORDERO.

THE SHAREHOLDER ALSO HEREBY CONFERS DISCRETIONARY AUTHORITY ON HIS OR HER PROXY TO VOTE THE SHAREHOLDER'S SHARES IN THE PROXY'S DISCRETION ON ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND ON ANY OTHER MATTERS WHICH MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING (PLEASE STRIKE OUT THIS SENTENCE IF SUCH DISCRETIONARY AUTHORITY IS NOT TO BE GRANTED).

This Proxy must be dated and signed by the Shareholder or by his or her attorney, duly authorized by them in writing, or, in the case of a corporation, executed by a duly authorized officer or officers or attorney for the Corporation. If this Proxy is not dated, it shall be deemed to bear the date on which the Circular was distributed by Cordero to the holders of Common Shares.

For this Proxy to be effective, it must be deposited with Valiant Trust Company, Suite 310, 606 Fourth Street S.W., Calgary, Alberta, T2P 1T1, (fax number: 403-233-2857) at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment of the Meeting at which the person named in this Proxy intends to vote.

The Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Dated ______________________________, 2006

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

This signature should be exactly the same as the name in which the Common Shares represented hereby are registered. Joint owners should each sign. Executors, administrators and trustees, etc. should attach evidence of their authority and a corporation affix its seal hereto.



Annual Meeting of Shareholders
to be held on Thursday, May 4, 2006

MANAGEMENT PROXY CIRCULAR

DATED MARCH 6, 2006

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Information Circular") is furnished in connection with the solicitation by the Management of Cordero Energy Inc. (the "Corporation" or "Cordero") of proxies to be used at the Annual Meeting (the "Meeting") of the holders of common shares of the Corporation (the "common shares"), which is to be held in the Royal Room of The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on Thursday, May 4, 2006 at 3:00 p.m. (Calgary time) and any adjournment thereof for the purposes set forth in the Notice of Annual Meeting (the "Notice") which accompanies this Information Circular.

Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation. Information contained herein is given as of the date of this Circular unless otherwise specifically stated.

Appointment of Proxy Holders and Revocation of Proxies

The designees named in the accompanying instrument of proxy (the "Instrument of Proxy") are David V. Elgie, President and Chief Executive Officer and C. Dean Setoguchi, Vice President and Chief Financial Officer. **A holder of common shares has the right to appoint a person (who need not be a holder of common shares) other than Messrs. Elgie or Setoguchi to represent the holder of common shares at the Meeting.** To exercise this right, a holder of common shares should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy.

An Instrument of Proxy or other appropriate form of proxy will not be valid unless it is deposited at the offices of Valiant Trust Company, Suite 310, 606 Fourth Street S.W., Calgary, Alberta, T2P 1T1, (fax number: 403-233-2857) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof.

A holder of common shares who has given an Instrument of Proxy or other appropriate form of proxy may revoke it in any manner permitted by law including by instrument in writing executed by the holder of common shares or by his or her duly authorized attorney or, if the holder of common shares is a corporation, executed by a duly authorized officer or attorney of the corporation, and deposited either at the registered office of the Corporation, at the offices of Bennett Jones LLP, 4500, 855 Second Street S.W., Calgary, Alberta, T2P 4K7, at any time up to and including 5:00 p.m. (Calgary time) on the last business day preceding the day of the Meeting, or any adjournment thereof at which the Instrument of Proxy or other appropriate form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, the Instrument of Proxy or other appropriate form of proxy may be revoked: (i) by the registered holder of common shares personally attending at the Meeting and voting his or her common shares; or (ii) in any other manner permitted by law.

Signing of Proxy

The Instrument of Proxy or other appropriate form of proxy must be signed by the holder of common shares or such holder's duly appointed attorney authorized in writing or, if the holder of common shares is a corporation, by a duly authorized officer, or attorney of the corporation. An Instrument of Proxy or other appropriate form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate holder of common shares) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxy Holders

All common shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy or other appropriate form of proxy, the common shares represented by the Instrument of Proxy or other appropriate form of proxy will be voted in accordance with such instructions. The designees named in the accompanying Instrument of Proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the holder of common shares appointing them on any ballot that may be called for at the Meeting. **In the absence of such direction, the common shares will be voted FOR: (i) the election of directors; and (ii) the appointment of auditors, at such remuneration as may be determined by the board of directors of the Corporation (the "Board"), all as more particularly described in this Information Circular.** The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting, but does not confer authority to vote for the election of any person as a director of the Corporation other than for those persons named in the Information Circular. At the time of printing this Information Circular, the Management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

The record date for the purpose of determining holders of common shares is March 20, 2006. Registered holders of common shares of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each common share held, except to the extent that: (i) a registered holder of common shares has transferred the ownership of any common shares after March 20, 2006, and (ii) the transferee of those common shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the common shares and demands, not later than ten days before the Meeting, that his or her name be included on the list of registered holders of common shares before the Meeting in which case the transferee shall be entitled to vote his or her common shares at the Meeting.

The Corporation's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. On March 1, 2006, there were 29,724,789 common shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of common shares as a substantial number of holders of common shares do not hold their common shares in their own name. Holders of common shares who do not hold their common shares in their own name (referred to in this Information Circular as "Beneficial Holders of common shares") should note that they must arrange for the appointment of a proxy to vote their common shares at the Meeting and that only proxies deposited by holders of common shares whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting.

If the common shares are listed in an account statement provided to a holder of common shares by a broker, then in almost all cases those shares will not be registered in the holder of common shares' name on the records of the Corporation. Such common shares will more likely be registered under the name of the holder's broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder of common shares. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Holders of common shares should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Holders of common shares in advance of the Meeting. Every intermediary or broker has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Holders of common shares in order to ensure that their common shares are voted at the Meeting. The purpose of the Instrument of Proxy or other form of proxy supplied to a Beneficial Holder of common shares by its broker (or the agent of the broker) is limited to instructing the registered holder of common shares (the broker or agent of the broker) how to vote on behalf of the Beneficial Holder of common shares. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form to the Beneficial Holders of common shares and asks Beneficial Holders of common shares to return such Voting Instruction Forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Holder of common shares receiving a Voting Instruction Form from ADP cannot use that Voting Instruction Form to vote common shares directly at the Meeting - the Voting Instruction Form must be returned to ADP well in advance of the Meeting in order to have the common shares voted at the meeting.**

Although a Beneficial Holder of common shares may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Holder of common shares may attend at the Meeting as proxy holder for the registered holder of common shares and vote the common shares in that capacity. **Beneficial Holders of common shares who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered holder of common shares should enter their own names in the blank space on the Instrument of Proxy or Voting Instruction Form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.**

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, on March 1, 2006, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except ARC Energy Venture Fund 3 and ARC Energy Venture Fund 4, both under the management of ARC Financial Corporation, which owned 2,918,794 (9.8%) and 1,001,809 (3.4%) respectively, of the issued and outstanding basic common shares.

BUSINESS OF THE MEETING
RECEIPT OF 2005 FINANCIAL STATEMENTS

The Corporation's consolidated financial statements for the period ended December 31, 2005 (the "Financials") have been forwarded to holders of common shares with this Information Circular. No formal action will be taken at the meeting to approve the Financials. If holders of common shares have questions respecting the Financials, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

The term of office for each director of the Corporation is from the date of the meeting at which he is elected until the next annual meeting of the Corporation or until his successor is elected or appointed. At the Meeting, a board of eight directors is to be elected. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Corporation.** Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment, the date on which they became directors of the Corporation and the number of common shares and securities of the Corporation beneficially owned by them, directly or indirectly or over which they exercise control or direction as at the date of this Information Circular.

Name, Present Office Held and Municipality of Residence	Principal Occupation and Positions Held During Last Five Years	Date of Becoming a Director	Number of Common Shares/Total Securities Beneficially Owned and Controlled(4)
Brian K. Lemke Executive Chairman and Director Calgary, Alberta, Canada	Executive Chairman and Director of the Corporation since April 2005; prior thereto President and Chief Executive Officer of Resolute Energy Inc. since November 2002; prior thereto, Executive Vice President of Resolute Energy Inc. from June 2002 to November 2002; prior thereto, Vice President and Chief Financial Officer of Resolute Investments Inc.	April 27, 2005	1,080,782 / 1,500,660(5)
Donald P. Driscoll(1)(3) Director Calgary, Alberta, Canada	Corporate Director since June 2005; prior thereto, President and Chief Executive Officer of NAL Resources Management since 1996.	August 11, 2005	17,200 / 110,600(6)
David V. Elgie President, Chief Executive Officer & Director Calgary, Alberta, Canada	Director and Chief Executive Officer of the Corporation since April 2005; prior thereto, Executive Vice President and Chief Operating Officer of Resolute Energy Inc. since August 2003; prior thereto, Vice President and Chief Operating Officer of Southward Energy Ltd. from January 2002 to August 2003; prior thereto, Vice President of Business Development and Acquisitions at Canadian Hunter Exploration Ltd.	March 30, 2005	666,797 / 1,255,822(7)
S. Barry Jackson(2)(3) Lead Director Calgary, Alberta, Canada	Corporate Director since November 2000.	April 27, 2005	505,896 / 597,255(8)
Douglas G. Manner(1)(2) Director Dallas, Texas, United States	Vice President and Chief Operating Officer of Westside Energy Corporation since January 2006; prior thereto, Chief Operating Officer of Kosmos Energy LLC from December 2003 to December 2005; prior thereto, President and Chief Operating Officer of White Stone Energy LLC from August 2002 to January 2004; prior thereto, Chairman and Chief Executive Officer of Mission Resources from May 2001 to June 2002; prior thereto, Vice President and Chief Operating Officer of Gulf Canada Resources Limited.	April 27, 2005	40,737 / 122,096(9)
Robert R. Rooney(2)(3) Director Calgary, Alberta, Canada	Corporate Director since November 2005; prior thereto, Partner of Bennett Jones LLP since 1992.	April 27, 2005	119,746 / 201,105(9)
Jeffrey T. Smith(1)(2) Director Calgary, Alberta, Canada	Corporate Director since 1998.	April 27, 2005	368,105 / 459,464(8)
Philip C. Swift(1)(3) Director Calgary, Alberta, Canada	Co-Chairman and Director of ARC Financial Corporation since June, 2003; prior thereto, President and CEO of ARC Financial Corporation.	April 27, 2005	41,028 / 41,028(10)

Notes:

(1) Member of the Audit and Finance Committee.

(2) Member of the Technical Committee.

(3) Member of the Human Resource and Governance Committee.

(4) As at March 1, 2006.

(5) Includes 60,000 options, 300,521 warrants and 55,000 performance shares.

(6) Includes 93,400 options.

(7) Includes 75,000 options, 439,025 warrants and 75,000 performance shares.

(8) Includes 50,000 options, 31,359 warrants and 10,000 performance shares.

(9) Includes 40,000 options, 31,359 warrants and 10,000 performance shares.

(10) Mr. Swift is co-chairman of ARC Financial Corporation. ARC Energy Fund 3 holds 2,918,794 shares and ARC Energy Fund 4 holds 1,001,809 shares. ARC Financial Corporation beneficially holds 103,400 options.

APPOINTMENT OF AUDITORS

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of Deloitte & Touche LLP ("Deloitte"), Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the holders of common shares or until Deloitte is removed from office or resigns and to authorize the Board to fix the remuneration of Deloitte as auditors of the Corporation. Deloitte was appointed as auditors in April 2005.

The aggregate Deloitte fees billed to the Corporation for the part-year in 2005 was $35,000 for audit and $18,210 for related services.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services proved to the Corporation.

OTHER BUSINESS

Management is not aware of any business to come before the Meeting other than as set forth in the Notice. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the common shares represented thereby in accordance with their best judgment on such matter.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of common shares to be issued upon exercise of outstanding options and performance shares issued pursuant to equity compensation plans, the weighted average price of such outstanding options and performance shares and the number of common shares and performance shares remaining for further issuance under equity compensation plans of the Corporation as at December 31, 2005.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Performance Shares	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity plans approved by shareholders			
Stock options	1,105,800	4.69	1,140,779
Performance shares[1]	404,893	N/A	—
Equity plans not approved by shareholders	—	—	—
Total	1,510,693		1,140,779

Notes:

(1) The number of common shares issuable under the Performance Share Plan has been estimated using a price per common share of $6.49 on December 30, 2005 (final trading day in 2005). Recipients of the performance shares paid $0.01 for each performance share. The performance shares will be converted into the percentage of a Cordero common share based on the closing price of Cordero common shares on the trading day prior to the conversion date less $2.87, if positive, divided by the closing price. The performance shares will automatically convert into Cordero shares as to 1/3 on each of April 29, 2006, 2007 and 2008.

On April 29, 2005, Resolute Energy Inc. transferred certain oil and gas interests to Cordero pursuant to a Plan of Arrangement ("the Plan") which included Esprit Energy Trust. As part of the Plan, shareholders authorized the maximum number of stock options, SARs and performance shares issued not to exceed 10% of the basic shares outstanding. At December 31, 2005, Cordero had 29,724,789 basic common shares outstanding as well as 725,900 performance shares and no SARS. There are currently 482,500 SARs available for issue, however, the Board of Directors does not have any current plans to issue them.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to Executive Officers during the period March 30, 2005, the date Cordero was incorporated, to December 31, 2005. Included are the Corporation's Chief Executive Officer and Chief Financial Officer and each of the Corporation's other Executive Officers who received total annualized remuneration in excess of $150,000 during the period, determined on the basis of base salary and bonuses (collectively, the "Executive Officers").

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name, Present Office Held and Principal Occupation	**Period Ended[1]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)[2]**	**Securities Under Stock Options Granted (#)[3]/ Performance Shares Granted (#)[4]**	**Shares Subject to Resale Restrictions ($)[5]**	**LTIP Payouts ($)**	**All Other Compensation ($)**
David V. Elgie President and Chief Executive Officer	Dec. 31, 2005	73,433.28	150,000	—	75,000 / 75,000	1,260,002	—	—
Richard Gleasure Vice President Engineering and Chief Operating Officer	Dec. 31, 2005	93,433.28	110,000	—	60,000 / 55,000	500,000	—	—
Brian K. Lemke Executive Chairman	Dec. 31, 2005	73,433.28	—	—	60,000 / 55,000	862,495	—	—
C. Dean Setoguchi Vice President and Chief Financial Officer	Dec. 31, 2005	73,433.28	110,000	—	70,000 / 71,900	1,057,500	—	—

Notes:

(1) Cordero was incorporated on March 30, 2005 and commenced operations April 30, 2005. Therefore, the Compensation Table reflects the compensation paid in respect of the period April 30, 2005 to December 31, 2005.

(2) "Other Annual Compensation" did not exceed $50,000 or 10% of total annual salary and bonus for any of the Executive Officers.

(3) Such Options were granted on May 13, 2005, vest over 3 years and are exercisable at a price of $4.43 per share for a period of 5 years from the date of grant.

(4) Represents performance shares issued to the Executive Officers pursuant to the Performance Share Plan of the Corporation. Each performance share was issued at $0.01 per share and will be convertible into the percentage of a common share equal to the closing trading price of the common shares on the Toronto Stock Exchange or such other stock exchange on which the common shares are listed on the trading day prior to such conversion ("Closing Price") less $2.87, if positive, divided by the Closing Price. The performance shares were granted on a one-time basis on April 29, 2005 and automatically convert into Cordero common shares as to one third on each of the first, second and third anniversary dates of April 29, 2005 so long as the holder is a service provider to the Corporation on such date. Upon a holder ceasing to be a service provider, the Corporation may, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. If the Closing Price less $2.87 is not positive on any conversion date, the Corporation will, subject to applicable law, redeem the performance share that would have otherwise been converted at a redemption price of $0.01 per share.

(5) Shares subject to resale restrictions are valued at the original purchase price of $2.87 per share and are subject to contractual resale restrictions of which 1/3 are eligible for resale on each of April 29, 2006, 2007 and 2008. If the Executive Officer voluntarily ceases to be a Cordero service provider or is terminated with just cause prior to October 26, 2006, Cordero will have the right to re-purchase the escrowed common shares at the lower of market or $2.87 per share.

Other than the Cordero's Stock Option Plan, Performance Share Plan and Stock Appreciation Rights Plan, there are no other long-term incentive, benefit or actuarial plans in place.

Stock Option Plan

Under the Stock Option Plan, the Board of Directors may from time to time grant directors, officers, employees or service providers of the Corporation or subsidiaries of the Corporation, options to purchase common shares of Cordero. Options can be exercisable for up to ten years, but are generally granted for a term expiring on the fifth anniversary of the date of grant and vest as to one-third on each of the first, second and third anniversaries following the date of grant.

The aggregate number of common shares reserved for issuance under the Stock Option Plan, SAR Plan and Performance Share Plan is currently fixed at a rolling maximum of 10% of the basic number of issued and outstanding common shares. At March 1, 2006, 1,138,800 options to acquire 1,138,800 common shares were outstanding, representing 3.8% of the outstanding common shares.

The number of Shares reserved for issuance pursuant to Options granted to insiders under this Plan, shall not exceed 10% of the issued and outstanding shares. The number of shares issued to insiders under this Plan, within a one-year period shall not exceed 10% of the issued and outstanding shares. The Stock Option Plan also provides that the number of shares issued to any one insider and such insider's associates under this plan, within a one-year period, shall not exceed 5% of the outstanding issue of shares.

Options may be exercised at a price (the "Exercise Price") which shall be fixed by the Board at the time that the option is granted, but not at a discount to the market price. The market price shall be the volume weighted average trading price of the shares based on the volume-weighted average of the five trading days preceding the date of the grant.

If the recipient of an option to purchase common shares ceases to be an eligible participant under the Stock Option Plan for any reason other than death, permanent disability or normal retirement, then options held by such a recipient will terminate either 90 days after they cease to be an eligible participant or the expiration or such options, whichever is earlier.

If the recipient of an option to purchase common shares ceases to be an eligible participant under the Stock Option Plan by reason of death, permanent disability or normal retirement, then options held by such a recipient will terminate either 12 months after they cease to be an eligible participant or the expiration of such options, whichever is earlier.

The Board of Directors may amend the Stock Option Plan, subject to obtaining all regulatory and stock exchange approvals and, when required by the Toronto Stock Exchange, shareholder approval, provided that no amendment may materially adversely affect the rights of any participant already granted options under the Plan without consent of the participant. Shareholders approval shall be obtained in respect of any amendment to reduce the Exercise Price for options or to extend the period for exercise of options. Options granted under the Stock Option Plan are not transferable or assignable by the recipient other than by the recipient's will or applicable law in the event of the death or permanent disability of such a recipient.

In the event of a "change of control" (as defined in the Stock Option Plan of Cordero), a Service Provider shall be entitled to convert in full or in part any unexpired options into Cordero common shares, whether vested or not, until the expiration of the option period, the expiration of ninety (90) days after the date of termination of the employment of the Service Provider with Cordero or any subsidiary thereof or ninety (90) days after the cessation or termination of the Service Provider as a director, officer or consultant of Cordero or any subsidiary thereof, whichever first occurs.

Share Appreciation Rights ("SARs")

Under the SARs Plan, the Board of Directors may grant to directors, officers, employees and service providers, share appreciation rights ("SARs"). The maximum number of SARs available for issue will be 482,500 representing 1.6% of the current basic common shares outstanding and will be available for issue at no less than $2.87 until October 29, 2006. Any SARs that are not issued by October 29, 2006 will become available for issue as options pursuant to the Stock Option Plan. Any SARs which have been exercised do not reduce the maximum number of SARs which may be outstanding at any one time.

Each SAR entitles the participant to receive from the Corporation an amount equal to the positive difference, if any, obtained by subtracting the assigned amount from the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of exercise. The period during which the SARs may be exercised shall be determined by the Board at the time the SARs are granted, subject to the vesting limitations which may be imposed by the Board in its sole discretion, but shall not exceed ten years.

If the recipient of a SAR ceases to be an eligible participant under the SAR Plan for any reason other than cause, death, permanent disability or normal retirement, the participant shall be deemed to have exercised any vested portion of his or her SARs and the Corporation shall pay the aggregate appreciation amount in cash (net of legislated withholding amounts) to the participant.

If the recipient of a SAR ceases to be an eligible participant under the SAR Plan by reason of cause, death, permanent disability or normal retirement, then SARs shall be exercisable until the end of the exercise period or until the expiration of 12 months, whichever is earlier. The SARs are non-transferable except where the Rights have been passed by the participant's will or by applicable law.

The Board may, at its discretion, suspend or terminate the SAR Plan without prior notice to or the consent of the participants provided that such suspension or termination shall not affect any SARs then outstanding. The Board may amend or revise the terms of the SAR Plan provided that no such amendment or revision shall materially adversely affect the SARs granted under the Plan. Shareholder approval will be obtained with respect to any amendment to the Plan which seeks to reduce the base value or extend the exercise period.

At March 1, 2006, there were no SARs outstanding and the Board does not currently have plans to grant them.

Performance Shares

Cordero has issued on a one-time basis, the authorized 725,900 (2.4% of basic common shares outstanding) performance shares. Each performance share will be issued for an effective price of $0.01 per share and will be convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares on the TSX or such other stock exchange on which the Cordero common shares are listed on the trading day prior to such conversion (the "Cordero closing price") less "market value" of $2.87 if positive, divided by the Cordero closing price. The performance shares will automatically convert into Cordero common shares as to 1/3 on each of the first, second and third anniversaries of the closing of the Arrangement (April 29, 2005) if the holder is a Service Provider on such date. Upon a holder ceasing to be a Service Provider, Cordero may, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. If the Cordero closing price less "market value" is not positive on any conversion date, Cordero will, subject to applicable law, redeem the Cordero performance shares that would have otherwise been converted at a redemption price of $0.01 per share.

In the event of a "change of control" (as defined in the share terms of Cordero), a Service Provider shall be entitled to convert, in full or in part, any unexpired performance shares into Cordero common shares, whether convertible or not, until the expiration of ninety (90) days after the date of termination of the employment of the Service Provider with Cordero or any subsidiary thereof or ninety (90) days after the cessation or termination of the Service Provider as a director, officer or consultant of Cordero or any subsidiary thereof, whichever first occurs.

Option/Performance Share Grants During 2005

The following table sets forth certain information respecting stock option grants made to Executive Officers during 2005.

Name	Options	Performance Shares	% of Total Options / Performance Shares Granted in the Period for April 30-Dec 31, 2005	Exercise Price Options / Performance Shares ($/security)	Market Value of Common Shares Underlying Options / Performance Shares on Date of Grant ($/security)	Expiry Date Options / Performance Shares
Current Officers						
David V. Elgie	75,000	75,000	6.8 / 10.3	4.43 / 2.87	4.43 / 2.87	May 13, 2010 / [1]
Richard Gleasure	60,000	55,000	5.4 / 7.6	4.43 / 2.87	4.43 / 2.87	May 13, 2010 / [1]
Brian K. Lemke	60,000	55,000	5.4 / 7.6	4.43 / 2.87	4.43 / 2.87	May 13, 2010 / [1]
C. Dean Setoguchi	70,000	71,900	6.3 / 9.9	4.43 / 2.87	4.43 / 2.87	May 13, 2010 / [1]

Notes:

(1) Performance shares automatically convert to common shares as to 1/3 on each of the first, second and third anniversaries from April 29, 2005. Refer to Performance Share Plan description above.

Aggregated Option/Performance Share Exercises During the Year Ended December 31, 2005 and Financial Year-End Option/Performance Share Values

The following table sets forth certain information respecting the numbers and realized values of exercised stock options and performance shares and the numbers and accrued value of unexercised stock options and performance shares of the Executive Officers as at December 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized at Exercise Date ($)	Unexercised Options/ Performance Shares at December 31, 2005 (#)		Value of Unexercised In-the-Money Options/Performance Shares at December 31, 2005 ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Current Officers						
David V. Elgie	—	—	—	75,000 / 75,000	—	154,500 / 271,500
Richard Gleasure	—	—	—	60,000 / 55,000	—	123,600 / 199,100
Brian K. Lemke	—	—	—	60,000 / 55,000	—	123,600 / 199,100
C. Dean Setoguchi	—	—	—	70,000 / 71,900	—	144,200 / 260,278

Note:

(1) Based on the closing share price of $6.49 as at December 30, 2005 (final trading day of 2005).

Employment Agreements

The Corporation does not have any employment agreements in place.

Compensation of Directors

Non-executive Directors collectively received $26,600 during 2005. The Corporation plans to establish compensation guidelines in the future. Directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Directors of Cordero are eligible to be granted options and performance shares. Non-executive Directors were granted options to purchase an aggregate of 376,800 common shares with an aggregate exercise price of $5.01 per share and 40,000 performance shares.

Directors' Liability Insurance

Cordero maintains a Directors' and Officers' Liability Insurance Policy for the benefit of our Directors and Officers. The policy provides coverage for costs incurred to defend and settle claims against directors and officers to an annual limit of $15 million with a $50,000 deductible per occurrence. The cost of coverage for the most recent year was approximately $53,390.

Composition of the Compensation Committee

The Corporation's Human Resources and Governance Committee acts as the Corporation's Compensation Committee and is comprised of Messrs. Jackson, Rooney, Swift and Driscoll.

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Governance Committee considers and makes recommendations to the Board regarding the compensation arrangements for Executive Officers, including salaries, benefits, the establishment of bonus targets and allocation of bonuses and grants of stock options. The Committee takes into account corporate performance, corporation size, third party compensation data and information supplied by Management. The Human Resources and Governance Committee, guided by the Corporation's compensation philosophy, attempts to ensure that the compensation of senior executives provides a competitive base compensation package and a strong link between corporate performance and compensation in order to attract, retain and motivate highly qualified personnel. By placing more emphasis on variable compensation, this guideline results in a greater portion of executive compensation being at risk and dependent upon increases in the performance and price of common shares.

The following comprise the components of executive compensation at Cordero.

Base Salaries

In determining the remuneration of Cordero Executive Officers in 2005, the Board of Directors utilized publicly disclosed data for comparable, like-sized companies within the Canadian oil and gas sector. The Board of Directors considered the long-term interests and financial objectives of Cordero. Cordero's health benefit plans are comparable to industry peers and are available to all permanent employees.

Annual Incentive Compensation

Annual incentive compensation is designed to link cash compensation levels to Cordero's achievement of corporate and individual goals. The plan provides for annual cash awards based on both corporate and individual contribution to Cordero's results, measured against objectives that are determined at the beginning of each year. The objectives include operations, financial and growth targets, and safety and environmental measures.

Bonus awards for the officers are determined by reference to Cordero's actual performance relative to objectives and individual contributions toward such performance. All awards made to Executive Officers are subject to the review and approval of the Board and are examined in absolute terms as well as in relation to peer company performance.

Stock Option Plan

The Stock Option Plan is a component of the Executive Officers' total compensation program. The Stock Option Plan is intended to reinforce Executive Officer commitment to the long-term growth in profitability of Cordero and to the creation of shareholder value. The size of the annual stock option award to individual Executive Officers is determined by considering individual performance, level of responsibility, authority and overall importance to the current performance of Cordero and the degree to which each Executive Officer's long-term potential and contribution will be key to the long-term success of Cordero. The Committee has flexibility in the determination of the size of the grant and, when making its decisions, takes into account all relevant circumstances including the value of Cordero's stock option grants in comparison with its competitors.

Performance Shares

A one-time grant of performance shares was made to directors, officers, employees and certain consultants of Cordero on April 29, 2005 by the Board of Directors on the recommendation of the Chief Executive Officer. Performance shares awarded to the Chief Executive Officer were considered by the Board of Directors.

Total Compensation

If performance targets are exceeded, it is intended that the Executive Officers' total compensation be competitive with the total compensation levels of other top performing individuals within similar Canadian organizations and/or Canadian organizations with which Cordero competes for staff. The more senior the Executive Officer, the more closely total compensation is tied to the performance of Cordero as a whole. Accordingly, a higher proportion of the total compensation package is at risk for the Executive Officer.

Compensation of the Chief Executive Officer

Mr. Elgie's compensation is established with reference to competitive compensation data described above. The Committee makes recommendations to the Board regarding Mr. Elgie's compensation on the same performance-related basis as for the other Executive Officers. Mr. Elgie's compensation has the same components as those described for the other members of the Executive Officer group: base salary, incentive compensation, the Stock Option Plan and the Performance Share Plan.

When assessing Mr. Elgie's compensation, the committee determines a competitive level based on comparative compensation data on peer companies as well as corporate and individual performance.

Submitted by the Human Resources and Governance Committee:

S. Barry Jackson	Robert R. Rooney
Philip C. Swift	Donald P. Driscoll

PERFORMANCE GRAPH

The common shares were first listed for trading on TSX on May 3, 2005. The following table and graph compares the yearly change in the cumulative total shareholder return since the date of listing on the TSX of a $100 investment in common shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

On May 3, 2005, Cordero common shares were listed and posted for trading on the Toronto Stock Exchange. The following graph illustrates changes from May 3, 2005, in cumulative shareholder return, assuming an initial investment of $100 in common shares and compared to the S&P/TSX Composite Index and the S&P/TSX Energy Index.

Date	Cordero Energy Inc.	TSX/S&P Composite Index	TSX Energy Index
May 3, 2005	$100.00	$100.00	$100.00
December 31, 2005	$144.22	$120.29	$142.24



Cordero Energy Inc. Relative Price Performance
May 3, 2005 through to December 30, 2005



$160
$150
$140
$130
$120
$110
$100
$90
$80
03-May-05
10-Jun-05
20-Jul-05
29-Aug-05
06-Oct-05
15-Nov-05
22-Dec-05
Cordero Energy Inc.
S&P TSX Composite Index
S&P TSX Energy Index

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Director, Executive Officer or any associate of any such persons is, or has been, indebted to the Corporation since the beginning of the financial year ended December 31, 2005.

INTEREST OF INFORMED PERSONS

Other than as disclosed herein as part of the Plan of Arrangement, no informed person of the Corporation or proposed nominee for election as a director of the Corporation or any associate or affiliate of such informed person or proposed nominee has a material interest, direct or indirect, in any transaction of the Corporation since the beginning of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

Audit Committee information, disclosure of which is mandated by Multilateral Instrument 52-110 "Audit Committees" is included in the Annual Information Form of Cordero dated March 3, 2006 at Appendix E.

ADDITIONAL INFORMATION

Additional information in relation to Cordero is available on SEDAR at sedar.com. Copies of the Corporation's annual and interim financial statements, Annual Information Form, together with the management's discussion and analysis therein and the Corporation's Code of Conduct, may be obtained upon requests by contacting:

Investor Relations
Cordero Energy Inc.
Suite 2400, 255-5 Avenue S.W.
Calgary, Alberta T2P 3G6
Telephone: 403-265-7006

Financial information relating to Cordero's most recent completed financial period is provided in the Corporation's comparative consolidated annual financial statements and corresponding management's discussion and analysis.

CORPORATE GOVERNANCE PRACTICES

Composition of Board of Directors

The Board of directors, both individually and collectively are governed by the *Board of Directors Terms of Reference.* See Appendix A for the full *Board of Directors Terms of Reference.*

The Board of Directors (the Board) is comprised of eight directors in total and consists of six independent[1] directors as well as David Elgie (President and Chief Executive Officer) and Brian Lemke (Executive Chairman and Directors). Both David Elgie and Brian Lemke are considered to be non-independent by reason of being officers of the Corporation. All remaining Directors are considered independent.

The Executive Chairman of the Board is Brian Lemke who is not independent of the Corporation. To ensure appropriate leadership is provided for independent directors, the Board has appointed Barry Jackson as Lead Director for the purposes of maintaining Board independence and assisting in the overall management of the Board.

The following Cordero directors are members of the Board of Directors for the respective reporting issuers as follows:

Cordero Director	Reporting Issuer
David V. Elgie	Norex Energy Services Inc.
S. Barry Jackson	TransCanada Corporation, TransCanada PipeLines Limited and Nexen Inc.
Douglas G. Manner	Zenas Energy Corp., Rio Vista Energy Corp. and Westside Energy Corporation
Robert R. Rooney	Zenas Energy Corp.
Jeffrey T. Smith	Compton Petroleum Corp. and Provident Energy Trust

Committees

The Board of Directors has three committees: 1) the Audit Committee; 2) the Technical Committee; and 3) the Human Resources and Governance Committee. All committees have separate terms of reference governing committee responsibilities, duties and authorities.

The Audit Committee was established to assist the Board in carrying out its oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Audit Committee is completely comprised of independent directors: Philip Swift (Chair), Donald Driscoll, Douglas Manner and Jeffrey Smith.

The Technical Committee was formed to assist the Board in carrying out its oversight responsibility in regards to health, safety and environmental matters, petroleum and natural gas reserves and key operation matters. Members of the Technical Committee are Jeffrey Smith (Chair), Barry Jackson, Douglas Manner and Robert Rooney, all of which are independent directors.

The Human Resources and Governance Committee was established to assist the Board in carrying out its oversight responsibility with respect to human resources and corporate governance matters. The Committee consists entirely of independent members: Barry Jackson (Chair), Donald Driscoll, Robert Rooney and Philip Swift.

(1) Cordero subscribes to the definition of independence as provided in applicable securities legislation.

Board of Directors Meetings

The Board's *Terms of Reference* require at least four meetings annually, with additional meetings as considered necessary for the purpose of governing the business and affairs of the Corporation. To facilitate open and candid discussion among independent directors, the Board is mandated to hold regular in camera sessions of the directors without management members or representatives present. The Board held seven in camera sessions in 2005.

Attendance for meetings held from the Company's inception on April 30, 2005 to March 3, 2006 is as follows:

	Meetings Attended / Total
Brian K. Lemke	9 / 9
Donald P. Driscoll(1)	6 / 7
David V. Elgie	9 / 9
S. Barry Jackson	8 / 9
Douglas G. Manner	7 / 9
Robert R. Rooney	9 / 9
Jeffrey T. Smith	8 / 9
Phillip C. Swift	6 / 9

Notes:

(1) Donald Driscoll became a board member in August 2005 when Douglas Baldwin resigned.

Position Descriptions

Executive Chairman

The primary responsibility of the Executive Chair is to provide leadership to the Board to enhance Board effectiveness, specifically to ensure that the Board is organized properly, functions effectively and that the Board satisfies its obligations and responsibilities in all aspects of its work with the CEO, coordinates the affairs of the Board and, together with the CEO, ensures effective relations with Board members, shareholders, other stakeholders and the public.

Lead Director

The lead director (the "Lead Director") of Cordero provides independent leadership to Cordero's Board. The Lead Director will facilitate the functioning of the Board independently of the Company's management and will also maintain and enhance the quality of Cordero's corporate governance practices.

Other significant responsibilities include reviewing with the Chair and CEO items of importance for consideration of the Board; as required consulting and meeting with any or all of Cordero's independent, unrelated directors with or without the Executive Chair or CEO; serving as Board ombudsman so as to ensure that questions or comments of individual directors are heard and addressed; and facilitating the process of conducting director evaluations.

Audit Committee Chair

The Audit Committee Chair is appointed annually by the Committee and reports to the Board. The Chair's primary role is managing the affairs of the Committee, including ensuring the Committee is organized properly, functions effectively and meets its obligations and responsibilities, including those matters set forth in the Mandate of the Committee. The Chair maintains on-going communications with the CFO and also leads the Committee in overseeing the work of the Corporation's financial management team and the Corporation's external auditors.

Technical Committee Chair

The Technical Committee Chair is appointed annually by the Committee and reports to the Board. The Chair's primary role is managing the affairs of the Committee, including ensuring the Committee is organized properly, functions effectively and meets its obligations and responsibilities, including those matters set forth in the Mandate of the Committee. The Chair maintains on-going communications with the COO and also leads the Committee in overseeing the work of the Corporation's Technical Data management team and the Corporation's independent technical evaluators.

Human Resources and Governance Committee Chair

The Human Resources and Governance Committee Chair is appointed annually by the Committee and reports to the Board. The Chair's primary role is managing the affairs of the Committee, including ensuring the Committee is organized properly, functions effectively and meets its obligations and responsibilities, including those matters set forth in the Mandate of the Committee. The Chair works with the Chairman of the Board and CEO of the Corporation to ensure effective relations with Committee members. The Chair's responsibility includes overseeing management's formulation of human resources, compensation and corporate governance policies and procedures.

President and CEO

The President and CEO reports to the Board of Directors of the Company and maintains open communication with the Chair of the Board. The President and CEO's primary responsibility is to provide overall leadership and vision in developing, in concert with the Board of Directors, the Company's strategic direction and the tactics and business plans necessary to realize corporate objectives. Other significant responsibilities include managing the overall business to ensure strategic and business plans are effectively implemented, ensuring results are monitored and reported to the Board and ensuring financial and operational objectives are attained.

Orientation and Education of New Directors

The Board does not have a formal process to orientate new directors; however, steps are taken to ensure that new members understand the role of the Board, its committees and its directors as well as the nature and operation of Cordero's business. It is acknowledged that the Board is responsible for this and the Human Resources and Governance Committee is mandated to assist the Board with its oversight responsibilities regarding the orientation of new members. At inception, the Company's directors were familiar with Cordero's operations as all director members were members of the Board of Resolute Energy Inc., the company from which Cordero acquired its initial petroleum and natural gas interests. The Company has an *Orientation Manual* which includes mandates for the board and all committees. Updated operational and financial information is provided by management at each meeting. The Human Resources and Governance Committee's *Terms of Reference* includes assisting the Board with monitoring the development and implementation of an orientation program for all new members of the Board and a continuing education program for all directors.

Code of Conduct

A *Code of Conduct*, as approved by the board, has been implemented for directors, officers, employees and consultants. All directors, officers, employees and consultants have been provided with a copy of the code and are required to sign that they have read and acknowledged the Company's policies. The Board is required under the *Terms of Reference* to periodically monitor compliance with such policies and procedures. This is accomplished by way of inquiry with senior management and/or other relevant individuals. The Company also has a *Whistle-Blower Policy* whereby it is the responsibility of all employees, consultants, officers and directors to report inappropriate and/or illegal behavior within Cordero to an officer of the Company or directly to the Board of Directors.

The *Code of Conduct* requires that Directors conduct their business and affairs in a manner that ensures their private or personal interests do not interfere, or appear to interfere, with the interest of the Company including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, Directors shall immediately make full disclosure in an appropriate manner and the disclosing Director shall not participate in any decision or action in which there is a real or apparent conflict.

Human Resources and Governance Committee Responsibilities

The Human Resources and Governance Committee is required to assist the Board regarding Board size and composition including the candidate selection process and the orientation of new members. The Committee's *Terms of Reference* also include the responsibility of assisting the Board in fulfilling its oversight responsibilities and reporting to the Board regarding the following:

- appointing and compensating Executive Officers and approving succession plans for Executive Officers;
- approving and reporting to the Board respecting the Corporation's human resources policies for Executive Officers;
- overseeing the administration of the Corporation's compensation and benefits plans;
- all matters relating to corporate governance, including the stewardship role of the Board in respect of the management of the Corporation;
- Board size and composition, including the candidate selection process and the orientation of new members; and
- such procedures as may be necessary to allow the Board to function independently of management.

The Committee's mandated duties regarding compensation include:

- periodically reviewing and assisting in the establishment of corporate goals and objectives relevant to CEO compensation for approval by the Board;
- assisting in the review of the performance of the CEO in light of such corporate goals and objectives and recommending to the Board the CEO's annual compensation based on this evaluation;
- reviewing and recommending annually to the Board the annual compensation of the remaining executives of the Corporation;
- periodically reviewing and recommending to the Board any significant changes to the overall compensation program;
- periodically reviewing the adequacy and form of the compensation of directors to determine if the compensation realistically reflects the responsibilities and risks involved in being an effective director and to report and make recommendations to the Board accordingly; and
- periodically review the terms of the Corporation's Stock Option Plan, Performance Share Plan and all other benefit, incentive and other compensation plans for officers and other senior management personnel of the Corporation, including bonus plans, option plans and profit sharing plans, and any amendments thereto, and recommend to the Board the establishment, review and approval of amendments from time to time to such plans, as the Committee may determine appropriate.

The Human Resources and Governance Committee is mandated to review the performance and contribution of individual Directors as circumstances require, specifically the independence and financial literacy of Directors. There are no formal procedures for these assessments.

APPENDIX A

CORDERO ENERGY INC.
BOARD OF DIRECTORS TERMS OF REFERENCE

Policy Statement

It is the policy of Cordero Energy Inc. (the "Corporation") to establish terms of reference for the Board of Directors (the "Board") of the Corporation to assist the Board to fulfill its responsibility to govern the management of, the business and affairs of the Corporation.

Composition

A majority of the directors shall be resident Canadian and shall be "independent", as such term is defined in section 1.4 of Multilateral Instrument 52-110 Audit and Finance Committee and any other applicable securities legislation.

Meetings and General Responsibilities

A. The Board will meet at least four times annually and at such other times as considered necessary for the purpose of governing the business and affairs of the Corporation. The Board will meet at least once each year to review the longer term strategies and prospects of the Corporation.

B. Information and data that is important to the Board's understanding of the business of the Corporation should be distributed to the Board on a timely basis in advance of the meetings. Care should be taken to ensure that the Board is not called upon too late in the decision making process.

C. As a general rule, presentations on specific subjects should be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has about the material.

D. The Chief Executive Officer will be responsible for the extent and quality of the information sent to Directors.

E. Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the information provided to the Committee by such persons or organizations, and (iii) representations made by management of the Corporation, independent counsel, and other advisors and experts to the Corporation and its subsidiaries.

F. Senior management should be invited to attend the Board meetings as appropriate to expose the Directors to key members of management and to provide additional insight into the items being considered by the Board.

G. The Board shall regularly hold in camera sessions of the Directors, without management members or representatives present, at Board meetings.

H. The Board has the responsibility to oversee management of the Corporation to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

I. The Board will review and approve the quarterly and annual financial statements of the Corporation and the communication of such results and operations to the shareholders.

J. The Board will oversee the overall development of the business of the Corporation by reviewing, discussing and approving the Corporation's strategic planning and organizational structure for the purposes of growth and preservation of the business of the Corporation and its underlying value.

K. The Board will be responsible for the appointment, compensation and development of the officers of the Corporation.

L. The Board will engage the evaluation of risk management and mitigation, communication planning, safety and environment, and internal control integrity.

M. The Board may discharge its responsibility for overseeing the management of the Corporation's business by delegating to management the responsibility for the day-to-day management of the Corporation and by reserving certain powers to itself. The Board will retain the responsibility of managing its own affairs, including selecting the Chair of the Board, nominating candidates for election to the Board, constituting committees of the Board and determining Director compensation. The Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board, subject to the Articles and By-Laws of the Corporation, applicable securities legislation and the *Business Corporations Act* (Alberta).

Specific Duties

To carry out its responsibilities, the Board will:

A. Legal Requirements

1. ensure the Corporation meets its legal requirements and properly prepares, approves and maintains its documents and records;
2. oversee the management of the business and affairs of the Corporation;
3. act honestly and in good faith with a view to the best interests of the Corporation;
4. exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances;
5. act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereto, the Corporation's Articles and By-Laws, and other relevant legislation and regulations;
6. comply with specific statutory duties and obligations (and potentially personal liability) set out in applicable legislation;
7. consider the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:
   (a) any submission to the shareholders of a question or matter requiring the approval of the shareholders;
   (b) filling of a vacancy among the Directors;
   (c) issuance of securities;
   (d) declaration of dividends;
   (e) purchase, redemption of any other form of acquisition of shares issued by the Corporation;
   (f) payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;
   (g) approval of management proxy circulars;
   (h) approval of any take-over bid circular or directors' circular;
   (i) approval of financial statements of the Corporation; and
   (j) adoption, amendment or repeal of By-Laws of the Corporation;
8. review and obtain assurance that the Corporation's disclosure of oil and gas reserves complies with applicable securities legislation, which in law may be delegated to a committee of the Board (the Corporation has delegated this role to the Technical Committee), subject to the requirement that the full Board meet with the Technical Committee and review and approve the content and filing of such disclosure in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and applicable securities legislation.

B. Governance

1. the Board shall oversee the implementation of appropriate structures and procedures to permit the Board to function independently of management; and
2. the Board shall be aware of and satisfy itself that the Corporation complies with applicable securities legislation or policies of the stock exchange on which the Corporation's securities are listed for trading regarding corporate governance.

C. Strategy Determination

1. review and approve the strategic plan, which shall be prepared by management and reviewed and approved by the Board.

D. Managing Risk

1. understand the principal risks of the Corporation's business, oversee the achievement of a proper balance between risks incurred by the Corporation and the potential return to shareholders, and review the systems in place to effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

E. Appointment, Training and Monitoring Senior Management

1. appoint the Chief Executive Officer (the "CEO"), monitor and assess CEO performance, determine CEO compensation and provide advice and counsel in the execution of the CEO's duties;
2. approve the appointment and remuneration of all Executive Officers of the Corporation;
3. satisfy itself that adequate provision has been made for training and developing management and for the orderly succession of management; and
4. satisfy itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the Corporation.

F. Reporting and Communication

1. satisfy itself that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;
2. review the resources and procedures in place such that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
3. review and, if applicable, obtain assurance that the financial results are reported in accordance with applicable legislation;
4. review procedures for the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
5. report annually to shareholders on the Board's stewardship of the affairs of the Corporation for the preceding year.

G. Monitoring and Acting

1. regularly monitor and satisfy itself that the Corporation operates at all times within applicable legislation and to proper ethical and moral standards;
2. approve corporate policies and periodically monitor compliance with such policies and procedures by which the Corporation is operated;
3. approve environmental policies and periodically monitor the application of appropriate environmental standards and legislation in the operations of the Corporation;
4. approve HS&E policies and periodically monitor the application of appropriate programs for the health and safety of its employees in the workplace;
5. monitor the Corporation's progress towards its goals and objectives and, if necessary, revise and alter its direction through management in response to changing circumstances;
6. take action when performance falls short of its goals and objectives or when other special circumstances warrant;
7. monitor the implementation of adequate internal control and information systems to ensure the effective discharge of the Board's responsibilities; and
8. periodically monitor the Corporation's internal control and management information systems after implementation.

H. The Board may perform any other activities consistent with this mandate, the Corporation's By-Laws or any other governing laws as the Board determines necessary or appropriate.

VALIANT TRUST COMPANY

Subsidiary of Canadian Western Bank

February 21, 2006


SEC MAIL PROCESSING
RECEIVED
JUN 30 2006
WASH, D.C.
199
SECTION

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Autorité des Marches Financiers *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*

Dear Sirs,

Re: Cordero Energy Inc.
CUSIP: 21851R106
Annual Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Cordero Energy Inc.

Issuer:	Cordero Energy Inc.
Meeting Type:	Annual Meeting
CUSIP / ISIN:	21851R106/CA21851R1064
Meeting Date:	May 4, 2006
Record Date of Notice:	March 20, 2006
Record Date of Voting:	March 20, 2006
Beneficial Ownership Determination Date:	March 20, 2006
Class of Securities Entitled to Receive Notice:	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place:	Calgary, AB

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Cordero Energy Inc.

Yours truly,

"Signed"

Philip Menard
Director, Client Services


RECEIVED
2006 JUL -3 P 1:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


RECEIVED
2006 JUL -3 P
FFICE OF INTERNATI
CORPORATE FINANC
corDero
ENERGY INC
SEC MAIL PROCESSING
RECEIVED
JUN 30 2006
WASH, D.C. 199 SECTION

CORDERO ENERGY INC.

First Quarter Interim Report

For the Period Ended March 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 27, 2005

Cordero Energy Inc. ("Cordero" or "the Company") was incorporated on March 30, 2005 and did not conduct any active business activity for the period ended March 31, 2005. Accordingly, the financial statements for the period reflect the transactions for incorporation of the Company and there is no discussion or analysis of operations for the period.

Subsequent to the reporting period and pursuant to a plan of arrangement involving Resolute Energy Inc., Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp., certain oil and gas properties were transferred to Cordero. Cordero assumed all liabilities, including environmental liabilities, relating to the properties. Subsequent to the reporting period and prior to the closing of the plan of arrangement, the Company completed an initial private placement for proceeds of $5.5 million which resulted in the issuance of 1,916,376 common shares. Subsequent to the reporting period, 725,903 performance shares were issued, 672,000 stock options were granted and a share appreciation rights plan was established with no units granted at this time. The Company anticipates completing a private placement of 3,000,000 common shares at an issue price of $4.65 per share for gross proceeds of $13,950,000. Closing is subject to regulatory approval and is expected to occur on or about June 28, 2005.

The Company commenced operations on May 2, 2005 and results of the Company's operations from May 2, 2005 to June 30, 2005 will be reported in the Company's second quarter report to shareholders.

Deloitte & Touche LLP, auditors of the Company, have not performed a review of the interim financial statements as at and for the period ended March 31, 2005.

BALANCE SHEET
(Unaudited)
As at March 31, 2005

ASSETS	
Cash	$1
	$1
SHAREHOLDER'S EQUITY	
Share capital (note 2)	$1
	$1

Subsequent events (note 3)

See accompanying notes

CORDERO ENERGY INC.
NOTES TO FINANCIAL STATEMENT
(Unaudited)
As at March 31, 2005

1. INCORPORATION AND FINANCIAL PRESENTATION

Cordero Energy Inc. ("Cordero") was incorporated pursuant to the *Business Corporations Act* (Alberta) on March 30, 2005. Cordero has not conducted any active business activities since incorporation on March 30, 2005. The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. SHARE CAPITAL

(a) Authorized

An unlimited number of voting common shares, 725,900 non-voting convertible performance shares and an unlimited number of preferred shares.

(b) Issued

	Number of Shares	Consideration
Voting Common Shares		
Issued on incorporation	1	$1
Balance as at March 31, 2005	1	$1

3. SUBSEQUENT EVENTS

a. Pursuant to the plan of arrangement involving Resolute Energy Inc. ("Resolute"), Cordero, Esprit Energy Trust, Esprit Exploration Ltd. and the securityholders of Resolute, Cordero acquired certain oil and gas properties from Resolute and commencing May 2, 2005 has been engaged in the exploration for, and the acquisition, development and production of oil and natural gas. Cordero assumed all liabilities, including environmental liabilities, relating to the properties.

b. Subsequent to the reporting period and prior to the closing of the plan of arrangement, the Company completed an initial private placement for proceeds of $5.5 million which resulted in the issuance of 1,916,376 common shares.

c. Subsequent to the reporting period, 725,903 performance shares were issued, 672,000 stock options were granted and a share appreciation rights plan was established with no units granted at this time.

d. The Company anticipates completing a private placement of 3,000,000 common shares at an issue price of $4.65 per share for gross proceeds of $13,950,000. Closing is subject to regulatory approval and is expected to occur on or about June 28, 2005.

CORPORATE INFORMATION[1]

Board of Directors

Brian K. Lemke
Executive Chairman
Calgary, Alberta

Douglas D. Baldwin
Director
Calgary, Alberta

David V. Elgie
Director, President and Chief Executive Officer
Calgary, Alberta

S. Barry Jackson
Director
Calgary, Alberta

Douglas G. Manner
Director
Dallas, Texas

Robert R. Rooney
Director
Calgary, Alberta

Jeffrey T. Smith
Director
Calgary, Alberta

Philip C. Swift
Director
Calgary, Alberta

Officers

David V. Elgie
President and Chief Executive Officer

Richard Gleasure
Vice President, Engineering and Chief Operating Officer

Brian K. Lemke
Executive Chairman

C. Dean Setoguchi
Vice President and Chief Financial Officer

(1) As of June 27, 2005

Head Office

2400 Bow Valley Square III
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Solicitors

Bennett Jones LLP
Calgary, Alberta

Banker

Canadian Imperial Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Ltd.
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR



2005 Second Quarter Report

Period Ended June 30, 2005

Cordero Energy Reports Second Quarter 2005 Results

August 11, 2005. Calgary, Alberta. Cordero Energy Inc. (TSX:COR) is pleased to announce operational and financial results for the period ended June 30, 2005. Cordero commenced operations on April 30, 2005.

Highlights

- Production doubled to over 1,400 boe/d at the end of June from 700 boe/d at the end of April. Daily production averaged 1,103 boe/d for the second quarter.
- The Company continued to be active at Malmo, Alberta drilling 8 successful natural gas wells and installing 1,370 hp of compression. The Company has ordered an additional 2,675 hp of compression for the Malmo area to be commissioned in November.
- With additional compression installed, Cordero is on target to reach a year-end rate of 2,000 boe/d from wells drilled to date.
- Cordero completed a private placement of 3 million shares in June that raised net proceeds of $13.1 million, enabling the Company to expand activities at Malmo as well as its conventional exploration program.
- Cordero is aggressively pursuing its exploration prospects and has plans to drill several wells during the winter.


RECEIVED
2006 JUL -3 P 1:39

	Period Ended June 30, 2005[1]
FINANCIAL	
Gross oil and natural gas revenue ($000s)	2,875
Cash flow from operations ($000s)	1,440
Per share basic ($)	0.06
Per share diluted ($)	0.06
Net earnings ($000s)	16
Per share basic ($)	-
Per share diluted ($)	-
Capital expenditures ($000s)	6,178
Working capital surplus ($000s)	7,176
Shares outstanding (000s)	
At period end	27,125
Weighted average during period, basic	23,339
Weighted average during period, diluted	25,027
OPERATING	
Production	
Natural gas (mmcf/d)	6.6
Oil and natural gas liquids (bbls/d)	1
Oil equivalent (boe/d) (6:1)	1,103
Average wellhead prices	
Natural gas ($/mcf)	7.12
Oil and natural gas liquids ($/bbl)	41.40
Oil equivalent ($/boe) (6:1)	42.73
Operating expenses ($/boe) (6:1)	6.53
Wells drilled (gross/net)	
Natural gas	8/7.4
Oil	-
Dry	-
Total	8/7.4
Net success rate (%)	100
Undeveloped land holdings (000s)	
Gross acres	74
Net acres	61
Average working interest (%)	82

(1) The Company was incorporated on March 30, 2005 but commenced operations April 30, 2005.

President's Message

Creation of Cordero Energy Inc.

Cordero Energy Inc. is pleased to provide its initial report to shareholders and its financial and operating results for the period April 30, 2005 to June 30, 2005. Cordero was incorporated on March 30, 2005 but commenced commercial operations April 30, 2005 through the closing of the plan of arrangement between Resolute Energy Inc. and Esprit Energy Trust. Cordero shares commenced trading on the TSX on May 3, 2005.

Cordero remains committed to its initial plan to aggressively develop its coalbed methane (CBM) and Belly River assets in the Malmo area of central Alberta, while building a promising inventory of exploration prospects. The progress on both fronts have been very encouraging to date. We have assembled an exceptional team capable of growing the Company well beyond the development of Malmo.

Strong Operating Base

Pursuant to the plan of arrangement, the Company received interests in certain oil and gas assets including approximately 700 boe/d in the Malmo area of central Alberta. The production base is diversified among numerous wellbores that produce from the Horseshoe Canyon CBM and Belly River formations. The Company operates all of its production and has 31,000 (17,000 undeveloped) net acres of land in the area.

Cordero commenced operations with 89,000 (68,600 undeveloped) net acres of land in southern, central and northwest Alberta. The Company has been actively high-grading its land base with acquisitions, swaps and dispositions.

Strong Financial Base

Cordero was initially capitalized with a private placement of $5.5 million at a price of $2.87 per share. The private placement was subscribed for entirely by the employees and directors of Cordero and will be released from escrow over a three-year period.

The Company also granted transaction warrants to its original shareholders at $2.87 per share, which expired on May 30, 2005. The Company issued 1.86 million shares on conversion, raising $5.34 million.

On June 28, 2005, Cordero completed a $13.95 million financing, issuing 3.0 million shares at $4.65 per share. The funds will be used to expand the Company's capital expenditure program in 2005.

At June 30, 2005, Cordero had working capital of $7.2 million and an unutilized credit facility of $12.0 million.

Operational Update

We are pleased with our results to date at Malmo. During the period, the Company drilled 8 (7.5 net) successful natural gas wells and added 1,370 hp of compression, increasing production to more than 1,400 boe/d. Cordero currently has 37 (35.0 net) wells on production with an additional 28 (22.2 net) wells in various stages of completion, tie-in or awaiting facilities. The Company has ordered an additional 2,675 hp of compression to put excess gas production capacity on-stream.

Outlook

Cordero's CBM and Belly River development program at Malmo is progressing as planned. Our drilling inventory of 70 (60.0 net) wells has the potential to provide meaningful growth over the next 18 months. We are confident of attaining our year-end production target of 2,000 boe/d from wells already drilled, based on completing planned compression and tie-in work.

Prior to year-end, the Company expects to drill 15 (12.0 net) additional wells at Malmo and has additional follow-up programs planned for 2006.

We are very pleased with the progress of our exploration program to date. We remain convinced that our prospecting efforts will provide the next leg of growth beyond our Malmo development project. To this end, we have allocated a significant proportion of our 2005 exploration budget to seismic and land. Our early investment in seismic and land is critical to our future growth as a higher proportion of the capital budget will be allocated towards exploration projects in 2006. In addition, we are planning to test three prospects on existing lands prior to year-end; a multi-zone opportunity in Knopcik, the Bow Island formation in Claresholm and Cardium oil in Willesden Green.

We have expanded our budget from $18-24 million to $28-30 million to allocate additional funds to seismic and land, extra flow-line and compression capacity at Malmo, and to drill 3 exploration wells.

Board Changes

Mr. Douglas Baldwin has resigned from the Board of Directors. We are very grateful for Doug's outstanding guidance and support of Cordero and its predecessor Resolute Energy. On behalf of the employees, Board and shareholders we offer our sincere thanks for his contributions in the building of both companies.

At the same time, we are pleased to announce the appointment of Donald Driscoll to the Board of Directors. Don, who recently retired as President and CEO of NAL Energy Inc., was also instrumental in guiding Resolute Energy through its formative years until its sale last April.

On behalf of the Board of Directors,

David V. Elgie
President and CEO
August 11, 2005

Management's Discussion and Analysis

August 11, 2005

Cordero Energy Inc. ("Cordero" or "the Company") is an exploration and coalbed methane development company pursuing oil and natural gas production and reserve growth through the development of its extensive coalbed methane and Belly River sand assets in central Alberta as well as its conventional exploration program in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. **As a result, the financial statements and Management's Discussion and Analysis (MD&A) for the period ended June 30, 2005, represent operations for the period April 30, 2005 to June 30, 2005 with no comparative disclosure available. Amounts presented on a daily basis are calculated based on the number of days in the period April 30, 2005 to June 30, 2005.** Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

This MD&A of the financial condition and the results of operations should be read in conjunction with the unaudited interim financial statements for the period ended June 30, 2005 together with the accompanying notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil equivalent or boe. For purposes of computing such units, barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1).

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information contained herein contains forward-looking statements and assumptions, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. The forward-looking statements contained herein are as of August 11, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity. Income from operations, which represents net income excluding gains or losses on foreign currency translation and on disposal of assets, is used by the Company to evaluate operating performance. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Cash flow, income from operations and netback do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

Petroleum & Natural Gas Revenue

Period ended June 30, 2005	*Revenue (000s)*	*Average Daily Production*	*Average Sales Price*
Natural gas	$2,874	6,616 mcf/d	$7.12 /mcf
Oil	-	- bbls/d	- /bbl
NGL	1	1 bbls/d	41.40 /bbl
Total	$2,875	1,103 boe/d	$42.73 /boe

For the period ended June 30, 2005, petroleum and natural gas revenue before royalties was $2.9 million, almost entirely derived from natural gas production.

For the period ended June 30, 2005, natural gas production averaged 6,616 mcf/d. Substantially all production was associated with wells in the Company's Malmo area in central Alberta that were transferred to Cordero pursuant to the plan of arrangement. At the commencement of operations, these properties produced approximately 4,200 mcf/d, which increased throughout the period with the tie-in of 17 (15.3 net) wells and the addition of compression equipment. Cordero currently has 37 (35.0 net) wells on production with an additional 28 (22.2) wells in various stages of completion, tie-in or awaiting facilities.

The Company sells all of its natural gas on the spot market. Cordero received an average price of $7.12/mcf for its natural gas production during the period. The Company's realized natural gas price is primarily determined by the AECO Hub in Alberta and will fluctuate depending on market conditions. Cordero did not hedge or enter into any fixed price arrangements in the period ended June 30, 2005.

Royalties

($000s)	***Period Ended June 30, 2005***
Crown	388
Freehold, GORR	128
ARTC	-
Total royalties	516

Average Royalty Rate (average % of sales)	
Crown	14
Freehold, GORR	4
ARTC	-
Total royalties	18

Royalties for the period ended June 30, 2005 were $516,000 for an average royalty rate of 18%. The Company did not record Alberta Royalty Tax Credit (ARTC) for the period as Codero is not eligible to claim ARTC for Crown royalties paid on production related to wells acquired from Resolute. Royalty rates in subsequent periods may fluctuate based on future reference prices relative to average wellhead prices, the proportion of new production additions qualifying for royalty holidays and the Crown royalties associated with wells that are eligible for ARTC.

Operating Expenses

($000s, except per boe)	***Period Ended June 30, 2005***
Operating expense (gross)	439
Processing income	-
Operating expense (net, as reported)	439
Operating expense per boe (net)	6.53

For the period ended June 30, 2005, total operating expenses were $439,000 or $6.53/boe. Operating expenses on a per unit basis are expected to decline as new production volumes are added, but will ultimately be determined by the level of ownership in gathering and processing facilities and the cost escalation for supplies and services.

Transportation and Selling Expenses

($000s, except per boe)	***Period Ended June 30, 2005***
Transportation and selling expenses	76
Transportation and selling expenses per boe	1.13

Transportation expenses were $76,000 or $1.13/boe for the period ended June 30, 2005. Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities and, if oil production increases, the method of transporting oil (pipeline versus trucking).

General and Administrative Expense (G&A)

($000s, except per boe)	*Period Ended June 30, 2005*
G&A expense (gross)	766
Overhead recoveries	(94)
	672
Allocated to capital projects	(316)
G&A expense	356
G&A expense per boe	5.29

For the period ended June 30, 2005, G&A expenses net of capitalized overhead were $356,000 or $5.29/boe. On a unit-of-production basis, G&A expenses are anticipated to decrease with incremental production volumes expected in future periods.

Stock-Based Compensation

Stock-based compensation expense for the period ended June 30, 2005 was $358,000. This expense represents the fair value of the Company's stock options, performance warrants and performances shares, amortized over the respective vesting periods. The expense for the current period is uncharacteristically high because $184,000 was recorded for 115,000 stock options for directors that vested upon grant.

Depletion, Depreciation and Amortization (DD&A)

	Period Ended June 30, 2005
Depletion, depreciation and amortization – $000s	849
Depletion, depreciation and amortization – $/boe	12.62

The Company's DD&A expense for the period ended June 30, 2005 was $849,000 or $12.62/boe. The assets transferred to Cordero in the plan of arrangement represent the majority of the depletable base and were transferred at the historic net book value of Resolute. In accordance with oil and gas full cost accounting policies, the net book value transferred to Cordero was determined based on the ratio of discounted future net revenue of the property transferred to the discounted future net revenue of Resolute's total proved reserves. Cordero's future DD&A expense will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Period Ended June 30, 2005
Accretion – $000s	20
Accretion – $/boe	0.30

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. Pursuant to the plan of arrangement, the Company recorded a liability of $1,250,000 associated with the assets transferred to Cordero. An additional $547,000 of future obligations was calculated for wells drilled by Cordero in the current period.

Income Taxes

Current income tax expense represents Large Corporation Tax (LCT). The Company does not expect to pay current taxes other than LCT in 2005 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year.

Future income tax expense as a percentage of net earnings before tax is unusually high due to the combination of high stock-based compensation expense, as previously discussed, and low earnings before tax. As net earnings before tax represents the period from April 30, 2005 to June 30, 2005, it is expected that the Company's income tax rate will decrease in subsequent periods with normalized quarterly earnings.

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	*Period Ended June 30, 2005*
Sales price	42.73
Royalties	(7.67)
Transportation costs	(1.13)
Operating expenses	(6.53)
Operating netback	27.40
G&A	(5.29)
Interest (net)	(0.60)
Current income taxes	(0.10)
Corporate netback	21.41

Capital Expenditures

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas properties to Cordero. As Cordero and Resolute were related parties at the time of the transaction, net assets acquired by Cordero were recorded at Resolute's net book value as follows:

Net Assets Acquired	***Amount ($000s)***
Petroleum and natural gas interests and equipment	29,344
Undeveloped lands	5,166
Accounts receivable	1,380
Future income tax asset	12,737
Asset retirement obligations	(1,250)
	47,377
Consideration of Acquisition	
Issuance of 20,347,222 common shares	33,024
Cash – purchase price adjustment	14,353
	47,377

($000s)	***Period Ended June 30, 2005***
Land and lease retention	49
Geological and geophysical	247
Drilling and completions	1,734
Facilities and equipment	2,875
Other	776
Property acquisitions	497
Total capital expenditures	6,178
Dispositions	(959)
Net capital expenditures	5,219

Capital expenditures for the period from April 30, 2005 to June 30, 2005 totaled $5.2 million, net of property dispositions of approximately $1.0 million. Capital expenditures related to the Company's properties prior to April 30, 2005 totaled $13.0 million and were included in the purchase price adjustment. Facilities and equipping costs of $2.9 million were incurred for 17 tie-ins and compression equipment at Malmo. Drilling and completion expenditures of $1.7 million included 8 (7.4 net) wells drilled at Malmo. The Company's drilling success rate for the period was 100%.

Property acquisitions of $497,000 represent undeveloped acreage in Malmo considered to be strategic to the Company's existing holdings in the area. To maximize cash and capitalize on the Company's opportunities, Cordero disposed of certain properties in southwest Alberta that were determined to be outside the Company's overall exploration and development focus.

In June 2005, upon completion of financing for $13.95 million, the Company increased its initial capital budget of $18-24 million to $28-30 million for the period April 30, 2005 to December 31, 2005. Actual costs may vary materially from budget as a result of numerous factors including, but not limited to, changes in the timing and scope of activities and changes in costs for land, services, equipment and materials.

Liquidity and Capital Resources

In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20,347,222 common shares of Cordero, as well as the same number of arrangement warrants which expired on May 30, 2005. Prior to May 30, 2005, warrants were exercised for 1,861,190 common shares for proceeds of $5.3 million.

On April 29, 2005, the Company issued 1,916,376 common shares and warrants in conjunction with an initial private placement of its common shares. The common shares issued under this private placement are subject to escrow conditions and the vesting of the warrants is subject to time and certain performance conditions.

On June 28, 2005, the Company closed a bought deal private placement whereby 3,000,000 common shares were issued at a price of $4.65 per share for total gross proceeds of $13.95 million. The common shares issued pursuant to the second private placement have a hold period which expires on October 29, 2005.

The Company has a $12 million credit facility that was utilized from time to time throughout the period but was not drawn upon as at June 30, 2005. The facility is with a major Canadian chartered bank, is subject to periodic review and is secured by the Company's petroleum and natural gas assets.

As at June 30, 2005, the Company has a working capital surplus, however, it is anticipated that the capital intensive nature of the Company's plans may create a working capital deficit in periods with high levels of capital activity. In the current period, capital expenditures were funded through the issue of common shares and performance shares with a cash surplus remaining at the end of the period. Cordero expects to finance the capital program for the remainder of the year through existing cash reserves, internally generated cash flow, debt, and if necessary, disposition of non-strategic properties or equity issues. Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to have the ability to fulfill all of its contractual obligations at June 30, 2005 as summarized below:

Contractual Obligations ($000s)	*Total*	*<1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Operating lease obligations	1,124	310	630	184	-
Total contractual obligations	1,124	310	630	184	-

Outstanding Share Data

Outstanding at period-end (000s)	*August 10, 2005*	*June 30, 2005*
Common shares	27,125	27,125
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	726	726
Stock options	955	955
Total	30,722	30,722

2005 Guidance and Sensitivities

The following table outlines guidance for the period April 30, 2005 to December 31, 2005:

Guidance:	***Low***	***High***
Average production - natural gas (mmcf/d)	8.5	9.5
Royalties (% of revenue)	18.5	19.5
Transportation ($/boe)	1.17	1.20
Operating ($/boe)	6.20	6.50
General and administrative ($/boe)	3.50	3.75
Available tax deduction ($ million)	14.0	16.0
Capital expenditures ($ million)	28.0	30.0

Sensitivities:

Based on the above assumptions, the following sensitivities are provided to demonstrate the impact on cash flow from operations and earnings from changes in natural gas prices and interest rates for the period:

$000s	***Cash Flow***	***Earnings***
Change in average field price for natural gas by Cdn $0.25/mcf	650	440
Change of 1% in prime interest rates	20	13

Critical Accounting Estimates

Management makes certain judgments and estimates in preparing financial statements in accordance with Canadian GAAP. Changes to these judgments and estimates could have a material effect on Cordero's financial statements and financial position.

Proved Petroleum and Natural Gas Reserves

Proved reserves, the estimated quantities of natural gas, crude oil and natural gas liquids that can be recovered in future years under future economic and operating conditions, are critical to many aspects of the Company's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data as well as historical production data and are subject to revisions based on changes in reservoir performance and the pricing environment.

Depletion Expense

In accordance with the full cost method of accounting for exploration and development activities, all costs associated with exploration and development are capitalized, whether successful or not. The aggregate of capitalized costs and future development costs, net of costs related to unproved properties, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to be determined if proved reserves should be assigned or if impairment exists.

Full Cost Accounting Ceiling Test

The Company reviews the carrying value of all petroleum and natural gas assets for potential impairment on a quarterly basis. Impairment is indicated if the carrying value of the assets is not recoverable by the future undiscounted cash flows. This impairment test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. If impairment exists, the amount by which the carrying value exceeds the estimated fair value of the assets will be charged to earnings.

Asset Retirement Obligations

The provision for asset retirement obligations is estimated based on costs to abandon and reclaim wells and facilities, timing of abandonment and reclamation of wells and facilities, and inflation and discount rates over the life of the reserves. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Income Taxes

The determination of the Company's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expenses recorded may differ from those actually incurred.

Notice of Conference Call

Cordero will host a conference call to discuss these results on August 12, 2005 at 11:00 a.m. ET, or 9:00 a.m. MT. Participants may access the call, toll-free at 1-877-323-2093 or direct at 416-695-9715. This call will also be available by webcast and can be accessed from Cordero's website: www.corderoenergy.com. A telephone replay of the call will be available through August 19, 2005 by dialing toll-free at 1-888-509-0081 or 416-695-5275.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Consolidated Balance Sheet

(unaudited) *($000s)*	***As at June 30, 2005***
Assets	
Current	
Cash	9,626
Accounts receivable	3,773
	13,399
Petroleum and natural gas interests (note 4)	39,427
Future income tax asset (note 11)	12,830
	65,656
Liabilities	
Current	
Accounts payable and accrued liabilities	6,223
Asset retirement obligations (note 6)	1,817
Shareholders' equity	
Share capital (notes 7 and 8)	57,242
Contributed surplus	358
Retained earnings	16
	57,616
	65,656

See accompanying notes.

Consolidated Statement of Operations and Retained Earnings

(unaudited) *($000s, except per share amounts)*	***Period Ended June 30, 2005*** [(1)]
Revenue	
Gross oil and natural gas revenue	2,875
Royalties	(516)
	2,359
Expenses	
Operating	439
Transportation and selling	76
Administrative	356
Interest (note 5)	41
Depletion, depreciation and amortization	849
Accretion (note 6)	20
Stock-based compensation (note 9)	358
	2,139
Earnings before income taxes	220
Income taxes (note 11)	
Current income taxes	7
Future income taxes	197
	204
Net earnings	16
Retained earnings, beginning of period	-
Retained earnings, end of period	16
Net earnings per share (note 10)	
Basic	-
Diluted	-

(1) There is no year-to-date statement of operations and retained earnings as operations commenced in the current period (April 30, 2005) and, as such, there was no activity in the previous interim period ended March 31, 2005. These results comprise the period from commencement of operations, April 30, 2005, to June 30, 2005.

See accompanying notes.

Consolidated Statement of Cash Flows

(unaudited) *($000s)*	***Period Ended June 30, 2005[(1)]***
Cash flows from the following:	
Operating activities	
Net earnings	16
Items not affecting cash	
Depletion, depreciation and amortization	849
Accretion (note 6)	20
Future income taxes	197
Stock-based compensation	358
Cash flow from operations	1,440
Asset retirement obligation expenditures	-
Changes in non-cash working capital (note 12)	(190)
	1,250
Financing activities	
Issue of common shares and performance shares (note 7)	24,799
Share issue costs	(871)
	23,928
Investing activities	
Purchase of petroleum and natural gas assets and equipment (note 3)	(12,973)
Petroleum and natural gas expenditures	(6,178)
Disposition of petroleum and natural gas interests	959
Purchase of accounts receivable (note 3)	(1,380)
Changes in non-cash working capital (note 12)	4,020
	(15,552)
Net increase in cash	9,626
Cash, beginning of period	-
Cash, end of period	9,626

(1) There is no year-to-date statement of cash flows as operations commenced in the current period (April 30, 2005) and, as such, there was no activity in the previous interim period ended March 31, 2005. These results comprise the period from commencement of operations, April 30, 2005, to June 30, 2005.

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Interim Financial Statements
(unaudited)

For the period ended June 30, 2005 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement (note 3).

2. Significant Accounting Policies and Basis of Presentation

The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and are expressed in Canadian dollars.

(a) Joint Venture Activities

A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) Cash

Cash includes cash and short-term investments with a maturity of 90 days or less at the time of issue.

(c) Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation

Petroleum and natural gas interests are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated costs to be incurred in developing proved reserves and, excluded, are estimated salvage values and the cost of acquiring and evaluating unproved properties.

Impairment

Petroleum and natural gas interests are evaluated quarterly to determine whether the costs capitalized are impaired. The costs are assessed to be impaired if the carrying value of the assets exceeds the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying value is assessed as impaired, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs, discounted using a risk-free rate. Unproved properties are assessed for impairment in a separate impairment test.

Asset Retirement Obligations

The fair value of a liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) Revenue Recognition

Revenue is recognized when title passes to the customer.

(e) Stock-Based Compensation Plans

The Company has stock-based compensation plans described in notes 8 and 9 and accounts for its plans using the fair value method. Under this method, compensation cost attributable to stock options, performance warrants and performance shares granted to officers, directors, and employees is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Consideration paid upon the exercise of stock options, performance warrants or performance shares, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital. In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(f) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(g) Earnings per Share

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, performance warrants, performance shares and share appreciation rights, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(h) *Measurement Uncertainty*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

The amounts recorded for depletion and deprecation of petroleum and natural gas interests and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3. Plan of Arrangement

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas properties to Cordero. In exchange, Resolute shareholders received a total of 20,347,222 common shares of Cordero, as well as the same number of arrangement warrants. Each arrangement warrant entitled the holder to acquire 0.0269 Cordero common shares, exercisable for 30 days after the effective date of the arrangement, at a price of $2.87 per Cordero common share. As Cordero and Resolute were related parties at the time of the transaction, net assets acquired by Cordero were recorded at Resolute's net book value as follows:

Net Assets Acquired	***Amount***
Petroleum and natural gas interests and equipment	29,344
Undeveloped lands	5,166
Accounts receivable	1,380
Future income tax asset	12,737
Asset retirement obligations	(1,250)
	47,377
Consideration of Acquisition	
Issuance of 20,347,222 common shares	33,024
Cash – purchase price adjustment	14,353
	47,377

4. Petroleum and Natural Gas Interests

At June 30, 2005	***Cost***	***Accumulated Depletion and Depreciation***	***Net Book Value***
Petroleum and natural gas interests	39,708	(837)	38,871
Other assets	568	(12)	556
	40,276	(849)	39,427

As at June 30, 2005, unproved properties of $4,290,000 and other P&NG assets of $165,000, which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized overhead expenses of $316,000 relating to petroleum and natural gas exploration and development activities for the period ended June 30, 2005.

Cordero performed a ceiling test calculation at June 30, 2005 to assess whether petroleum and natural gas interests are impaired. The oil and gas future prices are based on July 1, 2005 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials specific to Cordero.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at June 30, 2005.

Year	*WTI Oil (US$/bbl)*	*Foreign Exchange Rate*	*Edmonton Light Crude Oil (Cdn$/bbl)*	*AECO Gas (Cdn$/mmbtu)*
2005	54.33	0.82	66.26	8.10
2006	54.64	0.82	66.63	8.41
2007	50.19	0.82	61.21	7.55
2008	42.67	0.82	52.04	6.62
2009	41.20	0.82	50.24	6.39
2010	41.82	0.82	51.00	6.42
Escalate thereafter	2.0% per year		2.0% per year	2.0% per year

5. Revolving Credit Facility

The Company has a $12 million extendible revolving term credit facility provided by a Canadian chartered bank. Direct borrowings bear interest at the bank's prime lending rate and banker's acceptances and LIBOR advances bear interest at LIBOR plus a stamping fee of 1.10%. The facility is subject to periodic review and is secured by a $40 million first floating charge debenture over all the Company's assets. During the period ended June 30, 2005, the Company incurred $41,000 of interest on this facility and as at June 30, 2005, there was no balance outstanding.

6. Asset Retirement Obligations

Cordero's asset retirement obligations are based on the Company's net ownership in wells and facilities and management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

The Company has estimated the present value of its total asset retirement obligations to be $1,817,000 at June 30, 2005 based on a total future liability, after adjusting for inflation at 2.0%, of $5,349,000. Payments to settle asset retirement obligations occur over the operating lives of the underlying assets, estimated to be from zero to 30 years, with the majority of costs expected to occur between 2012 and 2020. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free rate of 7.5%.

	Period Ended June 30, 2005
Asset retirement obligations, date of incorporation	-
Liabilities transferred upon plan of arrangement (note 3)	1,250
Liabilities incurred in period	547
Liabilities settled during period	-
Accretion	20
Asset retirement obligations, June 30, 2005	1,817

7. Share Capital

(a) Authorized

At June 30, 2004, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Issued on incorporation, March 30, 2005	1	1
Issued on completion of plan of arrangement (note 3)	20,347,222	33,024
Initial private placement	1,916,376	5,500
Exercise of arrangement warrants	1,861,190	5,341
Private placement, June 28, 2005	3,000,000	13,950
Share issue costs (net of future tax effect)	-	(581)
Balance, June 30, 2005	27,124,789	57,235

Of the 20,347,222 arrangement warrants issued to Resolute shareholders in conjunction with the plan of arrangement (note 3), 19,908,347 were exercised by the expiry date of May 30, 2005 for 1,861,190 common shares and total gross proceeds of $5,341,000.

On April 29, 2005, the Company issued 1,916,376 common shares and performance warrants in conjunction with an initial private placement of its common shares. On June 28, 2005, the Company closed a bought deal private placement whereby 3,000,000 common shares were issued at a price of $4.65 per share for total gross proceeds of $13,950,000. The common shares issued pursuant to the second private placement have a hold period of four months which expires on October 29, 2005.

Each performance warrant is exercisable into one common share of the Company at a price of $2.87 per share. The performance warrants have a term of five years and one-third will vest on each of the first, second and third anniversaries of April 29, 2005 as long as the twenty-day weighted average trading price of the common shares of Cordero reach 1.5 times, 2.0 times and 2.5 times the market value of $2.87 as at or after each respective anniversary date. As at June 30, 2005, the performance clause of 1.5 times the market value has been met.

Performance Shares	***Number***	***Consideration***
Initial private placement	725,900	7
Balance, June 30, 2005	725,900	7

Each performance share was issued for a price of $0.01 per share and will be convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less market value of $2.87 if positive, divided by the Cordero closing share price. The Cordero performance shares will automatically convert into Cordero common shares as to one-third on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such date.

8. Stock-Based Compensation Plans

(a) Stock Option Plan

The Company has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares at a fixed price not less than the volume-weighted five-day average on the day preceding grant. During the period, 955,400 stock options were granted of which 115,000 issued to directors vested upon grant. Vesting and expiry provisions vary for each grant and are determined at the date of grant. The aggregate number of common shares reserved for issuance under the stock option plan, and any other security based share compensation of Cordero, is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

The following table summarizes information about the Company's stock options outstanding at June 30, 2005:

Exercise Price	Options Outstanding	Remaining Contractual Life (years)	Options Exercisable	Remaining Contractual Life (Years)
$4.43	672,000	4.87	-	-
$4.84	283,400	4.96	115,000	4.96
$4.43 - $4.84	955,400	4.90	115,000	4.96

(b) Share Appreciation Rights Plan

The Company has established a share appreciation rights plan whereby share appreciation rights (rights) may be granted to directors, officers, employees and other individuals who perform services for the Company or any subsidiary of the Company. The maximum number of rights which may be outstanding at any one time under the plan is 2% of the total number of issued and outstanding common shares of the Company, calculated on a non-diluted basis.

Each right entitles the holder to receive from the Company either: 1) an amount (the appreciation amount) per right being exercised equal to the positive difference, if any, obtained by subtracting $2.87 from the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of exercise or; 2) the number of common shares of the Company per right being exercised determined by the fraction equal to the appreciation amount divided by the five-day volume weighted average trading price.

As at June 30, 2005, no share appreciation rights had been granted.

9. Stock-Based Compensation

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values as follows:

	Stock Options	Performance Warrants	Performance Shares
Risk-free interest rate (%)	3.16	3.30	3.30
Expected life (years)	3.5	3.5	3.5
Expected volatility (%)	40	40	40
Dividend yield (%)	-	-	-
Weighted average fair value ($)	1.507	0.637	0.955

The aggregate fair value of the options, performance warrants and performance shares is expensed over the respective vesting periods.

10. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	*Period Ended June 30, 2005*
Weighted average basic	23,339,269
Dilutive securities	
Stock options	-
Performance warrants	863,013
Performance shares	825,103
Weighted average diluted	25,027,385

11. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Period Ended June 30, 2005
Earnings before income taxes	220
Expected income taxes at the Canadian statutory rate of 37.62%	82
Increase (decrease) in income tax expense resulting from	
Non-deductible Crown charges	95
Resources allowance	(81)
Stock-based compensation	135
Other	(27)
	204

The major components of the future income tax asset are as follows:

	As at June 30, 2005
Petroleum and natural gas interests	11,840
Asset retirement obligations	610
Share issue costs	280
Other	100
	12,830

12. Statements of Cash Flows

Changes in non-cash working capital	*Period Ended June 30, 2005*
Accounts receivable	(3,773)
Accounts payable and accrued liabilities	6,223
Change in non-cash working capital relating to:	2,450
Operating activities	(190)
Investing activities	2,640

Corporate Information

Board of Directors

Brian K. Lemke
Executive Chairman
Cordero Energy Inc.
Calgary, Alberta

Don Driscoll(1)(3)
Corporate Director
Calgary, Alberta

David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.
Calgary, Alberta

S. Barry Jackson (2)(3)
Corporate Director
Calgary, Alberta

Douglas G. Manner (1)(2)
Senior Vice President and Chief Operating Officer
Kosmos Energy LLC
Dallas, Texas

Robert R. Rooney (2)(3)
Partner, Bennett Jones LLP
Barristers and Solicitors
Calgary, Alberta

Jeffrey T. Smith(1)(2)
Corporate Director
Calgary, Alberta

Philip Swift(1)(3)
Co-Chairman
ARC Financial Corporation
Calgary, Alberta

Members of the following Committees:
(1) Audit and Finance
(2) Technical
(3) Human Resources and Governance

Officers

David V. Elgie
President and Chief Executive Officer

Richard Gleasure
Vice President, Engineering and
Chief Operating Officer

Brian K. Lemke
Executive Chairman

C. Dean Setoguchi
Vice President and Chief Financial Officer

Head Office

2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Solicitors

Bennett Jones LLP
Calgary, Alberta

Banker

Canadian Imperial Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Ltd.
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR


cordero
ENERGY INC

2005

Third Quarter Report

Period Ended September 30, 2005

Cordero Energy Reports Third Quarter 2005 Results

CALGARY, ALBERTA--(CCNMatthews – November 8, 2005) - Cordero Energy Inc. (TSX:COR) is pleased to announce operational and financial results for the period ended September 30, 2005.

Highlights

- Third quarter average production increased 29% to 1,421 boe/d compared to 1,103 boe/d for the period ended June 30, 2005.
- Production has recently reached 2,000 boe/d.
- Production is expected to reach 3,000-3,400 boe/d in April 2006.
- Cash flow was $4.3 million ($0.15/share) for the quarter.
- Cash costs decreased by $2.45/boe (18%) compared to the period ended June 30, 2005.
- The 2005 budget increased to $44 million from $28 million.
- Active drilling program underway for Q4 2005:
    - 28.5 net CBM/Belly River wells; and
    - 5.5 net conventional wells in northeast British Columbia and central and northern Alberta (first 2 net wells successful at Willesden Green and Knopcik).
- Strong balance sheet with only $0.1 million of net debt and a $1.3 million capital lease.
- Credit facility increased to $25 million from $12 million driven by results to date.


RECEIVED
2006 JUL -3 P 1:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

	Three Months Ended September 30, 2005	Period Ended September 30, 2005[1]
FINANCIAL		
Gross oil and natural gas revenue ($000s)	6,919	9,795
Cash flow from operations ($000s)	4,268	5,711
Per share basic ($)	0.16	0.22
Per share diluted ($)	0.15	0.20
Net earnings ($000s)	1,057	1,073
Per share basic ($)	0.04	0.04
Per share diluted ($)	0.04	0.04
Net capital expenditures ($000s)	11,610	16,829
Net debt and working capital deficiency ($000s)	121	121
Long term obligation under capital lease ($000s)	1,322	1,322
Shares outstanding (000s)		
At period end	27,125	27,125
Weighted average during period, basic	27,125	26,091
Weighted average during period, diluted	29,433	28,245
OPERATING		
Production		
Natural gas (mmcf/d)	8.5	7.8
Oil and natural gas liquids (bbls/d)	1	1
Oil equivalent (boe/d) (6:1)	1,421	1,294
Average wellhead prices		
Natural gas ($/mcf)	8.82	8.24
Oil and natural gas liquids ($/bbl)	51.13	50.03
Oil equivalent ($/boe) (6:1)	52.93	49.46
Operating expenses ($/boe) (6:1)	5.80	6.05
Wells drilled (gross/net)		
Natural gas	-	8/7.4
Oil	-	-
Dry	-	-
Total	-	8/7.4
Net success rate (%)	-	100
Undeveloped land holdings (000s)		
Gross acres		74
Net acres		62
Average working interest (%)		84

(1) The Company was incorporated on March 30, 2005 but commenced operations April 30, 2005. These amounts represent activity from April 30, 2005 to September 30, 2005

President's Message

I am pleased with the execution of our business plan, which includes the results from our coalbed methane ("CBM") and Belly River development program at Malmo, Alberta and the progress made on our conventional exploration program. Our 2005 capital budget was recently expanded from $28 million to $44 million to accommodate an increased 34 well (28.5 net) drilling program at Malmo and 5.5 net conventional wells at Knopcik, Willesden Green, Kakwa and Flatrock. We have also increased our land and seismic budget to enhance our exploration efforts.

Cordero has recently reached 2,000 boe/d (over 99% natural gas) with 17 (16.8 net) wells (15 Malmo and 2 conventional) in various stages of completion, tie-in or awaiting facilities. The Company expects to reach the higher end of its exit production guidance of 2,000-2,300 boe/d. It is anticipated that most of the wells drilled during the fourth quarter will not be on-stream until the first quarter of 2006. Based on the expanded capital program, Cordero expects to reach a production range of 3,000-3,400 boe/d in April of 2006, primarily from wells drilled by the end of the fourth quarter.

Malmo CBM and Belly River Project

Despite wet ground conditions, the Company managed to pipeline connect 9 wells and commenced installation of 4 compressors during the period. Excluding wells cased during the fourth quarter, Cordero has 50 (47.4 net) wells on production with an additional 15 (14.8 net) wells in various stages of completion, pipelining or awaiting facilities. Compression is a critical element in lowering wellhead flowing pressure as a means of facilitating desorption of methane from coal and enhancing well productivity. The Company expects to have 5,300 hp of compression operational by the end of November with an additional 1,450 hp planned for start-up during the first quarter of 2006. This will increase total field compression to 6,750 hp.

Cordero also contracted for a new meter station with TransCanada Pipelines to centralize and expand firm transportation capacity at Malmo. The station was fully commissioned in October, further enabling Cordero to gather and compress the majority of our production through Company-operated facilities.

Cordero recently drilled its first 45 degree slant well to confirm the technical and commercial feasibility of accessing reserves under areas where surface access is impractical. The well was a technical and commercial success and encountered both the Belly River and Horseshoe Canyon formations. The formations were subsequently completed for a combined test rate of 850 mcf/d. The Company plans to drill 7 additional slant wells during the fourth quarter and expects to drill 6 additional locations in 2006.

We have experienced a 100% success rate on our wells drilled at Malmo thus far and our drilling inventory of 73 (63.0 net) wells, including the current program, has the potential to provide meaningful growth over the next 12 months. At this time, the Company is positioning itself for a 15 to 20 well CBM and Belly River drilling program in the first quarter of 2006 and further development following break-up. We continue to encounter new reserves in the Belly River formation below the Horseshoe Canyon. Since the CBM resource fully carries the economics of our development at Malmo on a standalone basis, the modest incremental cost of evaluating the Belly River is providing exceptional returns. Additional wells, beyond the planned 4 wells per section, may be required to fully exploit the incremental potential of this resource.

Conventional Exploration and Drilling Program

We are equally pleased with the progress of the conventional exploration program. The increased budget is being applied to near-term drilling opportunities and to accommodate an aggressive land and seismic acquisition program. The Company has plans to drill 4-5 net conventional wells during the first quarter of 2006.

To date, the Company has drilled and cased two 100% working interest wells in Willesden Green and Knopcik. Both wells have shown encouraging test results upon completion and are awaiting equipping and pipeline connection.

At Flatrock, British Columbia, the Company has commenced drilling the first of two conventional exploration wells targeting the Triassic and Cretaceous formations.

Financial

Cordero is in a strong financial position to execute its capital program with net debt at September 30, 2005 of only $0.1 million against an undrawn credit facility, recently expanded to $25 million. We expect our credit facililty to be expanded further as production volumes grow. Our cash flow for the quarter increased to $4.3 million compared to $1.4 million for the period ended June 30, 2005. Subject to the prevailing strength in natural gas prices, the trend of higher cash flow is anticipated to continue as we are expecting to add significant production volumes in the coming months. Furthermore, our cash costs per boe are decreasing. In an increasingly competitive environment for oilfield equipment and contracting services, the Company has continued to exert downward pressure on costs. Operating costs for the period improved to $5.80 per boe, an 11% improvement over the period ended June 30, 2005 while general and administrative expense fell 27% over the same period from $5.29 per boe to $3.86 per boe.

Outlook

The Malmo development project continues to exceed our expectations and we expect this area to deliver significant growth through 2006. We remain confident that our conventional drilling and prospecting efforts are providing a unique and balanced capital portfolio in combination with the Malmo development project. Our early investment in seismic and land is critical to our growth and sets the stage for Cordero to dedicate a higher proportion of the capital budget to test exploration concepts in 2006.

Cordero is finalizing its 2006 Business Plan and expects to announce budget guidance by early December.

On behalf of the Board of Directors,

David V. Elgie
President and CEO
November 7, 2005

Management's Discussion and Analysis

November 8, 2005

Cordero Energy Inc. ("Cordero" or "the Company") is an exploration and coalbed methane development company pursuing oil and natural gas production and reserve growth through the development of its extensive coalbed methane and Belly River sand assets in central Alberta as well as its conventional exploration program in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. **Information presented in the Management's Discussion and Analysis (MD&A) under the heading "2005" represents operations for the 154-day period April 30, 2005 to September 30, 2005. Information under the heading "Q3" represents the 92-day quarter ended September 30, 2005 and information under the heading "Q2" represents the 62-day period April 30, 2005 to June 30, 2005. Amounts presented on a daily basis are calculated based on the number of days in the respective periods.** Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

This MD&A of the financial condition and the results of operations should be read in conjunction with the unaudited interim financial statements for the three months and period ended September 30, 2005 together with the accompanying notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil equivalent. For purposes of computing such units, barrel of oil equivalent (boe) amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1).

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. The forward-looking statements contained herein are as of November 8, 2005 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity. Income from operations, which represents net income excluding gains or losses on foreign currency translation and on disposal of assets, is used by the Company to evaluate operating performance. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Cash flow, income from operations and netback do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

Production

	2005	*Q3*	*Q2*
Natural gas (mcf/d)	7,762	8,520	6,616
Oil and NGLs (bbls/d)	1	1	1
Total (boe/d)	1,294	1,421	1,103

Daily production for the three months ended September 30, 2005 increased to 1,421 boe/d, from 1,103 boe/d for the period ended June 30, 2005. The additional production volumes are attributed to 6 (5.8 net) wells brought on-stream at the end of the second quarter and another 9.0 net wells that came on production throughout the third quarter. Offsetting the impact of these incremental production volumes was compressor downtime and third party facility constraints which have since been resolved. During the current quarter, the Company focused on compression capacity in order to maximize production from both existing and anticipated future wells. This involved installation of new compressors as well as shutdown and relocation of existing compression equipment to more effectively match deliverability with previously-drilled and planned wells.

The Company's current activity consists of a drilling program of 34 net wells, which includes 2 successful wells at Willesden Green and Knopcik, and installation of additional compression equipment. Production has recently reached 2,000 boe/d and the Company has 16.8 net wells in various stages of completion, tie-in or awaiting facilities. Future average production will depend on a number of factors including drilling success, the time required to place new wells on production, well performance and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

($000s)	*2005*	*Q3*	*Q2*
Natural gas	9,790	6,915	2,874
Oil and NGLs	5	4	1
Total	9,795	6,919	2,875

Prices and Marketing

Benchmark prices:	*2005*	*Q3*	*Q2*
AECO natural gas ($/mmbtu)	8.49	9.37	7.17
WTI oil (USD$/bbl)	59.19	63.19	53.20
CDN/USD foreign exchange rate	0.820	0.833	0.801
WTI oil (CDN equivalent $/bbl)	72.17	75.89	66.38
Edmonton Light ($/bbl)	72.11	76.51	65.52

Average Sale Price	***2005***	***Q3***	***Q2***
Natural gas ($/mcf)	8.24	8.82	7.12
Oil and NGLs ($/bbl)	50.03	51.13	41.40
Total ($/boe)	49.46	52.93	42.73

Petroleum and natural gas revenue before royalties was $6.9 million and $9.8 million for the three months and period ended September 30, 2005 respectively. Essentially all of the Company's revenue is from natural gas production. The high price environment in North America contributed to the increase in the Company's realized natural gas price, from $7.12/mcf for the period ended June 30, 2005 to $8.82/mcf for the quarter ended September 30, 2005.

Approximately 20% of Cordero's natural gas production is dedicated to an aggregator contract and the remainder is sold at daily spot prices. The Company has not hedged or entered into any fixed price arrangements during or subsequent to the period ended September 30, 2005. Cordero's realized natural gas price is primarily determined by the AECO Hub in Alberta and will fluctuate depending on market conditions.

Royalties

($000s)	***2005***	***Q3***	***Q2***
Crown	1,389	1,001	388
Freehold, GORR	337	208	128
ARTC	-	-	-
Total royalties	1,726	1,209	516

Average Royalty Rates (average % of total sales)			
Crown	14.2	14.5	13.5
Freehold, GORR	3.4	3.1	4.5
ARTC	-	-	-
Total royalties	17.6	17.6	18.0

The Company's royalties totaled $1.2 million in the third quarter and $1.7 million to date for an average royalty rate of 17.6% for both periods. Crown royalties paid on wells acquired from Resolute are not eligible for the Alberta Royalty Tax Credit (ARTC) therefore the Company has not recorded ARTC in the period ended September 30, 2005 as substantially all Crown royalties are associated with production from wells drilled prior to the Company's inception.

Royalty rates in subsequent periods may fluctuate based on future reference prices relative to average wellhead prices, the proportion of new production additions qualifying for royalty holidays and the Crown royalties associated with wells that are eligible for ARTC.

Operating Expenses

($000s, except per boe)	*2005*	*Q3*	*Q2*
Operating expense (gross)	1,346	894	452
Processing income	(149)	(136)	(13)
Operating expense (net, as reported)	1,197	758	439
Operating expense per boe (net)	6.05	5.80	6.53

For the three months ended September 30, 2005 net operating expenses were $5.80/boe and $758,000 in total, an improvement over $6.53/boe for the period ended June 30, 2005. The 11% reduction on a boe basis is a function of fixed operating costs and incremental production volumes in the current period, as well as the Company's increasing ownership and operatorship of facilities.

The Company expects the benefits of economies of scale to continue, however, future offsetting increases are anticipated with the escalating cost of field supplies and services and the addition of conventional wells to the Company's production profile. These factors, along with the level of ownership in gathering and processing facilities will determine future operating expenses.

Transportation and Selling Expenses

	2005	*Q3*	*Q2*
Transportation and selling expenses - $000s	248	172	76
Transportation and selling expenses - $/boe	1.25	1.31	1.13

Transportation and selling expenses for the three months ended September 30, 2005 were $172,000 or $1.31 per boe, compared to $1.13 per boe for the period ended June 30, 2005. Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities and, if the Company produces significant volumes of oil in the future, the method of transporting oil (pipeline versus trucking).

General and Administrative Expense (G&A)

($000s, except per boe)	*2005*	*Q3*	*Q2*
G&A expense (gross)	1,887	1,121	766
Overhead recoveries	(221)	(127)	(94)
	1,666	994	672
Allocated to capital projects	(805)	(489)	(316)
G&A expense	861	505	356
G&A expense per boe	4.35	3.86	5.29

For the quarter ended September 30, 2005, net G&A expenses were $505,000 or $3.86/boe, a decline of 27% from $5.29/boe for the period ended June 30, 2005. This decrease on a boe basis is primarily due to the incremental production volumes over the period ended June 30, 2005. The amount of gross G&A expense allocated to capital projects is determined by the Company's capital strategy. In an effort to secure future growth opportunities, the Company is currently focusing significant resources on its exploration program, resulting in a higher proportion of salaries and other overhead costs capitalized. This proportion will continue to depend on the Company's capital activities.

Stock-Based Compensation

Stock-based compensation expense was $362,000 for the quarter ended September 30, 2005 and $721,000 to date. This expense represents the fair value of the Company's stock options, performance warrants and performance shares, amortized over the respective vesting periods. The expense recorded in the period ended September 30, 2005 is primarily due to start-up compensation arrangements including 135,000 options granted to directors that vested upon grant, 115,000 in the period ended June 30, 2005 and 20,000 in the current quarter.

Depletion, Depreciation and Amortization (DD&A)

	2005	*Q3*	*Q2*
Depletion, depreciation and amortization – $000s	2,793	1,943	849
Depletion, depreciation and amortization – $/boe	14.10	14.87	12.62

The assets transferred to Cordero in the plan of arrangement represent the majority of the depletable base and were transferred at the historic net book value of Resolute. In accordance with oil and gas full cost accounting policies, the net book value transferred to Cordero was determined based on the ratio of discounted future net revenue of the property transferred to the discounted future net revenue of Resolute's total proved reserves.

The Company's DD&A expense for the quarter and period ended September 30, 2005 was $1.9 million and $2.8 million respectively. The DD&A rate on a per boe basis was $14.87 for the three month period ended September 30, 2005 compared to $12.62/boe for the period ended June 30, 2005. The increase is the result of an upward adjustment for estimated future capital costs and the significant amount spent on facilities and other capital for which proved reserves additions are anticipated.

Cordero's future DD&A expense will reflect finding, development and acquisition costs for proved reserves.

Accretion

	2005	*Q3*	*Q2*
Accretion – $000s	55	34	20
Accretion – $/boe	0.28	0.26	0.30

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. Pursuant to the plan of arrangement, the Company recorded a liability of $1,250,000 associated with the assets transferred to Cordero. At September 30, 2005 the liability grew to $1,988,000 as a result of wells drilled, compressors installed and interests obtained in processing facilities.

Income Taxes

Current income tax expense represents Large Corporation Tax (LCT). The Company does not expect to pay current taxes other than LCT in 2005 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

Future tax expense for the quarter ended September 30, 2005 was $872,000 or 45% of earnings before taxes, compared to an effective future tax rate of 90% for the period ended June 30, 2005. The Company's future tax rate is a function of the non-deductible, stock-based compensation expense relative to earnings before taxes. It was especially high in the period ended June 30, 2005 due to start-up compensation arrangements as stock-based compensation expense exceeded earnings before income taxes.

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	*2005*	*Q3*	*Q2*
Sales price	49.46	52.93	42.73
Royalties	(8.71)	(9.25)	(7.67)
Transportation costs	(1.25)	(1.31)	(1.13)
Operating expenses	(6.05)	(5.80)	(6.53)
Operating netback	33.45	36.57	27.40
G&A	(4.35)	(3.86)	(5.29)
Interest (net)	(0.28)	(0.12)	(0.60)
Current income taxes	(0.09)	(0.08)	(0.10)
Corporate netback	28.73	32.51	21.41

Capital Expenditures

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas properties to Cordero. As Cordero and Resolute were related parties at the time of the transaction, net assets acquired by Cordero were recorded at Resolute's net book value as follows:

Net Assets Acquired	*Amount ($000s)*
Petroleum and natural gas interests and equipment	30,621
Undeveloped lands	5,161
Future income tax asset	12,737
Asset retirement obligations	(1,250)
	47,269

Consideration of Acquisition	
Issuance of 20,347,222 common shares	33,024
Cash – purchase price adjustment	14,245
	47,269

($000s)	2005	Q3	Q2
Land and lease retention	1,791	1,742	49
Geological and geophysical	1,348	1,101	247
Drilling and completions	4,700	2,966	1,734
Facilities and equipment	7,752	4,877	2,875
Property acquisitions	753	256	497
Other	1,457	681	776
Total capital expenditures	17,801	11,623	6,178
Dispositions	(972)	(13)	(959)
Net capital expenditures	16,829	11,610	5,219

Capital expenditures net of property dispositions were $11.6 million for the third quarter of 2005 and $16.8 million to date. Facilities and equipment expenditures of $7.8 million included the purchase, installation and relocation of compression equipment at Malmo and tie-in of 15 net wells. The majority of drilling and completion costs of $4.7 million represents 11 completions, initial drilling costs for two wells spudded, but not rig-released prior to the end of the period and purchase of drilling supplies to be used for future exploration and development. Land and seismic expenditures of $1.8 million and $1.3 million respectively are primarily related to the Company's conventional exploration program in northwest Alberta and northeast British Columbia. During the period ended June 30, 2005, Cordero disposed of certain properties in southwest Alberta that were not consistent with the Company's overall exploration and development strategy.

In June 2005, upon completion of financing for $13.95 million, the Company increased its initial capital budget of $18-24 million to $28-30 million for the period April 30, 2005 to December 31, 2005. In October 2005 the Company further increased the budget to $44 million for the same period. Actual costs may vary materially from budget as a result of numerous factors including, but not limited to, adjustments in the timing and scope of activities and changes in costs for land, services, equipment and materials.

Liquidity and Capital Resources

In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20,347,222 common shares of Cordero, as well as the same number of arrangement warrants which expired on May 30, 2005. Prior to May 30, 2005, warrants were exercised for 1,861,190 common shares for proceeds of $5.3 million.

On April 29, 2005, the Company issued 1,916,376 common shares and the same number of warrants to management, directors and employees in conjunction with an initial private placement of its common shares. The common shares issued under this private placement are subject to escrow conditions and the vesting of the warrants is subject to time and certain performance conditions.

On June 28, 2005, the Company closed a bought deal private placement whereby 3,000,000 common shares were issued at a price of $4.65 per share for total gross proceeds of $13.95 million. The common shares issued pursuant to the second private placement had a hold period which expired on October 29, 2005.

In August 2005, the Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment at Malmo. The total undiscounted lease obligation is $1.9 million at September 30, 2005, to be paid over a 10-year period. The Company is expected to have similar transactions with this party for additional compressors in the future.

In conjunction with the increased capital budget in October 2005, the Company expanded its $12 million credit facility to $25 million. The facility is with a major Canadian chartered bank, is subject to periodic review and is secured by the Company's petroleum and natural gas assets. Cordero expects the facility to be further expanded as production volumes grow.

Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to have the ability to fulfill all of its contractual obligations at September 30, 2005 as summarized below:

Contractual Obligations ($000s)	***Total***	***<1 Year***	***1-3 Years***	***4-5 Years***	***After 5 Years***
Operating lease obligations	1,050	315	630	105	-
Capital lease obligations	1,872	244	450	401	777
Total contractual obligations	2,922	559	1,080	506	777

Outstanding Share Data

Outstanding at period-end (000s)	***November 7, 2005***	***September 30, 2005***
Common shares	27,125	27,125
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	726	726
Stock options	1,106	1,106
Total	30,873	30,873

2005 Guidance

The following table outlines guidance for the period April 30, 2005 to December 31, 2005:

	August 2005 (initial) Range		***November 2005 (revised) Range***	
	Low	***High***	***Low***	***High***
Average production - natural gas (boe/d)	1,400	1,600	1,475	1,550
Exit production (boe/d)	2,000	2,000	2,000	2,300
Royalties (% of revenue)	18.5	19.5	17.5	18.5
Transportation ($/boe)	1.17	1.20	1.30	1.40
Operating ($/boe)	6.20	6.50	5.75	6.25
General and administrative ($/boe)	3.50	3.75	3.50	3.75
Capital expenditures ($ million)	28.0	30.0	44.0	46.0

Cordero expects to reach the higher end of its 2005 exit production target of 2,000-2,300 boe/d based on drilling results to date and the timing of facilities, pipelines and equipment. The Company is pleased that royalties and operating costs are on track to be below the lower end of the initial guidance range. General and administrative costs on a per barrel of oil equivalent basis are expected to decline as production volumes grow.

In October 2005, Cordero announced an increase in its capital budget to $44 million from $28 million based on positive results to date at Malmo and the conventional exploration program. Production guidance for 2005 was not increased since most of the wells drilled during the fourth quarter are expected to be pipeline connected in the first quarter of 2006. The Company expects to reach 3,000-3,400 boe/d of production in April 2006 primarily from wells planned for drilling to the end of 2005.

Cordero is finalizing its Business Plan and expects to announce its 2006 budget guidance by early December.

Critical Accounting Estimates

Management makes certain judgments and estimates in preparing financial statements in accordance with Canadian GAAP. Changes to these judgments and estimates could have a material effect on Cordero's financial statements and financial position.

Proved Petroleum and Natural Gas Reserves

Proved reserves, the estimated quantities of natural gas, crude oil and natural gas liquids that can be recovered in future years under future economic and operating conditions, are critical to many aspects of the Company's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data as well as historical production data and are subject to revisions based on changes in reservoir performance and the pricing environment.

Depletion Expense

In accordance with the full cost method of accounting for exploration and development activities, all costs associated with exploration and development are capitalized, whether successful or not. The aggregate of capitalized costs and future development costs, net of costs related to unproved properties, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to be determined if proved reserves should be assigned or if impairment exists.

Full Cost Accounting Ceiling Test

The Company reviews the carrying value of all petroleum and natural gas assets for potential impairment on a quarterly basis. Impairment is indicated if the carrying value of the assets is not recoverable by the future undiscounted cash flows. This impairment test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. If impairment exists, the amount by which the carrying value exceeds the estimated fair value of the assets will be charged to earnings.

Asset Retirement Obligations

The provision for asset retirement obligations is estimated based on costs to abandon and reclaim wells and facilities, timing of abandonment and reclamation of wells and facilities, and inflation and discount rates over the life of the reserves. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Stock-based Compensation Expense

Compensation costs attributable to stock options, performance warrants and performance shares granted by the Company are charged to earnings over the vesting period of the securities. The fair value calculation method adopted by the Company is the Black-Scholes model, which requires management to estimate the expected life of the securities and the expected volatility of Cordero's share price over the life of the options, performance warrants and performance shares. These estimates may be different than the actual life and volatility.

Income Taxes

The determination of the Company's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expenses recorded may differ from those actually incurred.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Consolidated Balance Sheet

(unaudited) *($000s)*	***As at September 30, 2005***
Assets	
Current	
Cash	1,456
Accounts receivable	3,395
	4,851
Petroleum and natural gas interests (note 4)	50,507
Future income tax asset (note 12)	11,958
	67,316
Liabilities	
Current	
Accounts payable and accrued liabilities	4,801
Current portion of obligation under capital lease (note 6)	171
	4,972
Obligation under capital lease (note 6)	1,322
Asset retirement obligations (note 7)	1,988
Shareholders' equity	
Share capital (notes 8 and 9)	57,240
Contributed surplus	721
Retained earnings	1,073
	59,034
	67,316

See accompanying notes.

Consolidated Statement of Operations and Retained Earnings

(unaudited) *($000s, except per share amounts)*	**Three Months Ended September 30, 2005**	**Period Ended September 30, 2005[1]**
Revenue		
Gross oil and natural gas revenue	6,919	9,795
Royalties	(1,209)	(1,726)
	5,710	8,069
Expenses		
Operating	758	1,197
Transportation and selling	172	248
Administrative	505	861
Interest (notes 5 and 6)	16	55
Depletion, depreciation and amortization	1,943	2,793
Accretion (note 7)	34	55
Stock-based compensation (note 10)	362	721
Other revenue	(20)	(20)
	3,770	5,910
Earnings before income taxes	1,940	2,159
Income taxes (note 12)		
Current income taxes	11	17
Future income taxes	872	1,069
	883	1,086
Net earnings	1,057	1,073
Retained earnings, beginning of period	16	-
Retained earnings, end of period	1,073	1,073
Net earnings per share (note 11)		
Basic	0.04	0.04
Diluted	0.04	0.04

(1) These results comprise the period from commencement of operations, April 30, 2005, to September 30, 2005.

See accompanying notes.

Consolidated Statement of Cash Flows

(unaudited) *($000s)*	Three Months Ended September 30, 2005	Period Ended September 30, 2005[(1)]
Cash flows from the following:		
Operating activities		
Net earnings	1,057	1,073
Items not affecting cash		
Depletion, depreciation and amortization	1,943	2,793
Accretion (note 7)	34	55
Future income taxes (note 12)	872	1,069
Stock-based compensation (note 10)	362	721
Cash flow from operations	4,268	5,711
Asset retirement obligation expenditures	(5)	(5)
Changes in non-cash working capital (note 13)	(166)	(1,139)
	4,097	4,567
Financing activities		
Issue of common shares and performance shares (note 8)	-	24,799
Share issue costs	(1)	(873)
Proceeds from sale-lease back transaction (note 6)	1,504	1,504
Repayment of long-term debt	(11)	(11)
	1,492	25,419
Investing activities		
Purchase of petroleum and natural gas assets and equipment (note 3)	(1,273)	(14,245)
Petroleum and natural gas expenditures	(11,623)	(17,801)
Disposition of petroleum and natural gas interests	13	972
Changes in non-cash working capital (note 13)	(876)	2,544
	(13,759)	(28,530)
Net (decrease) increase in cash	(8,170)	1,456
Cash, beginning of period	9,626	-
Cash, end of period	1,456	1,456

(1) These results comprise the period from commencement of operations, April 30, 2005, to September 30, 2005.

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Interim Financial Statements
(unaudited)

For the three months and period ended September 30, 2005 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement (note 3).

2. Significant Accounting Policies and Basis of Presentation

The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and are expressed in Canadian dollars.

(a) Joint Venture Activities

A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) Cash

Cash includes cash and short-term investments with a maturity of 90 days or less at the time of issue.

(c) Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation

Petroleum and natural gas interests, including assets under capital lease, are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated costs to be incurred in developing proved reserves and, excluded, are estimated salvage values and the cost of acquiring and evaluating unproved properties.

Impairment

Petroleum and natural gas interests are evaluated quarterly to determine whether the costs capitalized are impaired. The costs are assessed to be impaired if the carrying value of the assets exceeds the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying value is assessed as impaired, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs, discounted using a risk-free rate. Unproved properties are assessed for impairment in a separate impairment test.

Asset Retirement Obligations

The fair value of a liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) *Revenue Recognition*

Revenue is recognized when title passes to the customer.

(e) *Stock-Based Compensation Plans*

The Company has stock-based compensation plans described in notes 9 and 10 and accounts for its plans using the fair value method. Under this method, compensation cost attributable to stock options, performance warrants and performance shares granted to officers, directors, and employees is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Consideration paid upon the exercise of stock options, performance warrants or performance shares, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital. In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(f) *Income Taxes*

The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(g) *Earnings per Share*

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, performance warrants, performance shares and share appreciation rights, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(h) Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

The amounts recorded for depletion and deprecation of petroleum and natural gas interests and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3. Plan of Arrangement

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas properties to Cordero. In exchange, Resolute shareholders received a total of 20,347,222 common shares of Cordero, as well as the same number of arrangement warrants. Each arrangement warrant entitled the holder to acquire 0.0269 Cordero common shares, exercisable for 30 days after the effective date of the arrangement, at a price of $2.87 per Cordero common share. As Cordero and Resolute were related parties at the time of the transaction, net assets acquired by Cordero were recorded at Resolute's net book value as follows:

Net Assets Acquired	***Amount***
Petroleum and natural gas interests and equipment	30,621
Undeveloped lands	5,161
Future income tax asset	12,737
Asset retirement obligations	(1,250)
	47,269

Consideration of Acquisition	
Issuance of 20,347,222 common shares	33,024
Cash – purchase price adjustment	14,245
	47,269

4. Petroleum and Natural Gas Interests

At September 30, 2005	***Cost***	***Accumulated Depletion and Depreciation***	***Net Book Value***
Petroleum and natural gas interests	51,358	(2,702)	48,656
Asset under capital lease (note 6)	1,503	(46)	1,457
Other assets	438	(44)	394
	53,299	(2,792)	50,507

As at September 30, 2005, unproved properties of $5,756,000 and other petroleum and natural gas (P&NG) assets of $814,000, which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized overhead expenses of $489,000 and $805,000 relating to petroleum and natural gas exploration and development activities for the three months and period ended September 30, 2005, respectively.

Cordero performed a ceiling test calculation at September 30, 2005 to assess whether petroleum and natural gas interests are impaired. The future oil and gas prices are based on October 1, 2005 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials, and transportation costs specific to Cordero.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at September 30, 2005.

Year	WTI Oil (US$/bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil (Cdn$/bbl)	AECO Gas (Cdn$/mmbtu)
2005	67.78	0.85	79.74	11.31
2006	68.62	0.85	80.73	10.83
2007	62.14	0.85	73.10	9.43
2008	44.23	0.85	52.04	6.47
2009	42.70	0.85	50.24	6.24
2010	43.35	0.85	51.00	6.27
Escalate thereafter	2.0% per year		2.0% per year	2.0% per year

5. Revolving Credit Facility

In October 2005, the Company increased its $12 million extendible revolving term credit facility to $25 million. The facility is provided by a Canadian chartered bank, is subject to periodic review and is secured by a $40 million first floating charge debenture over all the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate or banker's acceptances and LIBOR advances at LIBOR plus a stamping fee of 1.10%.

6. Capital Lease Commitments

Commencing August 2005, the Company has a long-term capital lease for compression equipment at Malmo for a term of ten years. The future minimum payments under this lease are as follows:

Year	Amount
2005	61
2006	241
2007	228
2008	216
2009	204
2010	191
Thereafter	731
Total minimum lease payments	1,872
Less amount representing interest at 5.18%	(379)
Present value of obligation under capital lease	1,493
Due within one year	(171)
Long-term portion of obligation under capital lease	1,322

The leased assets are depreciated using the unit-of-production method (see note 2). DD&A expense for this equipment for both the three months and period ended September 30, 2005 was $46,000. Interest expense incurred on the obligation was $10,000 for both the quarter and period ended September 30, 2005.

7. Asset Retirement Obligations

Cordero's asset retirement obligations are based on the Company's net ownership in wells and facilities and management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

The Company has estimated the present value of its total asset retirement obligations to be $1,988,000 at September 30, 2005 based on a total future liability, after adjusting for inflation at 2.0%, of $5,888,000. Payments to settle asset retirement obligations occur over the operating lives of the underlying assets, estimated to be from zero to 30 years, with the majority of costs expected to occur between 2012 and 2020. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free rate of 7.5%.

	Three Months Ended September 30, 2005	Period Ended September 30, 2005
Asset retirement obligations, beginning of period	1,817	-
Liabilities transferred upon plan of arrangement (note 3)	-	1,250
Liabilities incurred in period	142	688
Liabilities settled during period	(5)	(5)
Accretion	34	55
Asset retirement obligations, end of period	1,988	1,988

8. Share Capital

(a) Authorized

At September 30, 2005, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Issued on incorporation, March 30, 2005	1	1
Issued on completion of plan of arrangement (note 3)	20,347,222	33,024
Initial private placement	1,916,376	5,500
Exercise of arrangement warrants	1,861,190	5,341
Private placement, June 28, 2005	3,000,000	13,950
Share issue costs (net of future tax effect)	-	(576)
Balance, September 30, 2005	27,124,789	57,240

Of the 20,347,222 arrangement warrants issued to Resolute shareholders in conjunction with the plan of arrangement (note 3), 19,908,347 were exercised by the expiry date of May 30, 2005 for 1,861,190 common shares and total gross proceeds of $5,341,000.

On April 29, 2005, the Company issued 1,916,376 common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. On June 28, 2005, the Company closed a bought deal private placement whereby 3,000,000 common shares were issued at a price of $4.65 per share for total gross proceeds of $13,950,000. The common shares issued pursuant to the second private placement had a hold period of four months which expired on October 29, 2005.

Each performance warrant is exercisable into one common share of the Company at a price of $2.87 per share. The performance warrants have a term of five years and one-third will vest on each of the first, second and third anniversaries of April 29, 2005 as long as the twenty-day weighted average trading price of the common shares of Cordero reach 1.5 times, 2.0 times and 2.5 times the market value of $2.87 as at or after each respective anniversary date. As at September 30, 2005, the performance clauses of 1.5 and 2.0 times the market value have been met.

Performance Shares	***Number***	***Consideration***
Initial private placement	725,900	7
Balance, September 30, 2005	725,900	7

Each performance share was issued for a price of $0.01 per share and will be convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less market value of $2.87 if positive, divided by the Cordero closing share price. The Cordero performance shares will automatically convert into Cordero common shares as to one-third on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such date.

9. Stock-Based Compensation Plans

(a) Stock Option Plan

The Company has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares at a fixed price not less than the volume-weighted five-day average preceding grant. During the period ended September 30, 2005, 1,105,800 stock options were granted of which 135,000 issued to directors vested upon grant. Vesting and expiry provisions vary for each grant and are determined at the date of grant. The aggregate number of common shares reserved for issuance under the stock option plan, and any other security based share compensation of Cordero, is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

The following table summarizes information about the Company's stock options granted and outstanding at September 30, 2005:

Exercise Price	***Options Outstanding***	***Remaining Contractual Life (years)***	***Options Exercisable***	***Remaining Contractual Life (Years)***
$4.43	672,000	4.62	-	-
$4.84	283,400	4.71	115,000	4.71
$5.51	93,400	4.88	20,000	4.88
$5.65	57,000	4.95	-	-
$4.43 - $5.65	1,105,800	4.68	135,000	4.74

The weighted-average exercise price of all options outstanding at September 30, 2005 is $4.69.

(b) Share Appreciation Rights Plan

The Company has established a share appreciation rights plan whereby share appreciation rights (rights) may be granted to directors, officers, employees and other individuals who perform services for the Company or any subsidiary of the Company. The maximum number of rights which may be outstanding at any one time under the plan is 2% of the total number of issued and outstanding common shares of the Company, calculated on a non-diluted basis.

Each right entitles the holder to receive from the Company either: 1) an amount (the appreciation amount) per right being exercised equal to the positive difference, if any, obtained by subtracting $2.87 from the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of exercise; or 2) the number of common shares of the Company per right being exercised determined by the fraction equal to the appreciation amount divided by the five-day volume weighted average trading price.

As at September 30, 2005, no share appreciation rights had been granted.

10. Stock-Based Compensation

The fair value of each stock option, performance warrant and performance share granted during the period ended September 30, 2005 is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values as follows:

	Stock Options	*Performance Warrants*	*Performance Shares*
Risk-free interest rate (%)	3.15	3.30	3.30
Expected life (years)	3.5	3.5	3.5
Expected volatility (%)	40	40	40
Dividend yield (%)	-	-	-
Weighted average fair value ($)	1.547	0.637	0.955

The aggregate fair value of the options, performance warrants and performance shares is expensed over the respective vesting periods.

11. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	**Three Months Ended September 30, 2005**	**Period Ended September 30, 2005**
Weighted average basic	27,124,789	26,091,148
Dilutive securities		
Stock options	388,454	313,840
Performance warrants	1,099,171	1,009,584
Performance shares	820,463	830,826
Weighted average diluted	29,432,877	28,245,398

12. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended September 30, 2005	Period Ended September 30, 2005
Earnings before income taxes	1,940	2,159
Expected income taxes at the statutory rate of 37.62%	730	812
Increase (decrease) resulting from:		
Non-deductible Crown charges	239	333
Resource allowance	(230)	(311)
Stock-based compensation	136	271
Other	8	(19)
Income Taxes	883	1,086

The major components of the future income tax asset are as follows:

	As at September 30, 2005
Petroleum and natural gas interests	10,977
Asset retirement obligations	668
Share issue costs	271
Other	42
	11,958

13. Statements of Cash Flows

Changes in non-cash working capital	Three Months Ended September 30, 2005	Period Ended September 30, 2005
Accounts receivable	378	(3,395)
Accounts payable and accrued liabilities	(1,422)	4,801
Change in non-cash working capital relating to:	(1,044)	1,406
Operating activities	(166)	(1,139)
Investing activities	(876)	2,544

Corporate Information

Board of Directors

Brian K. Lemke
Executive Chairman
Cordero Energy Inc.
Calgary, Alberta

Don Driscoll(1)(3)
Corporate Director
Calgary, Alberta

David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.
Calgary, Alberta

S. Barry Jackson (2)(3)
Corporate Director
Calgary, Alberta

Douglas G. Manner (1)(2)
Senior Vice President and Chief Operating Officer
Kosmos Energy LLC
Dallas, Texas

Robert R. Rooney (2)(3)
Corporate Director
Calgary, Alberta

Jeffrey T. Smith(1)(2)
Corporate Director
Calgary, Alberta

Philip Swift(1)(3)
Co-Chairman
ARC Financial Corporation
Calgary, Alberta

Members of the following Committees:

(1) Audit and Finance

(2) Technical

(3) Human Resources and Governance

Officers

David V. Elgie
President and Chief Executive Officer

Richard Gleasure
Vice President, Engineering and Chief Operating Officer

Brian K. Lemke
Executive Chairman

C. Dean Setoguchi
Vice President and Chief Financial Officer

Head Office

2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Solicitors

Bennett Jones LLP
Calgary, Alberta

Banker

Canadian Imperial Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Ltd.
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR



2005 Fourth Quarter Report

Period Ended December 31, 2005

Cordero Energy Reports Reserves, 2005 Results and Provides Update

CALGARY, ALBERTA--(CCN Matthews – February 20, 2006) - Cordero Energy Inc. (TSX : COR) is pleased to announce fourth quarter 2005 results, independently evaluated reserve information and an operations update.

Highlights

2005 Reserve Highlights

- Proved and probable reserves grew 113% to 9.6 million boe from 4.5 million boe at December 31, 2004.[1]
- Finding, development and acquisition ("FD&A") costs including the change in future capital were $13.07/boe for proved plus probable reserves and $13.94/boe for proved reserves. FD&A costs, excluding the provision for future capital, were $10.02/boe for proved plus probable and $9.59/boe for proved reserves.
- Reserve life index was 11.0 years for proved plus probable reserves and 8.3 years for proved reserves based on 2005 exit (December average) production of 2,388 boe/d.
- Operating recycle ratio for 2005 was 3.1 times based on proved plus probable reserves.
- Replaced 2005 production by 12.6 times based on proved plus probable reserves.
- Diluted net asset value ("NAV") per share increased by 172% to $7.80/share compared to $2.87/share at the Company's inception. NAV is calculated based on proved plus probable reserves and discounted at 10% before tax using Sproule prices at December 31, 2005. The calculation assumes a value of $150/acre for undeveloped land and is net of working capital deficiency and capital leases.

Operations Update

- Current production is approximately 2,800 boe/d with over 27 wells currently awaiting tie-in and commissioning.
- Secured 5,000 acres of land at Malmo in 2006 increasing the drilling inventory at Malmo to 110 (95.0 net) wells.
- Commenced conventional exploration and development drilling program in the fourth quarter with successes at Willesden Green and Knopcik in Alberta and Silver in BC. Further drilling, completions and evaluations are planned prior to spring break-up.
- Acquired an additional 12,500 net acres of land in 2006 on new exploration prospects.

Note: 1) For this report, oil and gas reserves, finding and development costs and net asset values are reflective of full year capital expenditures for the assets transferred to Cordero Energy from Resolute Energy and full year changes in the Sproule Associates engineering reports dated December 31, 2004 and December 31, 2005.

Fourth Quarter 2005 Results

- Fourth quarter average production increased 43% to 2,039 boe/d, compared to 1,421 boe/d during the third quarter.
- 2005 exit (December average) production was 2,388 boe/d, exceeding the high end of production guidance (2,000 to 2,300 boe/d) and represents a 250% increase from the Company's inception in April 2005.
- Cash flow increased 91% to $8.2 million ($0.27/share) for the quarter compared to $4.3 million ($0.15/share) during the third quarter.
- Per-unit operating expenses reduced by 9% to $5.27/boe compared to $5.80/boe during the third quarter.
- Per-unit general and administrative expenses reduced by 32% to $2.64/boe compared to $3.86/boe during the third quarter.
- Active and successful fourth quarter drilling program - 45 (38.6 net) wells drilled with a 97% success rate.
- Strong balance sheet to execute capital plans for 2006 - $4.1 million of net debt at December 31, 2005 with an undrawn $25 million bank credit facility.

	Three Months Ended December 31, 2005	Period Ended December 31, 2005[(1)]
FINANCIAL		
Gross oil and natural gas revenue ($000s)	12,637	22,431
Cash flow from operations ($000s)	8,175	13,884
Per share basic ($)	0.29	0.52
Per share diluted ($)	0.27	0.48
Net earnings ($000s)	3,453	4,526
Per share basic ($)	0.12	0.17
Per share diluted ($)	0.11	0.16
Net capital expenditures ($000s)	24,788	41,617
Net debt and working capital deficiency ($000s)	4,068	4,068
Shares outstanding (000s)		
At period end	29,725	29,725
Weighted average during period, basic	28,057	26,795
Weighted average during period, diluted	30,435	28,979
OPERATING		
Production		
Natural gas (mmcf/d)	12.1	9.4
Oil and natural gas liquids (bbls/d)	21	8
Oil equivalent (boe/d) (6:1)	2,039	1,574
Average wellhead prices		
Natural gas ($/mcf)	11.22	9.69
Oil and natural gas liquids ($/bbl)	70.12	69.11
Oil equivalent ($/boe) (6:1)	67.38	58.18
Operating expenses ($/boe) (6:1)	5.27	5.67
Wells drilled (gross/net)		
Natural gas	43/36.6	51/44.0
Oil	1/1.0	1/1.0
Dry	1/1.0	1/1.0
Total	45/38.6	53/46.0
Net success rate (%)	97	98
Undeveloped land holdings (000s)		
Gross acres		74
Net acres		62
Average working interest (%)		84

(1) The Company was incorporated on March 30, 2005 but commenced operations April 30, 2005. These amounts represent activity from April 30, 2005 to December 31, 2005

President's Message

I am pleased to report on Cordero's growth since its inception on April 30, 2005. Fourth quarter production averaged 2,039 boe/d, a 43% increase over the 1,421 boe/d reported for the third quarter. December production exceeded the high end of our exit guidance (2,000 to 2,300 boe/d) averaging 2,388 boe/d, a 250% increase from the 683 boe/d of production at inception (April 2005). Current production is approximately 2,800 boe/d with the start up of our latest 1,475hp compressor at Malmo and the recent tie-in of two oil wells at Willesden Green. Over 27 wells are still awaiting tie-in and commissioning, supporting our guidance.

The fourth quarter was the most active to date for the Company. Cordero drilled 45 (38.6 net) wells and experienced a success rate of 97%. Our performance to date has exceeded our plans and guidance in virtually all aspects. This performance is a reflection of our accomplished and experienced team who have excelled in the timely and efficient execution of our plans in a period of unprecedented industry activity.

Reserves Summary

Sproule Associates Limited ("Sproule") recently completed their independent reserve evaluation as at December 31, 2005 pursuant to National Instrument 51-101 ("NI 51-101"). Year over year proved and probable ("2P") reserves grew 113% to 9.6 million boe compared to 4.5 million boe in 2004, while proved ("1P") reserves grew 306% to 7.3 million boe from 1.8 boe. The Company successfully replaced its 2005 production by 12.6 times based on 2P reserve additions.

Finding, development and acquisition costs pursuant to NI 51-101 were $13.07/boe for 2P reserves and $13.94/boe for 1P reserves. Cordero achieved an operating recycle ratio of 3.1 times and a corporate recycle ratio of 2.8 times based on 2P reserve additions. Net asset value per share on a diluted basis increased 172% to $7.80/share compared to $2.87/share at the Company's inception. NAV is calculated based on Sproule December 31, 2005 pricing using 2P reserves discounted at 10% on a pre-tax basis, management assumptions of $150/acre for undeveloped land and net of working capital deficiency and long-term capital leases.

In addition to the independent reserves evaluation, Cordero engaged Sproule to prepare a detailed simulation model to help characterize the multiple seams within the Horseshoe Canyon coal formation. This has facilitated a better understanding of the Horseshoe Canyon's future production profile and ultimate reserve potential. Cordero will use this information to plan well spacing and the most economic depletion strategy.

Financial Results

The Company experienced record cash flow in the fourth quarter of $8.2 million or $0.27/share. Results were aided by substantial production volume increases and continued high prices. During the same period, operating netbacks were $46.82/boe, a 28% increase over the quarter ended September 30, 2005.

Operating costs in the quarter declined 9% to $5.27/boe from $5.80/boe for the third quarter. G&A costs declined 32% from $3.86/boe in the third quarter to $2.64/boe. The Company expects these trends to continue as more production is brought on-stream in 2006.

New Equity and Expanded Debt Capacity

In October, the Company doubled its credit facility with a major Canadian financial institution to $25.0 million. Our banker is currently performing their annual review based on new reserve information.

At year-end, Cordero had a working capital deficiency of $0.5 million, a long-term capital lease of $3.6 million and an un-drawn credit facility. On November 29, 2005, the Company closed a $15.1 million bought-deal financing resulting in the issuance of 2.6 million shares at $5.80/share.

Malmo Coalbed and Belly River Project

A key operational highlight for the fourth quarter was the Malmo drilling program. Originally planned as a 15 well program, the Company expanded it to 41 (34.6 net) wells following up on superior production performance achieved in the area. Ten of the wells were drilled as 45 degree slant holes to access reserves in areas where surface access was constrained. Three drilling rigs were contracted to complete the program, including two coiled-tubing rigs and a slant-hole rig. All 41 wells were successful. The program also successfully tested the commercial viability of the Basal coal section in Cordero's northern land holdings at Malmo. To date, the Company has a total of 106 (90.1 net) wells producing or awaiting tie-in.

Although the Horseshoe Canyon coalbed methane ("CBM") formation remains the primary producing horizon for Cordero in the Malmo area, the conventional Belly River formation continues to be a significant contributor to the Company's production growth. The Belly River is slightly deeper than the Horseshoe Canyon, adding an incremental cost of approximately 10% to a typical CBM well. The Company has achieved an 80% success rate when deepening locations where the Company holds mineral rights in the Belly River. Cordero has completed extensive engineering and geological modeling of the Belly River sands in the main Malmo pool. The results indicate that a significant resource remains to be exploited.

Three 1,475 hp compression projects were underway during the fourth quarter. The first unit was operational by the end of October, the second commenced operation this past week and the third is in fabrication, scheduled to be operational in the second quarter of 2006. When the third unit commences operation, Cordero will have a total of 8,255 hp of compression at Malmo.

Cordero was recently successful in securing an additional 5,000 acres in the Malmo area through private purchase, crown sale, farm-in and land swaps. With the success of the slant hole drilling program, the commercial viability of the Basal coal sections, continued high percentage of commercial Belly River zones encountered and the recent acquisition of undeveloped lands, the Company's drilling inventory at Malmo is estimated at 110 (95 net) wells. The inventory represents an increase of over 75 (65 net) locations from our fourth quarter guidance, but management cautions that the potential of these wells may be lower than historical results. The inventory consists of 75 (65 net) CBM or CBM/Belly River locations, some of which are located at the north end of Malmo where productivity is typically lower and also 35 (30 net) Belly River stand-alone locations. The Company also recognizes that regulatory approvals, availability of transportation and future production performance may affect the timing of our activities. Management will adjust its guidance to reflect the expanded inventory after completion and evaluation of our fall and winter program.

Cordero also holds over 16,000 net acres of Mannville rights in the Malmo area. The Mannville CBM play has recently gained significant interest in this area and the Company will be formulating a strategy for these lands.

Conventional Exploration and Drilling Program

We are pleased with the progress of our conventional exploration and development program. Drilling commenced in the fourth quarter of 2005 and additional wells are planned prior to spring break-up. We are continuing to build our exploration inventory and have already acquired an additional 12,500 acres of lands in 2006.

Willesden Green - The Company has drilled three successful (100% working interest) Cardium oil wells, the first in late 2005 and the second two in early 2006. All three wells have been completed; two are producing and the third is awaiting tie-in. The wells are expected to have longer-term stabilized rates of 50-75 boe/d each. A fourth well is planned for later this year.

Knopcik, Alberta - In November 2005, the Company drilled its first exploration well (100% working interest) which was successful. The well was placed on an extended flow test and stabilized at approximately 120 boe/d of gas. The well is currently being pipeline connected. A second location is planned prior to spring break-up. The Company will operate and pay 25% of the capital costs and will own a 59% interest in the well.

Kakwa, Alberta - The Company farmed out an exploration well through completion and will retain a 49% interest in production. The well has been cased and is currently being completed and evaluated.

Two Creeks, Alberta - A 100% working interest exploration well was drilled and abandoned. No further activity is currently planned for this area.

Clear Hills, Alberta - Cordero has spud the first of five (100% working interest) planned, higher risk exploration wells in the area.

Bigoray, Alberta - The Company has been acquiring land and seismic in the area based on detailed regional mapping.

Silver, BC - The Company followed up its first well in the area last year with a second well in February 2006. The partner-operated well was cased and completed and is currently being evaluated. Cordero has a 40% interest in both wells and production from the area is expected prior to spring break-up.

Flatrock, BC - The Company drilled and cased two 100% working interest exploration wells. One well was completed and subsequently abandoned. The second well flow-tested 125 boe/d of liquids-rich natural gas. Although the production test was encouraging, further pressure evaluation is required to determine reservoir size prior to tie-in or further infill development.

Outlook

In November, Cordero issued production guidance of 3,100 to 3,400 boe/d for 2006. We will be reevaluating our guidance based on results from our fall and winter drilling program.

The Company's initial 2006 capital budget of $50-55 million is allocated approximately 50% toward development at Malmo with the other half planned for conventional exploration and development activities.

Malmo will continue to play a significant role in the Company's future growth as a result of the expanded development inventory. Combined with our exploration results and plans, 2006 promises to be an exciting year.

On behalf of the Board of Directors,

David V. Elgie
President and CEO
February 17, 2006

Note: For this report, oil and gas reserves, finding and development costs and net asset values are reflective of full year capital expenditures for the assets transferred to Cordero Energy from Resolute Energy and full year changes in the Sproule Associates engineering reports dated December 31, 2004 and December 31, 2005.

ADVISORY – In the interest of providing Cordero shareholders and potential investors with information regarding Cordero, including management's assessment of Cordero's future plans and operations, certain disclosures contained in this document are forward-looking. Forward-looking statements include, but are not limited to, Cordero's internal projections, expectations or beliefs concerning future operating results and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2006 and beyond; the sources, deployment and allocation of expected capital in 2006 and beyond; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur which may cause Cordero's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. In regards to finding, development and acquisition (FD&A) costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in the estimated future development costs generally will not reflect FD&A costs related to reserve additions for that year.

Reserves

Cordero reserves were independently evaluated by Sproule Associates Limited ("Sproule") as at December 31, 2005. Reserves included herein are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with National Instrument 51-101 ("NI 51-101"). In addition to the information disclosed in this press release, more detailed reserve information will be included in Cordero's Annual Information Form which will be posted at www.sedar.com and www.corderoenergy.com prior to March 31, 2006.

Summary of Oil and Gas Reserves as of Dec 31, 2005 Forecast Prices and Costs

	Light and Medium oil		*Natural Gas (non-associated & associated)*		*Natural Gas (solution)*		*Natural Gas Liquids*	
Reserve Category	***Gross (Mbbl)***	***Net (Mbbl)***	***Gross (MMcf)***	***Net (MMcf)***	***Gross (MMcf)***	***Net (MMcf)***	***Gross (Mbbl)***	***Net (Mbbl)***
Proved								
Developed Producing	80	61	14,584	12,393	195	137	10	7
Developed Non-Producing	0	0	9,774	8,202	0	0	0	0
Undeveloped	161	123	17,081	14,860	289	202	13	9
Total Proved	**241**	**184**	**41,438**	**35,455**	**484**	**339**	**23**	**16**
Probable	36	29	13,871	11,910	72	51	3	2
Total Proved Plus Probable	**277**	**213**	**55,309**	**47,365**	**557**	**390**	**27**	**18**

- *"Gross" represents company interest before royalties.*
- *"Net" represents company interest after royalties.*
- *Table may not add due to rounding.*
- *CBM is included in "Natural Gas (non-associated & associated)".*

Reserve Life Index ("RLI")

Cordero's RLI is calculated based on annualized December 2005 production of 2,388 boe/d.

	Proved	**Proved Plus Probable**
Reserves - mboe	7,251	9,615
2005 Exit Production – boed	2,388	2,388
RLI - years	8.3	11.0

Net Present Value ("NPV") Summary

Cordero's crude oil, natural gas and natural gas liquids reserves were evaluated using Sproule's product price forecasts effective December 31, 2005 prior to the provision for interest, debt service charges and general and administrative expenses. **It should not be assumed that the discounted future net production revenues estimated by Sproule represent the fair market value of the reserves.**

Summary of Net Present Values of Future Net Revenue as of Dec 31, 2005 Forecast Price and Cost

	Before Income Taxes Discounted at (%/Year)					*After Income Taxes Discounted at (%/Year)*				
Reserves Category	*0 (M$)*	*5 (M$)*	*10 (M$)*	*15 (M$)*	*20 (M$)*	*0 (M$)*	*5 (M$)*	*10 (M$)*	*15 (M$)*	*20 (M$)*
Proved										
Developed Producing	105,183	94,362	85,926	79,167	73,628	94,860	84,565	76,596	70,255	65,091
Developed Non-Producing	55,650	48,950	43,589	39,211	35,575	38,360	33,123	28,996	25,672	22,944
Undeveloped	93,527	77,933	66,040	56,748	49,334	65,084	53,033	43,977	36,996	31,495
Total Proved	**254,360**	**221,245**	**195,555**	**175,126**	**158,537**	**198,304**	**170,720**	**149,570**	**132,923**	**119,530**
Probable	83,003	61,478	47,444	37,864	31,062	59,020	43,029	32,799	25,924	21,104
Total Proved Plus Probable	**337,363**	**282,723**	**242,999**	**212,990**	**189,599**	**257,324**	**213,749**	**182,369**	**158,847**	**140,634**

Notes:

- *NPV of Future Net Revenue ("FNR") included all resource income:*
  - *Sale of oil, gas, by-product reserves*
  - *Processing third party reserves*
  - *Other income*
- *Table may not add due to rounding*
- *Income Taxes*
  - *Includes all resource income*
  - *Apply appropriate income tax calculations*
  - *Include prior tax pools*

Summary of Pricing and Inflation rate Assumptions as of Dec 31, 2005 Forecast Prices and Costs

		Oil						
	WTI Cushing Oklahoma	*Edmonton Par Price 40° API*	*Cromer Medium 29.3° API*	*Natural Gas[1] AECO Gas Prices*	*Pentanes Plus FOB Field Gate*	*Butanes F.O.B Field Gate*	*Inflation Rate[2]*	*Exchange Rate[3]*
Year	*($US/bbl)*	*($Cdn/bbl)*	*($Cdn/ bbl)*	*($Cdn/ MMBtu)*	*($Cdn/bbl)*	*($Cdn/ Bbl)*	*(%/Yr)*	*($US/ $Cdn)*
Historical								
2001	25.94	39.06	31.56	6.23	42.46	27.93	2.0	0.646
2002	26.09	40.12	35.46	4.04	40.80	25.39	2.7	0.637
2003	31.14	43.23	37.53	6.66	44.16	34.55	2.5	0.716
2004	41.42	52.91	45.72	6.87	53.91	41.37	2.5	0.825
2005	56.45	69.28	57.38	8.58	69.13	45.20	1.6	0.850
Forecast								
2006	60.81	70.07	59.62	11.58	71.77	47.01	2.5	0.85
2007	61.61	70.99	60.39	10.84	72.71	47.62	2.5	0.85
2008	54.60	62.73	53.48	8.95	64.25	42.08	2.5	0.85
2009	50.19	57.53	49.18	7.87	58.92	38.59	1.5	0.85
2010	47.76	54.65	46.75	7.57	55.97	36.66	1.5	0.85
There-after				Various Escalation Rates				

(1) This summary table identifies benchmark reference pricing schedules that might apply to a reporting issuer.
(2) Inflation rates for forecasting prices and costs.
(3) Exchange rates used to generate the benchmark reference prices in this table.

Notes:
- *Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.*
- *Table may not add due to rounding.*

NPV - Constant Pricing

The company interest reserves have also been evaluated using constant prices and costs effective December 31, 2005. Following are values determined using this constant price analysis.

Summary of Net Present Values of Future Net Revenue as of Dec 31, 2005 Constant Prices and Costs

	Before Income Taxes Discounted at (%/Year)					*After Income Taxes Discounted at (%/Year)*				
Reserves Category	*0 (M$)*	*5 (M$)*	*10 (M$)*	*15 (M$)*	*20 (M$)*	*0 (M$)*	*5 (M$)*	*10 (M$)*	*15 (M$)*	*20 (M$)*
Proved										
Developed Producing	111,997	98,551	88,264	80,167	73,640	101,132	88,581	79,047	71,590	65,612
Developed Non-Producing	60,596	52,334	45,840	40,625	36,360	40,857	34,732	29,973	26,189	23,120
Undeveloped	110,613	90,568	75,510	63,910	54,781	75,483	60,680	49,677	41,282	34,732
Total Proved	**283,207**	**241,453**	**209,614**	**184,703**	**164,781**	**217,472**	**183,993**	**158,698**	**139,061**	**123,463**
Probable	104,470	76,277	58,028	45,658	36,936	72,234	52,054	39,199	30,596	24,589
Total Proved Plus Probable	**387,677**	**317,730**	**267,642**	**230,361**	**201,717**	**289,705**	**236,047**	**197,898**	**169,657**	**148,052**

Notes:
- *NPV of Future Net Revenue ("FNR") included all resource income:*
  - *Sale of oil, gas, by-product reserves*
  - *Processing third party reserves*
  - *Other income*
- *Table may not add due to rounding*
- *Income Taxes*
  - *Includes all resource income*
  - *Apply appropriate income tax calculations*
  - *Include prior tax pools*

Constant Prices at December 31, 2005

Year	West Texas Intermediate Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	Natural Gas at AECO ($Cdn/mmbtu)	Exchange Rate ($US/$Cdn)
2006 and thereafter	61.04	68.12	9.99	0.86

Finding, Development and Acquisition (FD&A) Costs

Cordero was created as part of the Resolute Energy Inc. Plan of Arrangement with Esprit Energy Trust. Cordero commenced operations on April 30, 2005 but was responsible for all costs net of revenues ("purchase adjustment") incurred on Cordero lands from January 1, 2005 to the closing of the Plan of Arrangement on April 29, 2005. The purchase adjustment amounted to $14.5 million paid to Esprit, relating primarily to capital activities at Malmo, Alberta. The FD&A calculation below is based on capital spent (including the purchase adjustment) in 2005, changes to future capital and reserve additions for the calendar year 2005.

	Proved	Proved Plus Probable
Future Capital - $000		
December 31, 2005	38,686	39,736
December 31, 2004	(13,229)	(22,664)
2005 Capital - $000	56,162	56,162
	81,619	73,234
Reserve Additions - mboe	5,856	5,604
FD&A per boe - $/boe	13.94	13.07

Prior to the introduction of NI 51-101, FD&A costs were calculated without provision for future capital. FD&A costs, based on this historical method, are presented below for comparative purposes only.

	Proved	Proved Plus Probable
FD&A, excluding provision for future capital - $/boe	9.59	10.02

Net Asset Value

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Company's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. **It should not be assumed that this NAV calculation represents the fair market value of the Company.**

$millions	Sproule Price Forecast	Constant Price Forecast
Net present value of pre-tax proved plus probable reserves discounted at 10%	243.0	267.6
Undeveloped land [1]	9.3	9.3
Net debt [2]	(4.1)	(4.1)
Net asset Value	248.2	272.8
Option and warrant conversion proceeds [3]	10.7	10.7
	258.9	283.5
Diluted shares – million [3]	33.2	33.2
NAV - $ / share	**7.80**	**8.53**

1. *Management assumed a value of $150/acre.*
2. *Includes working capital deficiency and long-term capital lease.*
3. *Assumes conversion of all options, warrants and performance shares.*

Reserve Replacement Ratio

The reserve replacement ratio measures the Company's ability to replace its production based on proved and proved plus probable additions.

Reserve Replacement ratio	mboe	Replacement Ratio
Production	445	
Reserve Additions		
1P	5,858	13.2
2P	5,605	12.6

Recycle Ratio

The recycle ratio measures the Company's ability to reinvest the net cash generated from the production of each barrel of oil equivalent to add incremental reserves.

	Proved	Proved Plus Probable
Operating netback - $/boe	39.96	39.96
Corporate netback - $/boe	36.02	36.02
FD&A - $/boe	13.94	13.07
Operating recycle ratio	2.87	3.06
Corporate recycle ratio	2.58	2.76

Management's Discussion and Analysis

February 17, 2006

Cordero Energy Inc. ("Cordero" or "the Company") is an exploration and coalbed methane development company pursuing oil and natural gas production and reserve growth through the development of its extensive coalbed methane and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp.

Information presented in the Management's Discussion and Analysis (MD&A) under the following headings represents operations for the respective periods as follows:

Heading	**Represents operations for:**
2005	**The 246-day period April 30, 2005 to December 31, 2005**
Q4	**The 92-day quarter ended December 31, 2005**
Q3	**The 92-day quarter ended September 30, 2005**
Q2	**The 62-day period April 30, 2005 to June 30, 2005**

Amounts presented on a daily basis are calculated based on the number of days in the respective periods.

Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

This MD&A of the financial condition and the results of operations should be read in conjunction with the consolidated financial statements for the three months and period ended December 31, 2005 together with the accompanying notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's annual information form or annual report, which will be posted at www.sedar.com prior to March 31, 2006.

The forward-looking statements contained herein are as of February 17, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Cash flow from operations, which is expressed before asset retirement expenditures and changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Cash flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2005 Overview

Selected Quarterly Information

	2005 Q4	2005 Q3	2005 Q2[(1)]
Production			
Natural gas (mmcf/d)	**12.1**	8.5	6.6
Oil and natural gas liquids (bbls/d)	**21**	1	1
Barrels of oil equivalent (boe/d)	**2,039**	1,421	1,103
Financial ($000s except as indicated)			
Petroleum and natural gas revenue	**12,637**	6,919	2,875
Revenue net of royalties	**10,029**	5,710	2,359
Cash flow from operations	**8,175**	4,268	1,440
Per share basic ($)	**0.29**	0.16	0.06
Per share diluted ($)	**0.27**	0.15	0.06
Net earnings	**3,453**	1,057	16
Per share basic ($)	**0.12**	0.04	-
Per share diluted ($)	**0.11**	0.04	-
Total assets	**104,923**	67,316	65,656
Net capital expenditures	**24,788**	11,610	5,219
Net debt and working capital (deficiency)	**(4,068)**	(121)	7,176
Total long-term debt	**3,623**	1,322	-
Shares outstanding (000s)	**29,725**	27,125	27,125
Per unit information			
Natural gas ($/mcf)	**11.22**	8.82	7.12
Oil and natural gas liquids ($/bbl)	**70.12**	51.13	41.40
Oil equivalent ($/boe)	**67.38**	52.93	42.73
Operating netback ($/boe)	**46.82**	36.57	27.40
Net wells drilled			
Natural gas	**36.6**	-	7.4
Oil	**1.0**	-	-
Dry	**1.0**	-	-
Total	**38.6**	-	7.4
Net success rate (%)	**97**	-	100

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2[1] – The Company commenced operations on April 30, 2005 with certain oil and gas properties transferred from Resolute, primarily coalbed methane and Belly River assets in the Malmo area of central Alberta. Production from these properties at inception was 683 boe/d. With the drilling of 7.4 net wells, tie-in of 15.3 net wells and addition of compression equipment up to June 30, 2005, production averaged 1,103 boe/d for the 62-day period. Cash flow for the quarter was $1.4 million. Net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Stock-based compensation expense represented the provision for start-up compensation arrangements which included 1.9 million performance warrants, 0.7 million performance shares and 1.0 million stock options of which 115,000 options granted to independent directors vested immediately. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. In June, the Company completed a bought-deal private placement of 3.0 million common shares for proceeds of $14.0 million. In conjunction with the second financing, the initial capital budget of $18-24 million for the period April 30, 2005 to December 31, 2005 was increased to $28-30 million. Upon start-up, the Company obtained a $12.0 million credit facility with a major Canadian chartered bank.

Q3 – Cash flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower cash costs relative to the increasing operations. With higher cash flow and operating income, stock-based compensation expense did not have such a significant effect on the future income tax rate as it did in the previous period. The Company did not drill any wells during the period, focusing its capital resources on installation of new compression equipment and relocation of existing compressors to more effectively match deliverability with previously-drilled and planned wells. Completion work was performed on 11 wells and in relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.5 million at the end of the period. The capital budget was further increased to $44.0 million for the period April 30, 2005 to December 31, 2005 and accordingly the Company expanded its $12.0 million credit facility to $25.0 million.

Q4 – Quarterly financial results of $8.2 million in cash flow and $3.4 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Average production for the three months was 2,039 boe/d and the exit rate, representing average production for the month of December, was 2,388 boe/d. The high commodity price environment contributed to Cordero's average realized price of $11.22/mcf for its natural gas production. Unit costs continued to decrease with operating costs of $5.27/boe for the quarter compared to $6.53/boe for the period ended June 30, 2005. G&A expenses declined to $2.64/boe for the quarter from $5.29/boe for the period ended June 30, 2005. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation, undeveloped acreage acquired and seismic purchased for total net expenditures of $24.5 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. In November, Cordero completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million and the Company entered 2006 in a strong financial position with net debt and working capital deficiency of $4.1 million and an unutilized $25.0 million credit facility.

(1) Represents the period from commencement of operations April 30, 2005 to June 30, 2005.

2005 Performance Compared to Guidance

The following table compares the Company's performance for the period ended December 31, 2005, to the initial guidance provided in August 2005 and the revised guidance in November 2005:

		Guidance August 2005 Range		*Guidance November 2005 Range*	
	Actual	*Low*	*High*	*Low*	*High*
Average production - natural gas (boe/d)	1,574	1,400	1,600	1,475	1,550
Exit production (boe/d)[1]	2,388	2,000	2,000	2,000	2,300
Royalties (% of revenue)	19.3	18.5	19.5	17.5	18.5
Transportation ($/boe)	1.32	1.17	1.20	1.30	1.40
Operating ($/boe)	5.67	6.20	6.50	5.75	6.25
General and administrative ($/boe)	3.52	3.50	3.75	3.50	3.75
Capital expenditures ($ million)	41.6	28.0	30.0	44.0	46.0

[1] *Represents average production volumes for December 2005.*

Average and exit production volumes exceeded the high end of management's expectations resulting from both excellent production performance from the Horseshoe Canyon and Belly River drilling program and timely tie-in of wells and installation of compression equipment. The royalty rate was slightly higher than anticipated due to the higher average royalty rate on new wells added during the fourth quarter. Operating costs per boe were below the guidance range as a result of higher-than-expected production volumes. Transportation and general and administrative costs per boe were consistent with the November guidance. Actual capital expenditures were less than the minimum amount expected by management, the primary factor being adjustments to timing and scope of activities.

2006 Guidance & Sensitivities

	November 2005	
	Low	*High*
Average Production	3,100	3,400
Royalties (% of revenue)	17.5	19.0
Transportation ($/boe)	1.4	1.5
Operating ($/boe)	5.8	6.3
General and administrative ($/boe)	2.1	2.4
Capital expenditures ($ million)	50.0	55.0

Cordero released its initial 2006 guidance on November 10, 2005 as disclosed in the above table. The Company plans to continue with its development of Malmo based on continued success to date. Approximately $27 million of the 2006 budget has been allocated to the area to drill and tie-in 30-35 net wells. Planned activities also include the installation of pipelines and facilities relating to wells drilled during the fourth quarter of 2005.

Cordero is positioning itself for growth beyond the development potential at Malmo. Approximately $23-25 million has been allocated to drill 10-12 conventional exploration and development wells and acquire additional land and seismic.

The Company will re-evaluate its guidance based on results from fall and winter drilling.

Production

	2005	Q4	Q3	Q2
Natural gas (mcf/d)	**9,393**	**12,107**	8,520	6,616
Oil and NGLs (bbls/d)	**8**	**21**	1	1
Total (boe/d)	**1,574**	**2,039**	1,421	1,103

Daily production averaged 2,039 boe/d for the three months and 1,574 boe/d for the period ended December 31, 2005. At inception, April 30, 2005, the assets transferred to Cordero produced 683 boe/d. Volumes for the current quarter represent growth of 43% from third quarter production of 1,421 boe/d and 199% from inception.

During the period April 30, 2005 to December 31, 2005 Cordero drilled 42.0 net wells in Malmo, all successful. Production additions for Malmo in the fourth quarter are attributable to 22.2 net wells that were brought on-stream and installation of compression equipment.

The Company drilled 4.0 net wells in conjunction with its conventional exploration program, all during the fourth quarter. These efforts resulted in the Company's first oil well at Willesden Green, a gas well at Knopcik and two wells at Flatrock; one that is currently in the production-testing stage and one that was completed and subsequently abandoned.

Cordero's coalbed methane and Belly River development drilling program at Malmo will continue to play a significant role in expanding the Company's production and reserve base. To enhance future production potential, the Company's exploration team will continue to build strategic land base and prospect inventory. The number of exploration wells drilled in 2006 will depend on several factors including the success of initial wells in each of the Company's exploration areas. Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

($000s)	*2005*	*Q4*	*Q3*	*Q2*
Natural gas	**22,292**	**12,503**	6,915	2,874
Oil and NGLs	**139**	**134**	4	1
Total	**22,431**	**12,637**	6,919	2,875

Prices and Marketing

Benchmark prices:	*2005*	*Q4*	*Q3*	*Q2*
AECO natural gas ($/mmbtu)	**9.59**	**11.43**	9.37	7.17
WTI oil (USD$/bbl)	**59.50**	**60.02**	63.19	53.20
CDN/USD foreign exchange rate	**0.832**	**0.852**	0.833	0.801
WTI oil (CDN equivalent $/bbl)	**71.50**	**70.42**	75.89	66.38
Edmonton Light ($/bbl)	**71.76**	**71.17**	76.51	65.52

Average Sale Price	***2005***	***Q4***	***Q3***	***Q2***
Natural gas ($/mcf)	**9.69**	**11.22**	8.82	7.12
Oil and NGLs ($/bbl)	**69.11**	**70.12**	51.13	41.40
Total ($/boe)	**58.18**	**67.38**	52.93	42.73

Petroleum and natural gas revenue of $12.6 million for the three months ended December 31, 2005 was up 83% over prior quarter revenue of $6.9 million. For the period ended December 31, 2005, revenue was $22.4 million. The Company's quarterly average realized prices for its natural gas production rose steadily through the year to $11.22/mcf in the fourth quarter with an average of $9.69/mcf for the period ended December 31, 2005. Cordero's production from its only oil well, which came on-stream in December 2005, received an average price of $70.12/bbl. Cordero's natural gas price is highly-correlated with the AECO daily index as approximately 80-85% of production is sold at daily spot prices with the remaining production dedicated to an aggregator contract. The AECO prices are influenced by overall North American supply and demand balance, seasonal changes, storage levels and transportation capacity constraints.

The Company has not hedged or entered into any fixed price arrangements during or subsequent to the period ended December 31, 2005. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

($000s)	***2005***	***Q4***	***Q3***	***Q2***
Crown	**3,594**	**2,206**	1,001	388
Freehold, GORR	**804**	**467**	208	128
ARTC	**(65)**	**(65)**	-	-
Total royalties	**4,333**	**2,608**	1,209	516

Average Royalty Rates (average % of total sales)				
Crown	**16.0**	**17.5**	14.5	13.5
Freehold, GORR	**3.6**	**3.7**	3.1	4.5
ARTC	**(0.3)**	**(0.6)**	-	-
Total royalties	**19.3**	**20.6**	17.6	18.0

For the three months ended December 31, 2005, royalties were $2.6 million and 20.6% of revenue. For the period ended December 31, 2005, royalties were $4.3 million with a royalty rate of 19.3%. In the month of November, the Company's realized price for natural gas was less than the Alberta reference price, inflating Crown royalties as a percentage of revenue. Crown royalties paid on wells acquired from Resolute are not eligible for the Alberta Royalty Tax Credit (ARTC) and substantially all Crown royalties for the period ended December 31, 2005 are associated with production from wells drilled prior to the Company's inception.

Royalty rates in subsequent periods may also fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

($000s, except per boe)	*2005*	*Q4*	*Q3*	*Q2*
Operating expense (gross)	**2,547**	**1,201**	894	452
Processing income	**(362)**	**(213)**	(136)	(13)
Operating expense (net, as reported)	**2,185**	**988**	758	439
Operating expense per boe (net)	**5.67**	**5.27**	5.80	6.53

As producing wells were added, total net operating expenses increased each reporting period to almost $1.0 million for the quarter ended December 31, 2005 for a total of $2.2 million to date. As a result of the incremental production volumes, operating expenses per boe declined by 19% from the period ended June 30, 2005 to the fourth quarter; from $6.53/boe to $5.27/boe. The average for the period ended December 31, 2005 was $5.67/boe.

The Company expects the benefits of economies of scale to continue, however, not at the rapid rate experienced in 2005. Future offsetting increases are anticipated with the escalating cost of field supplies and services and the addition of conventional wells to the Company's production profile. These factors, along with the level of ownership in gathering and processing facilities, will ultimately determine future operating expenses.

Transportation Expenses

	2005	*Q4*	*Q3*	*Q2*
Transportation expenses - $000s	**508**	**260**	172	76
Transportation expenses - $/boe	**1.32**	**1.39**	1.31	1.13

Transportation expenses were $0.3 million or $1.39/boe for the fourth quarter of 2005 and $0.5 million or $1.32/boe for the period ended December 31, 2005. Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and, if oil production increases in the future, the method of transporting oil (pipeline versus trucking).

General and Administrative Expense (G&A)

($000s, except per boe)	*2005*	*Q4*	*Q3*	*Q2*
G&A expense (gross)	**3,127**	**1,240**	1,121	766
Overhead recoveries	**(489)**	**(268)**	(127)	(94)
	2,638	**972**	994	672
Allocated to capital projects	**(1,281)**	**(476)**	(489)	(316)
G&A expense	**1,357**	**496**	505	356
G&A expense per boe	**3.52**	**2.64**	3.86	5.29

G&A expense of $0.5 million for the fourth quarter is consistent with the previous quarter, but the incremental production volumes contributed to a decrease in unit costs of over $1.00/boe to $2.64/boe. G&A expense per boe is expected to decrease further as production levels increase.

G&A expense for the three months ended December 31, 2005 is reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from third parties of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expense allocated to capital projects represents salaries and other costs associated with property acquisition, exploration and development activities. The Company is currently utilizing a significant amount of its resources for its exploration program, resulting in a high proportion of costs capitalized. The proportion of G&A expense allocated to capital in future periods will depend on the type of actual capital activities carried out.

Stock-Based Compensation

Stock-based compensation expense was $0.3 million for the three months ended December 31, 2005 and $1.1 million for the period ended December 31, 2005. This expense represents the fair value of the Company's stock options, performance warrants and performance shares, amortized over the respective vesting periods. The expense for the period ended December 31, 2005 includes provision for 135,000 options granted to independent directors, in conjunction with start-up compensation arrangements that vested immediately upon grant. Of these stock options, 115,000 were granted in the period ended June 30, 2005 and 20,000 in the third quarter of 2005.

Depletion, Depreciation and Amortization (DD&A)

	2005	*Q4*	*Q3*	*Q2*
Depletion, depreciation and amortization – $000s	**5,344**	**2,552**	1,943	849
Depletion, depreciation and amortization – $/boe	**13.86**	**13.61**	14.87	12.62

The assets transferred to Cordero in the plan of arrangement represent approximately one-third of the depletable base and were transferred at the historic net book value of Resolute. In accordance with oil and gas full cost accounting policies, the net book value transferred to Cordero was determined based on the ratio of discounted future net revenue of the property transferred to the discounted future net revenue of Resolute's total proved reserves.

For the three months ended December 31, 2005, DD&A expense totaled $2.6 million or $13.61/boe and for the period ended December 31, 2005 was $5.3 million or $13.86/boe. Total costs subject to depletion and depreciation include $38.7 million relating to estimated future development costs for proved reserves. Excluded from the depletable base is $12.0 million related to unproved properties and $1.2 million for other petroleum and natural gas assets which consisted of drilling supplies for future exploration and development activities. DD&A per boe increased from the period ended June 30, 2005 to the third quarter due to an upward adjustment for estimated future capital costs. In the fourth quarter, the significant addition of proved reserves relative to the capital expenditures and future capital additions resulted in a decline of $1.26/boe. Cordero's future DD&A expense will reflect finding, development and acquisition costs for proved reserves.

Accretion

	2005	*Q4*	*Q3*	*Q2*
Accretion – $000s	**92**	**38**	34	20
Accretion – $/boe	**0.24**	**0.20**	0.26	0.30

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. Pursuant to the plan of arrangement, the Company recorded a liability of $1.3 million associated with the assets transferred to Cordero. The liability has increased with the wells drilled and facilities added to the end of 2005 and accretion expense will continue to increase with the growing obligation.

Income Taxes

Current income tax expense of $77,000 for the three months and $94,000 for the period ended December 31, 2005 represents Large Corporation Tax (LCT). Presently the Company does not expect to pay current taxes other than LCT in 2006 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

Future income tax expense for the current quarter was $1.8 million and for the period to date was $2.9 million. Cordero's future tax rate is partially a function of the non-deductible, stock-based compensation expense relative to earnings before taxes and was unusually high in the Company's first reporting period due to start-up compensation arrangements. For the three months ended and the period ended December 2005, the future tax rates were 34% and 38% respectively.

Estimated income tax pools available at January 1, 2006 are as follows:

	Annual Deduction Available (%)	*($000s)*
Canadian oil and gas property expenses	10	51,296
Canadian development expenses	30	11,561
Canadian exploration expenses	100	5,222
Undepreciated capital costs	25	32,426
Financing costs	20	1,489
Other	10	44
		102,038

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	*2005*	*Q4*	*Q3*	*Q2*
Sales price	**58.18**	**67.38**	52.93	42.73
Royalties	**(11.23)**	**(13.90)**	(9.25)	(7.67)
Transportation costs	**(1.32)**	**(1.39)**	(1.31)	(1.13)
Operating expenses	**(5.67)**	**(5.27)**	(5.80)	(6.53)
Operating netback	**39.96**	**46.82**	36.57	27.40
G&A	**(3.52)**	**(2.64)**	(3.86)	(5.29)
Interest (net)	**(0.18)**	**(0.19)**	0.04	(0.60)
Current income taxes	**(0.24)**	**(0.41)**	(0.08)	(0.10)
Corporate netback	**36.02**	**43.58**	32.67	21.41

Capital Expenditures

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas properties to Cordero. As Cordero and Resolute were related parties at the time of the transaction, net assets acquired by Cordero were recorded at Resolute's net book value. Quarterly capital additions are as follows:

($000s)	*2005*	*Q4*	*Q3*	*Q2*
Land and lease retention	**4,321**	**2,530**	1,742	49
Geological and geophysical	**3,227**	**1,879**	1,101	247
Drilling and completions	**16,678**	**11,978**	2,966	1,734
Facilities and equipment	**15,555**	**7,803**	4,877	2,875
Property acquisitions	**753**	**-**	256	497
Other	**2,298**	**841**	681	776
Total capital expenditures	**42,832**	**25,031**	11,623	6,178
Purchase price adjustment	**14,545**	**300**	1,273	12,973
Dispositions	**(1,215)**	**(243)**	(13)	(959)
Net capital expenditures	**56,162**	**25,088**	12,883	18,192

In June 2005, upon completion of financing for $14.0 million, the Company increased its initial capital budget of $18-24 million to $28-30 million for the period April 30, 2005 to December 31, 2005. In October 2005, the Company further increased the budget to $44.0 million for the same period. Actual expenditures have varied from budget primarily due to adjustments in the timing and scope of activities. Disregarding the purchase price adjustment, capital expenditures for the fourth quarter of 2005 were $24.8 million and for the period ended December 31, 2005 were $41.6 million. The purchase price adjustment represents all costs net of revenues incurred on Cordero interests from January 1, 2005 to the closing of the plan of arrangement on April 29, 2005 and relates primarily to capital activities at Malmo.

During the quarter ended December 31, 2005, the Company drilled 38.6 net wells and performed completion work on 44 wells, resulting in drilling and completion expenditures of almost $12.0 million. Facilities and equipment totaled $7.8 million for the three months ended December 31, 2005 and was comprised of tie-in activities for 21.2 net wells and the purchase and installment of approximately 2,275 hp of compression equipment. In relation to the exploration program, Cordero incurred $1.9 million for seismic and $2.5 million for undeveloped acreage in the three month period ended December 31, 2005.

The 2006 capital budget is currently set at $50-55 million, approximately half of it dedicated to further development of the Company's Malmo interests. The remaining funds are allocated to the exploration program with the intent of capitalizing on the economic potential of land interests currently held as well as acquiring seismic data and acreage to facilitate future growth opportunities.

Liquidity and Capital Resources

In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20.3 million common shares of Cordero, as well as the same number of arrangement warrants which expired on May 30, 2005. Prior to May 30, 2005, arrangement warrants were exercised for 1.9 million common shares for gross proceeds of $5.3 million.

On April 29, 2005, the Company issued 1.9 million common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. The common shares issued under this private placement are subject to escrow conditions and the vesting of the performance warrants is subject to time and certain performance conditions.

On June 28, 2005, the Company closed a bought deal private placement whereby 3.0 million common shares were issued at a price of $4.65/share for total gross proceeds of $14.0 million.

In conjunction with the increased capital budget in October 2005, the Company expanded its $12.0 million credit facility to $25.0 million. The facility is with a major Canadian chartered bank, is subject to periodic review and is secured by the Company's petroleum and natural gas assets. Cordero expects the facility to be further expanded as reserves and production volumes grow.

On November 29, 2005, Cordero completed a private placement of 2.6 million common shares, on a bought deal basis, at an issue price of $5.80/share for total gross proceeds of $15.1 million.

During the period ended December 31, 2005, the Company entered into three sale-leaseback transactions with a third party for the construction, sale and use of compression equipment at Malmo. The total undiscounted lease obligation was $5.1 million at December 31, 2005 and all three leases have ten-year terms. The Company is expected to have similar transactions with this party for additional compressors in the future.

During the fourth quarter, capital expenditures were funded through internally-generated cash flow and funds from the November private placement. The Company anticipates significant capital expenditures for future acquisition, exploration, development and production of oil and natural gas reserves and expects to finance the 2006 capital program through a combination of existing cash reserves, internally-generated cash flow, debt, or if necessary and on favourable terms, disposition of non-strategic properties or equity issues. Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to have the ability to fulfill all of its contractual obligations at December 31, 2005 as summarized below:

Contractual Obligations ($000s)	*Total*	*<1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Operating lease obligations	986	303	654	29	-
Capital lease obligations	5,142	670	1,241	1,108	2,123
Total contractual obligations	6,128	973	1,895	1,137	2,123

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*February 17, 2006*	*December 31, 2005*
Common shares	29,725	29,725
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	726	726
Stock options	1,139	1,106
Total	33,506	33,473

Share Trading Information

	2005
Trading volume (000s)	12,618
Daily average (000s)	76
Trading value ($000s)	69,095
Share price ($/share)	
High	6.74
Low	3.51
Average	5.48
Market capitalization – December 31, 2005	
Shares outstanding (000s)	29,725
Year-end share price ($/share)	6.50
Total ($000s)	193,213

Critical Accounting Estimates

Management makes certain judgments and estimates in preparing financial statements in accordance with Canadian GAAP. Changes to these judgments and estimates could have a material effect on Cordero's financial statements and financial position.

Proved Petroleum and Natural Gas Reserves

Proved reserves, the estimated quantities of natural gas, crude oil and natural gas liquids that can be recovered in future years under future economic and operating conditions, are critical to many aspects of the Company's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data as well as historical production data and are subject to revisions based on changes in reservoir performance and the pricing environment.

Depletion Expense

In accordance with the full cost method of accounting for exploration and development activities, all costs associated with exploration and development are capitalized, whether successful or not. The aggregate of capitalized costs and future development costs, net of costs related to unproved properties, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to be determined if proved reserves should be assigned or if impairment exists.

Full Cost Accounting Ceiling Test

The Company reviews the carrying value of all petroleum and natural gas assets for potential impairment on a quarterly basis. Impairment is indicated if the carrying value of the assets is not recoverable by the future undiscounted cash flows. This impairment test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. If impairment exists, the amount by which the carrying value exceeds the estimated fair value of the assets will be charged to earnings.

Asset Retirement Obligations

The provision for asset retirement obligations is estimated based on costs to abandon and reclaim wells and facilities, timing of abandonment and reclamation of wells and facilities, and inflation and discount rates over the life of the reserves. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Stock-based Compensation Expense

Compensation costs attributable to stock options, performance warrants and performance shares granted by the Company are charged to earnings over the vesting period of the securities. The fair value calculation method adopted by the Company is the Black-Scholes model, which requires management to estimate the expected life of the securities and the expected volatility of Cordero's share price over the life of the options, performance warrants and performance shares. These estimates may be different than the actual life and volatility.

Income Taxes

The determination of the Company's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expenses recorded may differ from those actually incurred.

Accounting Standards and Changes in Accounting Standards

Accounting Policies Effective 2005

Leases

On December 9, 2004, the Emerging Issues Committee issued EIC-150, *Determining Whether an Arrangement Contains a Lease*, to provide guidance for determining whether certain arrangements are, or contain, leases that are within the scope of CICA Handbook Section 3065, *Leases.* The effective date for this Abstract was the entity's next reporting period beginning after December 9, 2004.

Cordero has an agreement with a third party for the use of processing and gathering facilities as well as the construction, sale and use of compression equipment. Under the terms of this agreement, the Company participated in three sale-leaseback transactions during the period ended December 31, 2005. This agreement was evaluated under EIC-150 and the agreement itself, as well as the individual leaseback transactions, classified in accordance with Section 3065.

New Standards in 2006 and 2007

Financial Instruments

In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges.* The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early-adoption of any one of these standards also requires early-adoption of at least two of the other three.

These new accounting standards for Canadian GAAP will converge more closely with US GAAP as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

The Company has not assessed the future impact these sections will have on the financial statements.

Disclosure Controls and Procedures Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the CEO and the CFO have evaluated the effectiveness of Cordero's disclosure controls and procedures as defined in *Multilateral Instrument 52-109* of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Consolidated Balance Sheet

($000s)	*As at December 31, 2005*
Assets	
Current	
Cash and cash equivalents	11,027
Accounts receivable	8,799
	19,826
Petroleum and natural gas interests (note 3 and 4)	74,623
Future income tax asset (note 11)	10,474
	104,923
Liabilities	
Current	
Accounts payable and accrued liabilities	19,825
Current portion of obligations under capital leases (note 6)	446
	20,271
Obligations under capital leases (note 6)	3,623
Asset retirement obligations (note 7)	3,695
Shareholders' equity	
Share capital (notes 8 and 9)	71,747
Contributed surplus (note 9)	1,061
Retained earnings	4,526
	77,334
	104,923

See accompanying notes.

Consolidated Statements of Operations and Retained Earnings

($000s, except per share amounts)	**Three Months Ended December 31, 2005[1]**	**Period Ended December 31, 2005[2]**
Revenue		
Gross oil and natural gas revenue	12,637	22,431
Royalties	(2,608)	(4,333)
	10,029	18,098
Expenses		
Operating	988	2,185
Transportation	260	508
General and administrative	496	1,357
Net interest (notes 5 and 6)	33	70
Depletion, depreciation and amortization (note 4)	2,552	5,344
Accretion (note 7)	38	92
Stock-based compensation (note 9)	340	1,061
	4,707	10,617
Earnings before income taxes	5,322	7,481
Income taxes (note 11)		
Current income taxes	77	94
Future income taxes	1,792	2,861
	1,869	2,955
Net earnings	3,453	4,526
Retained earnings, beginning of period	1,073	-
Retained earnings, end of period	4,526	4,526
Net earnings per share (note 10)		
Basic	0.12	0.17
Diluted	0.11	0.16

(1) Unaudited.
(2) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

Consolidated Statements of Cash Flows

($000s)	Three Months Ended December 31, 2005[(1)]	Period Ended December 31, 2005[(2)]
Cash flows from the following:		
Operating activities		
Net earnings	3,453	4,526
Items not affecting cash		
Depletion, depreciation and amortization (note 4)	2,552	5,344
Accretion (note 7)	38	92
Future income taxes (note 11)	1,792	2,861
Stock-based compensation (note 9)	340	1,061
Cash flow from operations	8,175	13,884
Asset retirement obligation expenditures (note 7)	-	(5)
Changes in non-cash working capital (note 12)	(1,277)	(859)
	6,898	13,020
Financing activities		
Issue of common shares and performance shares (note 8)	15,080	39,879
Share issue costs	(881)	(1,754)
Proceeds from sale-lease back transactions (note 6)	2,735	4,239
Repayment of capital lease obligations	(69)	(80)
	16,865	42,284
Investing activities		
Purchase of petroleum and natural gas interests (note 3)	(300)	(14,545)
Petroleum and natural gas expenditures	(25,031)	(42,832)
Disposition of petroleum and natural gas interests	243	1,215
Changes in non-cash working capital (note 12)	10,896	11,885
	(14,192)	(44,277)
Increase in cash	9,571	11,027
Cash, beginning of period	1,456	-
Cash, end of period	11,027	11,027

(1) Unaudited.
(2) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements

For the three months and period ended December 31, 2005 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement (see note 3).

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation. All inter-company transactions and accounts have been eliminated. The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and are expressed in Canadian dollars.

(a) Joint Venture Activities

A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) Cash and Cash Equivalents

Cash includes cash on deposit and short-term investments with an initial maturity of 90 days or less at the time of issue.

(c) Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and Depreciation

Petroleum and natural gas interests, including assets under capital lease, are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated future costs to be incurred in developing proved reserves and, excluded, are estimated salvage values and costs incurred acquiring and evaluating unproved properties.

Impairment

Petroleum and natural gas interests are evaluated quarterly to determine whether the costs capitalized are impaired. The costs are impaired if the carrying value of the assets exceeds the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying value is assessed as impaired, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs, discounted using a risk-free rate. Unproved properties are assessed for impairment in a separate impairment test.

Asset Retirement Obligations

The fair value of the liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) Revenue Recognition

Revenue is recognized when title passes to the customer.

(e) Stock-Based Compensation Plans

The Company has stock-based compensation plans described in note 9 and accounts for its plans using the fair value method. Under this method, compensation cost attributable to stock options, performance warrants and performance shares granted to officers, directors and employees is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Consideration paid upon the exercise of stock options, performance warrants or performance shares, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital. In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(f) Accounting for Leases

The evaluation of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and is considered as such if fulfillment of the arrangement is dependent on the use of a specific tangible asset or assets and the arrangement conveys a right to use the tangible asset or assets.

(g) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h) Earnings per Share

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, performance warrants, performance shares and share appreciation rights, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(i) Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

The amounts recorded for depletion and deprecation of petroleum and natural gas interests and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Proved reserves also provide the basis for determining whether the carrying value of petroleum and natural gas interests is impaired. The determination of stock-based compensation involves estimates of the volatility of the Company's common shares for future rates and expected life. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities and involves forecasting the amount of the future income tax asset that will be realized. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3. Plan of Arrangement

On April 30, 2005, as a result of the plan of arrangement, Resolute transferred certain oil and gas interests to Cordero. In exchange, Resolute shareholders received a total of 20.3 million common shares of Cordero, as well as the same number of arrangement warrants. Each arrangement warrant entitled the holder to acquire 0.0942 Cordero common shares, exercisable for 30 days after the effective date of the plan of arrangement, at a price of $2.87 per Cordero common share. As Cordero and Resolute were related parties at the time of the transaction, the net assets acquired by Cordero were recorded at Resolute's net book value as follows:

Net Assets Acquired	***Amount***
Petroleum and natural gas interests	30,872
Undeveloped lands	5,210
Future income tax asset	12,737
Asset retirement obligations	(1,250)
	47,569

Consideration of Acquisition	
Issuance of 20,347,222 common shares	33,024
Cash – purchase price adjustment	14,545
	47,569

4. Petroleum and Natural Gas Interests

At December 31, 2005	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 6)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at December 31, 2005, unproved properties of $12.0 million and other petroleum and natural gas assets of $1.2 million which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized overhead expenses of $0.5 million and $1.3 million relating to petroleum and natural gas exploration and development activities for the three months and period ended December 31, 2005, respectively.

Cordero performed a ceiling test calculation at December 31, 2005 to assess whether petroleum and natural gas interests are impaired. The future oil and gas prices are based on January 1, 2006 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials, and transportation costs specific to Cordero.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at December 31, 2005.

Year	*WTI Oil (US$/bbl)*	*Foreign Exchange Rate*	*Edmonton Light Crude Oil (Cdn$/bbl)*	*AECO Gas (Cdn$/mmbtu)*
2006	60.81	0.86	70.07	11.58
2007	61.61	0.86	70.99	10.84
2008	54.60	0.86	62.73	8.95
2009	50.19	0.86	57.53	7.87
2010	47.76	0.86	54.65	7.57
2011	48.48	0.86	55.47	7.70
Escalate thereafter	1.5% per year		1.5% per year	1.5-1.7% per year

5. Revolving Credit Facility

The Company has a $25.0 million extendible revolving term credit facility. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by a $40.0 million first floating charge debenture over all the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate or banker's acceptances and LIBOR advances at LIBOR plus a stamping fee of 1.10%. No amount was outstanding at December 31, 2005.

6. Obligations Under Capital Leases

The Company has three capital leases for compression equipment at Malmo for a term of ten years. Future minimum lease payments are as follows:

Year	*Amount*
2006	670
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	5,148
Less amount representing interest at 5.18% to 5.91%	1,079
Present value of obligations under capital leases	4,069
Due within one year	446
Long-term portion of obligations under capital leases	3,623

Interest expense incurred on the obligations was $31,000 and $38,000 for the quarter and period ended December 31, 2005, respectively. Leased assets are depreciated using the unit-of-production method (see note 4).

7. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in wells and facilities and management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

The Company has estimated the present value of its asset retirement obligations to be $3.7 million at December 31, 2005 based on a total future liability, after adjusting for inflation at 2.0%, of $8.7 million. Payments to settle asset retirement obligations will occur over the operating lives of the underlying assets, estimated to be from zero to 28 years, with the majority of costs expected to occur between 2013 and 2018. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rate of 7.5%.

	Three Months Ended December 31, 2005	**Period Ended December 31, 2005**
Asset retirement obligations, beginning of period	1,988	-
Liabilities transferred upon plan of arrangement (note 3)	-	1,250
Liabilities incurred in period	984	1,673
Revisions to obligations	785	785
Liabilities settled during period	-	(5)
Dispositions	(100)	(100)
Accretion	38	92
Asset retirement obligations, end of period	3,695	3,695

8. Share Capital

(a) Authorized

At December 31, 2005, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Issued on incorporation, March 30, 2005	1	1
Issued on completion of plan of arrangement (note 3)	20,347,222	33,024
Initial private placement	1,916,376	5,500
Exercise of arrangement warrants	1,861,190	5,341
Private placement, June 28, 2005	3,000,000	13,950
Private placement, November 29, 2005	2,600,000	15,080
Share issue costs (net of future tax effect)	-	(1,156)
Balance, December 31, 2005	29,724,789	71,740

Of the 20.3 million arrangement warrants issued to Resolute shareholders in conjunction with the plan of arrangement (see note 3), 19.9 million were exercised for 1.9 million common shares and total gross proceeds of $5.3 million.

On April 29, 2005, the Company issued 1.9 million common shares and the same number of performance warrants to management, directors and employees in conjunction with an initial private placement of its common shares. On June 28, 2005, the Company closed a bought deal private placement whereby 3.0 million common shares were issued at a price of $4.65/share for total gross proceeds of $14.0 million. On November 29, 2005, Cordero completed a private placement of 2.6 million common shares on a bought deal basis, at an issue price of $5.80/share for total gross proceeds of $15.1 million.

Each performance warrant is exercisable into one common share of the Company at a price of $2.87/share. The performance warrants have a term of five years and one-third will vest on each of the first, second and third anniversaries of April 29, 2005 as long as the twenty-day weighted average trading price of the common shares of Cordero reach 1.5 times, 2.0 times and 2.5 times $2.87 as at or after each respective anniversary date. As at December 31, 2005, the performance clauses of 1.5 and 2.0 times $2.87 have been met.

Performance Shares	***Number***	***Consideration***
Initial private placement	725,900	7
Balance, December 31, 2005	725,900	7

Each performance share was issued for a price of $0.01/share and will be convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less market value of $2.87 if positive, divided by the Cordero closing share price. The Cordero performance shares will automatically convert into Cordero common shares as to one-third on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such date.

9. Stock-Based Compensation Plans

(a) Stock Option Plan

The Company has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares at a fixed price not less than the volume-weighted five-day average preceding grant. During the period ended December 31, 2005, 1.1 million stock options were granted of which 135,000 issued to independent directors vested upon grant. Vesting and expiry provisions vary for each grant and are determined at the date of grant. The aggregate number of common shares and any other security-based share compensation of Cordero reserved for issuance under the stock option plan is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

Stock options granted is equal to stock options outstanding as there were no exercises or forfeitures during the period ended December 31, 2005. The following table summarizes information about the Company's stock options granted and outstanding at December 31, 2005:

Exercise Price	*Options Outstanding*	*Remaining Contractual Life (years)*	*Options Exercisable*	*Remaining Contractual Life (Years)*
$4.43	672,000	4.37	-	-
$4.84	283,400	4.46	115,000	4.46
$5.51	93,400	4.62	20,000	4.62
$5.65	57,000	4.69	-	-
$4.43 - $5.65	1,105,800	4.43	135,000	4.48

The weighted-average exercise price of all options outstanding at December 31, 2005 was $4.69.

(b) Share Appreciation Rights Plan

The Company has established a share appreciation rights plan whereby share appreciation rights (rights) may be granted to directors, officers, employees and other individuals who perform services for the Company or any subsidiary of the Company. The maximum number of rights which may be outstanding at any one time under the plan is 2% of the total number of issued and outstanding common shares of the Company, calculated on a non-diluted basis.

Each right entitles the holder to receive from the Company either: 1) an amount (the appreciation amount) per right being exercised equal to the positive difference, if any, obtained by subtracting $2.87 from the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of exercise; or 2) the number of common shares of the Company per right being exercised determined by the fraction equal to the appreciation amount divided by the five-day volume weighted average trading price.

As at December 31, 2005, no share appreciation rights had been granted.

(c) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted during the period ended December 31, 2005 is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values as follows:

	Stock Options	Performance Warrants	Performance Shares
Risk-free interest rate (%)	3.15	3.30	3.30
Expected life (years)	3.5	3.5	3.5
Expected volatility (%)	40	40	40
Dividend yield (%)	-	-	-
Weighted average fair value ($)	1.547	0.637	0.955

The aggregate fair value of the options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

10. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Three Months Ended December 31, 2005	Period Ended December 31, 2005
Weighted average basic	28,057,398	26,795,376
Dilutive securities		
Stock options	425,565	324,071
Performance warrants	1,147,947	1,045,553
Performance shares	803,800	814,177
Weighted average diluted	30,434,710	28,979,177

11. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended December 31, 2005	Period Ended December 31, 2005
Earnings before income taxes	5,322	7,481
Expected income taxes at the statutory rate of 37.62%	2,002	2,814
Increase (decrease) resulting from:		
Non-deductible Crown charges	535	869
Resource allowance	(561)	(872)
Stock-based compensation	128	399
Canadian Large Corporate Tax	77	94
Income tax rate reduction	(335)	(348)
Other	23	(1)
Income Taxes	1,869	2,955

The major components of the future income tax asset are as follows:

	As at December 31, 2005
Petroleum and natural gas interests	8,701
Asset retirement obligations	1,242
Share issue costs	508
Other	23
	10,474

12. Statements of Cash Flows

Changes in non-cash working capital	Three Months Ended December 31, 2005	Period Ended December 31, 2005
Accounts receivable	(5,351)	(8,745)
Accounts payable and accrued liabilities	14,970	19,771
Change in non-cash working capital relating to:	9,619	11,026
Operating activities	(1,277)	(859)
Investing activities	10,896	11,885


Cordero
ENERGY INC
Q1 2006
INTERIM REPORT

Cordero Energy Reports First Quarter 2006 Results

CALGARY, ALBERTA--(CCN Matthews – May 4, 2006) - Cordero Energy Inc. ("Cordero" or the "Company") is pleased to report first quarter 2006 results and an update on ongoing operations.

Highlights

- Average production increased to 2,923 boe/d, representing a 43% increase over the fourth quarter of 2005.
- Operating costs improved to $3.80/boe representing a 28% reduction from the previous quarter.
- Cash flow was $7.5 million ($0.23/share diluted), an 8.5% reduction from the fourth quarter of 2005 due to lower gas prices.
- Successful drilling program with 29 (26.2 net) wells drilled at an 89% success rate.
- Growing prospect inventory with over 80 shallow gas locations and over 20 deeper exploration prospects.
- Expanded credit facility to $46 million from $25 million.



	Three Months Ended March 31, 2006[1]
FINANCIAL	
Gross oil and natural gas revenue ($000s)	11,874
Cash flow from operations ($000s)	7,498
Per share basic ($)	0.25
Per share diluted ($)	0.23
Net earnings ($000s)	1,924
Per share basic ($)	0.06
Per share diluted ($)	0.06
Net capital expenditures ($000s)	32,659
Net debt and working capital ($000s)	29,296
Shares outstanding (000s)	
At period end	29,725
Weighted average during period, basic	29,725
Weighted average during period, diluted	32,209
OPERATING	
Production	
Natural gas (mmcf/d)	16.8
Oil and natural gas liquids (bbls/d)	130
Oil equivalent (boe/d) (6:1)	2,923
Average wellhead prices	
Natural gas ($/mcf)	7.37
Oil and natural gas liquids ($/bbl)	65.30
Oil equivalent ($/boe) (6:1)	45.14
Operating expenses ($/boe) (6:1)	3.80
Wells drilled (gross/net)	
Natural gas	24/21.2
Oil	2/2.0
Dry	3/3.0
Total	29/26.2
Net success rate (%)	89
Undeveloped land holdings (000s)	
Gross acres	72
Net acres	62
Average working interest (%)	87

(1) The Company commenced operations April 30, 2005, therefore does not have comparative results for 2005.

President's Message

I am pleased to report on Cordero's first quarter results and continued growth. Production averaged 2,923 boe/d for the quarter, higher than internal expectations, while April production averaged approximately 3,100 boe/d. The Company is pleased with its first quarter drilling results and still has 25.5 net shallow gas wells at Malmo to tie-in and an additional 3.1 net conventional wells awaiting completion, pipelining or commissioning of facilities. Average production guidance remains unchanged as the Company anticipates transportation constraints at South Malmo to temporarily curtail production until October when a new TCPL line is expected to be commissioned. As a result, corporate production is expected to average 2,900 to 3,000 boe/d during the second quarter, while new production from non-affected areas is expected to offset curtailments and grow production during the third quarter. The Company estimates exit production to reach 3,700 to 3,900 boe/d.

The first quarter of 2006 was our most active yet. Drilling, completion and tie-in activities continued at Malmo and more significantly, the Company increased its conventional activity, drilling 11 (9.5 net) wells to date. The Company continues to increase its prospect inventory, acquiring over 5,000 net acres of land at its development project at Malmo and 13,000 net acres of land at Bigoray and Knopcik, two of its conventional exploration areas.

Financial Results

Cordero reported cash flow of $7.5 million ($0.23/share diluted), $0.7 million lower than the previous quarter, as higher production volumes partially offset significantly lower gas prices.

Operating costs declined 28% to $3.80/boe from $5.27/boe in the fourth quarter of 2005. Cordero has a concentrated land base, high working interest in its facilities and operates substantially all of its production allowing greater control over its costs. The Company expects operating expenses at Malmo to remain low, but new, higher cost conventional production will likely weight corporate operating costs higher later in the year. Monthly average operating costs have declined 49% since the company's inception.

CIBC has completed their semi-annual review and have expanded the Company's credit facility to $46 million from $25 million. At the end of the first quarter, Cordero had a working capital deficiency of $15.2 million, long-term capital leases of $3.5 million and had $10.6 million drawn on its credit facility.

Operations Update

Malmo, Alberta

The Company drilled 20 (18.2 net) development wells targeting the Horseshoe Canyon coals and Belly River sands so far in 2006. To date, the Company has achieved a 100% success rate with its Horseshoe Canyon CBM drilling program and approximately 80% commercial success in the Belly River.

A third skid-mounted, 1,475 horsepower compressor unit is being commissioned at North Malmo, increasing total field compression to over 8,200 horsepower. Completions and tie-ins at North Malmo will resume as ground conditions improve and associated production is expected to offset the impact of TCPL transportation curtailments at South Malmo during the third quarter. At this time, a total of 25.5 net wells are awaiting completion and/or tie-in. The Company has a drilling inventory of over 80 net wells in the area.

Conventional Exploration and Development

Cordero remained active during the first quarter of 2006. The Company pipeline connected and commissioned 3.0 net conventional wells at Knopcik and Willesden Green. Year-to-date, 11 (9.5 net) conventional wells were drilled at Clear Hills, Knopcik, Willesden Green and Two Creeks in Alberta as well as Silver in British Columbia.

Central Alberta

Bigoray, Alberta – Bigoray is a new internally generated prospect area that has significant growth potential for Cordero. The Company has extensively mapped this multi-zone area and has acquired over 500 square kilometers

of 3D and 1,300 kilometers of 2D proprietary and trade seismic data. Over 14,000 net acres of land has been acquired to date and the Company has 10 drillable prospects on these lands including 6 Nisku pinnacle reef opportunities. The Company is currently proceeding with licensing its first 3 wells.

Willesden Green – Two Cardium oil wells were drilled in 2006 following the success of the initial well drilled during the fourth quarter of 2005. All 3 wells are currently producing and are expected to stabilize at a combined rate of 150-200 boe/d. Cordero has plans for 1 additional Cardium drilling location on its lands.

Two Creeks – One net well was drilled and abandoned in the area, targeting the Montney formation. The Company is evaluating further drilling plans in the area.

Peace River Arch

Clear Hills, Alberta – Cordero has established this new exploration area targeting multi-zone prospects in the Cretaceous and Triassic aged formations. The Company acquired 9,600 net acres of land in the fourth quarter of 2005 and drilled 5.0 net wells during the first quarter of 2006. Clear Hills is not accessible during the summer months and further drilling, completion, testing and tie-in activity will not resume until next winter.

Knopcik, Alberta – The Company drilled and cased a Nikanassin gas well, which is scheduled for completion after spring break-up. Cordero operates the well and paid a drilling capital interest of 25% for a 59% production interest in the well. Cordero is pursuing Gething, Doig, Montney and Nikanassen prospects in the area and has 4 additional drilling locations identified on Company lands.

Other

Kakwa, Alberta – A third party farmed into a section of land at Karr. Cordero participated for a 25% capital interest through completion for a 49% working interest in a successful Gething well. The well is in the process of being pipeline connected and is likely to be on-stream in June.

Silver, northeast BC – The Company participated for a 40% working interest in a successful Bluesky gas well.

Outlook

I am pleased with our results to date and the successful execution of our business plan. Our conventional exploration prospects are growing as exemplified at Bigoray, Clear Hills and Knopcik, Alberta. We will continue to add high impact, internally generated exploration projects to our inventory to complement our lower risk Horseshoe Canyon CBM and Belly River sand development program at Malmo. Despite lower natural gas prices, our low-cost production profile enables us to maintain profitable netbacks and combined with our expanded credit facility, we are positioned to aggressively pursue our opportunities.

On behalf of the Board of Directors,

"signed"

David V. Elgie
President and CEO
May 3, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 3, 2006

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its extensive coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This MD&A of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2005 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Information presented in the Management's Discussion and Analysis (MD&A) under the following headings represents operations for the respective periods as follows:

Heading	Represents operations for:
Q1 2006	The 90-day quarter ended March 31, 2006
Q4 2005	The 92-day quarter ended December 31, 2005
Q3 2005	The 92-day quarter ended September 30, 2005
Q2 2005	The 62-day period April 30, 2005 to June 30, 2005

Amounts presented on a daily basis are calculated based on the number of days in the respective periods. As the Company commenced operations on April 30, 2005, there are no comparative results for the first quarter of 2005.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of 6 thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's annual information form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of May 3, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Cash flow from operations, which is expressed before asset retirement expenditures and changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Cash flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2006 Guidance

	Revised May 2006		*November 2005*	
	Low	*High*	*Low*	*High*
Average Production	3,100	3,400	3,100	3,400
Royalties (% of revenue)	18.5	20.5	17.5	19.0
Transportation ($/boe)	1.35	1.50	1.40	1.50
Operating ($/boe)	3.80	4.50	5.80	6.30
General and administrative ($/boe)	2.10	2.40	2.10	2.40
Capital expenditures ($ million)	50.0	55.0	50.0	55.0

Production averaged 2,923 boe/d for the quarter, higher than internal expectations, while April production averaged approximately 3,100 boe/d. The Company is pleased with its first quarter drilling results and still has 25.5 net shallow gas wells at Malmo to tie-in and an additional 3.1 net conventional wells awaiting completion, pipelining or commissioning of facilities. Average production guidance remains unchanged as the Company anticipates transportation constraints at South Malmo to temporarily curtail production until October when a new TCPL line is expected to be commissioned. As a result, corporate production is expected to average 2,900 to 3,000 boe/d during the second quarter, while new production from non-affected areas is expected to offset

curtailments and grow production during the third quarter. The Company estimates exit production to reach 3,700 to 3,900 boe/d.

Operating cost guidance has been reduced to reflect the current profile of operations at Malmo, Cordero's main producing property. The Company expects operating expenses at Malmo to remain low, but new, higher cost conventional production will likely weight corporate operating costs higher later in the year.

Operating cost guidance has been lowered to reflect the cost profile of Cordero's major asset at Malmo, Alberta. Operating costs are expected to remain low until higher cost, conventional production is added.

Production

	Q1 2006	*Q4 2005*	*Q3 2005*	*Q2 2005*
Natural gas (mcf/d)	**16,757**	12,107	8,520	6,616
Oil and NGLs (bbls/d)	**130**	21	1	1
Total (boe/d)	**2,923**	2,039	1,421	1,103

Daily production volumes for the three months ended March 31, 2006 averaged 2,923 boe/d, a 43% increase over the previous quarter of 2,039 boe/d. The majority of the incremental production is attributed to 32.0 net wells that were brought on-stream in the fourth quarter of 2005. In the current quarter, 24.1 net wells were brought on production, 11.0 of those in March. April average production was approximately 3,100 boe/d and the Company currently has 25.5 net coalbed methane and Belly River wells at Malmo and 3.1 net conventional wells awaiting completion, pipeline connection or commissioning of facilities.

With the exception of 2.0 net producing oil wells at Willesden Green, substantially all of the Company's production in the current quarter was from the Malmo area. Cordero's CBM and Belly River development drilling program will continue to play a significant role in the Company's growth. First quarter drilling resulted in 17.5 net wells with a success rate of 100%. The Company currently has a drilling inventory of over 80 net wells in the area.

During the first three months of 2006 exploration drilling, completion and tie-in activities took place at Clear Hills, Knopcik, Willesden Green and Two Creek in Alberta as well as Silver in British Columbia. A total of 8.7 net wells were drilled in the period and subsequent to the end of the quarter 3.4 net exploration wells were brought on production.

Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance, transportation curtailments and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

($000s)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Natural gas	**11,112**	12,503	6,915	2,874
Oil and NGLs	**762**	134	4	1
Total	**11,874**	12,637	6,919	2,875

Prices and Marketing

Benchmark prices:	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
AECO natural gas ($/mmbtu)	**7.50**	11.43	9.37	7.17
WTI oil (USD$/bbl)	**63.45**	60.02	63.19	53.20
CDN/USD foreign exchange rate	**0.866**	0.852	0.833	0.801
WTI oil (CDN equivalent $/bbl)	**73.27**	70.42	75.89	66.38
Edmonton Light ($/bbl)	**68.96**	71.17	76.51	65.52

Average Sale Price	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Natural gas ($/mcf)	**7.37**	11.22	8.82	7.12
Oil and NGLs ($/bbl)	**65.30**	70.12	51.13	41.40
Total ($/boe)	**45.14**	67.38	52.93	42.73

Petroleum and natural gas revenue before royalties for the three months ended March 31, 2006 was $11.9 million, compared to $12.6 million for the three months ended December 31, 2005. As a result of Cordero's production profile, revenue is largely dependent on natural gas prices which, compared to the last half of 2005, fluctuated downward through the first quarter of 2006. For the three months ended March 31, 2006, Cordero received an average price of $7.37/mcf for its natural gas production, down 34% from $11.22/mcf in the prior quarter. Revenue from oil sales increased to $0.8 million in the current quarter with increased conventional oil production from Willesden Green.

Cordero's natural gas price is highly-correlated with the AECO daily index as approximately 85-90% of production is sold at daily spot prices with the remaining production dedicated to an aggregator contract. The AECO prices are influenced by overall North American supply and demand balance, seasonal changes, storage levels and transportation capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

The Company has not hedged or entered into any fixed price arrangements during or subsequent to the quarter ended March 31, 2006. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

($000s)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Crown	**1,862**	2,206	1,001	388
Freehold, GORR	**595**	467	208	128
ARTC	**(183)**	(65)	-	-
Total royalties	**2,274**	2,608	1,209	516

Average Royalty Rates (average % of total sales)				
Crown	**15.7**	17.5	14.5	13.5
Freehold, GORR	**5.0**	3.7	3.1	4.5
ARTC	**(1.5)**	(0.6)	-	-
Total royalties	**19.2**	20.6	17.6	18.0

Royalties for the three months ended March 31, 2006 were $2.3 million and 19.2% of revenue. The overall rate represents a slight decrease from the previous quarter of 20.6% although the Crown royalty rate of 15.7% is relatively consistent with the 2005 average rate of 16.0%. Freehold and GORR royalties as a percentage of revenue were higher in the first quarter of 2006 compared to the fourth quarter of 2005 as additional freehold wells came on production in 2006.

Crown royalties paid on wells acquired from Resolute are not eligible for the Alberta Royalty Tax Credit (ARTC). As eligible production is added from wells drilled by Cordero, it is expected that ARTC will continue to increase proportionately.

Royalty rates in subsequent periods may fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays and the Crown royalties associated with wells that are eligible for ARTC.

Operating Expenses

($000s, except per boe)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Operating expenses (gross)	**1,560**	1,201	894	452
Processing income	**(560)**	(213)	(136)	(13)
Operating expenses (net, as reported)	**1,000**	988	758	439
Operating expenses per boe (net)	**3.80**	5.27	5.80	6.53

Cordero's unit operating costs have steadily decreased since the Company's inception. Operating expenses for the three months ended March 31, 2006 were $3.80/boe compared to $5.27/boe for the three months ended December 31, 2005; a decrease of 28%. The declining unit operating costs are attributable to the increase in production and the Company's high level of ownership in gathering and processing facilities. In the future, anticipated conventional production additions will likely increase per unit costs, the extent to which is unknown at this time. The cost of field supplies and services, which are currently in an escalating trend, and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

($000s, except per boe)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Transportation expenses - $000s	**312**	260	172	76
Transportation expenses - $/boe	**1.19**	1.39	1.31	1.13

For the three months ended March 31, 2006 transportation expenses were $312,000 or $1.19/boe. The per unit cost in the first quarter of 2006 was lower than the previous quarter's expense of $1.39/boe because during the current period the Company was able to use previously unutilized firm service. Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

($000s, except per boe)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
G&A expenses (gross)	**1,490**	1,240	1,121	766
Overhead recoveries	**(309)**	(268)	(127)	(94)
	1,181	972	994	672
Allocated to capital projects	**(492)**	(476)	(489)	(316)
G&A expenses	**689**	496	505	356
G&A expenses per boe	**2.62**	2.64	3.86	5.29

Total G&A expenses of $689,000 for the first quarter of 2006 were higher than the previous quarter's expenses of $496,000; however, due to the incremental production volumes, the expense remained relatively flat on a per unit basis at $2.62/boe for the current quarter. The higher costs in the current period included accrued bonus compensation related to the Company's operational and financial performance in the first year. Subsequent periods are not expected to include this magnitude of compensation costs and future G&A expense per boe is expected to decrease as production levels increase.

G&A expense is reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expense allocated to capital projects represents salaries and other costs associated with property acquisition, exploration and development activities. The Company is currently utilizing a significant amount of its resources for its exploration program, resulting in a high proportion of costs capitalized. This proportion is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Stock-Based Compensation

For the three months ended March 31, 2006, stock-based compensation expense was $360,000 compared to $340,000 for the three months ended December 31, 2005. The expense for the second quarter of 2006 is expected to be higher than the current period because it will include three months of expense for 540,500 stock options that were granted during the first quarter, the majority of which were in mid-March.

Depletion, Depreciation and Amortization (DD&A)

($000s, except per boe)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Depletion, depreciation and amortization – $000s	**3,963**	2,552	1,943	849
Depletion, depreciation and amortization – $/boe	**15.07**	13.61	14.87	12.62

DD&A expense was almost $4.0 million and $15.07/boe for the quarter ended March 31, 2006 compared to $2.6 million and $13.61/boe in the previous quarter. The increase reflects the growing capital base; specifically, amounts spent in the current period on facilities and capital for which future proved reserve additions are anticipated, but not yet reflected in the depletion calculation.

Cordero's future DD&A expense will reflect finding, development and acquisition costs for proved reserves.

Accretion

($000s, except per boe)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Accretion – $000s	**68**	38	34	20
Accretion – $/boe	**0.26**	0.20	0.26	0.30

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. The expense will continue to increase with the obligation as additional wells are drilled and facilities added.

Income Taxes

Current income tax expense of $33,000 for the first quarter of 2006 represents federal Large Corporation Tax (LCT). For the same period, future income tax expense was $1.2 million or 38% of earnings before taxes. This rate is slightly higher than the previous quarter's future tax rate of 34% due to the increased ratio of stock-based compensation relative to earnings before tax which was offset by a rate reduction from 37.62% to 35.62%.

Presently the Company does not expect to pay current taxes other than LCT in 2006 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Sales price	**45.14**	67.38	52.93	42.73
Royalties	**(8.64)**	(13.90)	(9.25)	(7.67)
Transportation costs	**(1.19)**	(1.39)	(1.31)	(1.13)
Operating expenses	**(3.80)**	(5.27)	(5.80)	(6.53)
Operating netback	**31.51**	46.82	36.57	27.40
G&A	**(2.62)**	(2.64)	(3.86)	(5.29)
Interest (net)	**(0.26)**	(0.19)	0.04	(0.60)
Current income taxes	**(0.13)**	(0.41)	(0.08)	(0.10)
Corporate netback	**28.50**	43.58	32.67	21.41

Capital Expenditures

($000s)	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*
Land and lease retention	**3,325**	2,530	1,742	49
Geological and geophysical	**2,341**	1,879	1,101	247
Drilling and completions	**16,513**	11,978	2,966	1,734
Facilities and equipment	**9,530**	7,803	4,877	2,875
Property acquisitions	**533**	-	256	497
Other	**715**	841	681	776
Total capital expenditures	**32,957**	25,031	11,623	6,178
Purchase price adjustment	**-**	300	1,273	12,973
Dispositions	**(298)**	(243)	(13)	(959)
Net capital expenditures	**32,659**	25,088	12,883	18,192

Cordero had a very active quarter with $32.7 million in net capital expenditures for the three months ended March 31, 2006. Drilling and completion expenditures of $16.5 million resulted in 26.2 net wells including 17.5 Malmo development wells and 8.7 exploration wells. Tie-in activities comprised the majority of the facilities and equipping expenditures of $9.5 million with 24.1 net wells brought on-stream in the quarter. To further expand the Company's prospect inventory, over 18,000 net acres of land were purchased for $3.3 million; 12,000 acres of which were at Bigoray and Knopcik, two of the Company's conventional exploration areas. In conjunction with exploration efforts and land acquisitions, seismic expenditures totaled $2.3 million for 3D and 2D proprietary and trade seismic data. Acreage in Malmo and southwest Alberta outside the scope of the Company's strategic plans was disposed of in two separate transactions for a total of $298,000.

The 2006 capital budget is currently set at $50-55 million, approximately $27 million of it dedicated to further development of the Company's Malmo interests with the remaining funds allocated to conventional exploration and development activities.

Liquidity and Capital Resources

During the first quarter of 2006, capital expenditures were funded through internally generated cash flow and drawings on the Company's credit facility. Due to the nature of the oil and gas industry, significant cash is required to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance the remainder of its 2006 capital program and all other commitments through a combination of internally generated cash flow and debt, and if necessary and on favourable terms, disposition of non-strategic properties or equity issues.

In April 2006, Cordero's credit facility was expanded to $46 million from $25 million, allowing the Company to aggressively pursue its growth plans. At March 31, 2006, the Company had $10.6 million drawn on its credit facility. Net debt and working capital deficiency was $29.3 million at March 31, 2006, including $4.0 million relating to three capital leases. The deficiency is the result of normal operating conditions in periods when the Company incurs significant capital expenditures relative to revenue.

Oil and natural gas prices have a significant impact on cash flows and, should commodity prices decline significantly, the Company has the ability to reduce its capital expenditure program accordingly. Cordero expects to fulfil all of its contractual obligations at March 31, 2006 as summarized below:

($000s)	*Total*	*<1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Operating lease obligations	911	308	603	-	-
Transportation obligations	3,347	1,068	1,736	543	-
Capital lease obligations	4,978	662	1,224	1,091	2,001
Total contractual obligations	9,236	2,038	3,563	1,634	2,001

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*May 3, 2006*	*March 31, 2006*
Common shares	29,725	29,725
Common shares issuable on conversion:		
Performance warrants	1,916	1,916
Performance shares	726	726
Stock options	1,646	1,646
Total	34,013	34,013

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Consolidated Balance Sheets

(Unaudited) *($000s)*	*March 31, 2006*	*December 31, 2005*
Assets		
Current		
Cash and cash equivalents	-	11,027
Accounts receivable	6,694	8,799
	6,694	19,826
Petroleum and natural gas interests (note 3)	104,048	74,623
Future income tax asset (note 10)	9,303	10,474
	120,045	104,923
Liabilities		
Current		
Accounts payable and accrued liabilities	21,473	19,825
Bank indebtedness (note 4)	10,559	-
Current portion of obligations under capital leases (note 5)	446	446
	32,478	20,271
Obligations under capital leases (note 5)	3,512	3,623
Asset retirement obligations (note 6)	4,461	3,695
Shareholders' equity		
Share capital (notes 7 and 8)	71,723	71,747
Contributed surplus	1,421	1,061
Retained earnings	6,450	4,526
	79,594	77,334
	120,045	104,923

See accompanying notes.

Consolidated Statement of Operations and Retained Earnings

(Unaudited) *($000s, except per share amounts)*	**Three Months Ended March 31, 2006[(1)]**
Revenue	
Gross oil and natural gas revenue	11,874
Royalties	(2,274)
	9,600
Expenses	
Operating	1,000
Transportation	312
General and administrative	689
Net interest (notes 4 and 5)	68
Depletion, depreciation and amortization (note 3)	3,963
Accretion (note 6)	68
Stock-based compensation (note 8)	360
	6,460
Earnings before income taxes	3,140
Income taxes (note 10)	
Current income taxes	33
Future income taxes	1,183
	1,216
Net earnings	1,924
Retained earnings, beginning of period	4,526
Retained earnings, end of period	6,450
Net earnings per share (note 9)	
Basic	0.06
Diluted	0.06

(1) *The Company commenced operations on April 30, 2005, therefore does not have comparative results for 2005.*

See accompanying notes.

Consolidated Statement of Cash Flows

(Unaudited) *($000s)*	**Three Months Ended March 31, 2006[(1)]**
Cash flows from the following:	
Operating activities	
Net earnings	1,924
Items not affecting cash	
Depletion, depreciation and amortization	3,963
Accretion	68
Future income taxes	1,183
Stock-based compensation	360
Cash flow from operations	7,498
Asset retirement obligation expenditures (note 6)	(31)
Changes in non-cash working capital (note 11)	793
	8,260
Financing activities	
Share issue costs	(36)
Drawdown of revolving credit facility (note 4)	10,559
Payment of capital lease obligations (note 5)	(112)
	10,411
Investing activities	
Petroleum and natural gas expenditures	(32,659)
Changes in non-cash working capital (note 11)	2,961
	(29,698)
Decrease in cash and cash equivalents	(11,027)
Cash and cash equivalents, beginning of period	11,027
Cash and cash equivalents, end of period	-

(1) The Company commenced operations on April 30, 2005, therefore does not have comparative results for 2005.

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three-month period ended March 31, 2006 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

The accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the period ended December 31, 2005. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the period ended December 31, 2005.

3. Petroleum and Natural Gas Interests

At March 31, 2006	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	107,040	(8,878)	98,162
Assets under capital leases (note 5)	4,149	(327)	3,822
Other assets	2,166	(102)	2,064
	113,355	(9,307)	104,048
At December 31, 2005			
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 5)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at March 31, 2006, unproved properties of $13.8 million (December 31, 2005 - $12.0 million) and other petroleum and natural gas assets of $1.5 million (December 31, 2005 - $1.2 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized overhead expenses of $492,000 relating to petroleum and natural gas exploration and development activities for the three months ended March 31, 2006.

4. Revolving Credit Facility

In April 2006, the Company increased its revolving credit facility from $25.0 million to $46.0 million. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by an $80.0 million first floating charge debenture over all of the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the quarter ended March 31, 2006 was $24,000 and the outstanding balance at the end of the period was $10.6 million.

5. Obligations Under Capital Leases

Future minimum lease payments under the Company's capital leases are as follows:

Year	*Amount*
2006	501
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	4,979
Less amount representing interest at 5.18% to 5.91%	1,021
Present value of obligations under capital leases	3,958
Due within one year	446
Long-term portion of obligations under capital leases	3,512

Interest expense incurred on the obligations under capital leases was $57,000 for the three months ended March 31, 2006. Leased assets are depreciated using the unit-of-production method (see note 3).

6. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows required to settle the Company's asset retirement obligations are estimated to be $10.3 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 0 to 28 years, with the majority of costs expected to occur between 2013 and 2018. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rate of 7.5%.

	Three Months Ended March 31, 2006
Asset retirement obligations, beginning of period	3,695
Obligations incurred in period	729
Obligations settled during period	(31)
Accretion	68
Asset retirement obligations, end of period	4,461

7. Share Capital

(a) Authorized

At March 31, 2006, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	Number	Consideration
Balance, December 31, 2005	29,724,789	71,740
Share issue costs (net of future income tax effect)	-	(24)
Balance, March 31, 2006	29,724,789	71,716

There has been no change since December 31, 2005 to performance shares or performance warrants outstanding. As at March 31, 2006, no performance shares or performance warrants were exercisable.

8. Stock-Based Compensation Plans

(a) Stock Option Plan

The following table summarizes information regarding the Company's stock option activity during the three months ended March 31, 2006.

	Number of Options	Weighted Average Exercise Price ($)
Outstanding at December 31, 2005	1,105,800	4.69
Granted	540,500	6.17
Outstanding at March 31, 2006	1,646,300	5.18

The following table summarizes information about the Company's stock options outstanding at March 31, 2006:

Exercise Price ($)	Options Outstanding	Remaining Contractual Life (Years)	Options Exercisable	Remaining Contractual Life (Years)
4.43 - 5.00	955,400	4.15	115,000	4.21
5.01 - 5.50	-	-	-	-
5.51 - 6.00	192,900	4.53	20,000	4.38
6.01 - 6.44	498,000	4.91	-	-
4.43 - 6.44	1,646,300	4.42	135,000	4.24

(b) Share Appreciation Rights Plan

As at March 31, 2006, no share appreciation rights had been granted.

(c) Stock-Based Compensation

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the three months ended March 31, 2006 are as follows:

Risk-free interest rate (%)	3.99
Expected life (years)	3.5
Expected volatility (%)	40
Dividend yield (%)	0
Weighted average fair value ($)	1.95

The aggregate fair value of the options, performance warrants and performance shares is amortized over the respective vesting periods with a corresponding increase to contributed surplus.

9. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Three Months Ended March 31, 2006
Weighted average basic	29,724,789
Dilutive securities	
Stock options	556,752
Performance warrants	1,132,459
Performance shares	794,929
Weighted average diluted	32,208,929

10. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended March 31, 2006
Earnings before income taxes	3,140
Expected income taxes at the statutory rate of 35.62%	1,119
Increase (decrease) resulting from:	
Non-deductible Crown charges	211
Resource allowance	(213)
Stock-based compensation	128
Canadian Large Corporate Tax	33
Income tax rate reduction	(26)
Other	(36)
Income taxes	1,216

The major components of the future income tax asset are as follows:

	As at March 31, 2006	As at December 31, 2005
Petroleum and natural gas interests	7,292	8,701
Asset retirement obligations	1,499	1,242
Share issue costs	490	508
Other	22	23
	9,303	10,474

11. Supplementary Information for Statement of Cash Flows

Changes in non-cash working capital	**Three Months Ended March 31, 2006**
Accounts receivable	2,105
Accounts payable and accrued liabilities	1,649
Change in non-cash working capital relating to:	3,754
Operating activities	793
Investing activities	2,961

12. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Office space	308	323	280	-	-
Transportation	1,068	1,005	731	350	193
Total commitments	1,376	1,328	1,011	350	193

Corporate Information

Board of Directors

Brian K. Lemke
Executive Chairman
Cordero Energy Inc.
Calgary, Alberta

Don Driscoll(1)(3)
Corporate Director
Calgary, Alberta

David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.
Calgary, Alberta

S. Barry Jackson (2)(3)
Corporate Director
Calgary, Alberta

Douglas G. Manner (1)(2)
Vice President and Chief Operating Officer
Westside Energy Corporation
Dallas, Texas

Robert R. Rooney (2)(3)
Corporate Director
Calgary, Alberta

Jeffrey T. Smith(1)(2)
Corporate Director
Calgary, Alberta

Philip Swift(1)(3)
Co-Chairman
ARC Financial Corporation
Calgary, Alberta

Members of the following Committees:
(1) Audit and Finance
(2) Technical
(3) Human Resources and Governance

Officers

David V. Elgie
President and Chief Executive Officer

Richard Gleasure
Vice President, Engineering and Chief Operating Officer

Brian K. Lemke
Executive Chairman

C. Dean Setoguchi
Vice President and Chief Financial Officer

Head Office

2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Banker

Canadian Imperial Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Ltd.
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR


JUN 30 2006
WASH. D.C.
199
SECTION


RECEIVE
2006 JUL -3 P
OFFICE OF INTERNATIO
CORPORATE FINANC

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID V. ELGIE, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 27, 2005

(signed) David V. Elgie
David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2005

"signed"
David Elgie
President and Chief Executive Officer


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2006
WASH, D.C.
SECTION

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

"signed"
David Elgie
President and Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 3, 2006

"signed"
David Elgie
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, C. DEAN SETOGUCHI, Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 27, 2005

(signed) C. Dean Setoguchi
C. Dean Setoguchi
Chief Financial Officer
Cordero Energy Inc.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Dean Setoguchi, Vice President and Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2005

"signed"
C. Dean Setoguchi
Vice President and Chief Financial Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Dean Setoguchi, Vice President and Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

"signed"
C. Dean Setoguchi
Vice President and Chief Financial Officer

Form 52-109F2

Certification of Interim Filings

I, Dean Setoguchi, Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 3, 2006

"signed"
Dean Setoguchi
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
JUN 30 2006
WASH. D.C. 199 SECTION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

Cordero Energy Inc.
2400, 255 – 5th Avenue S.W.
Calgary, Alberta
T2P 3G6



Item 2. Date of Material Change

June 28, 2005

Item 3. News Release

A press release announcing the material change was issued on June 6, 2005 for Canada wide distribution through Canada Newswire.

Item 4. Summary of Material Change

On June 28, 2005, Cordero Energy Inc. ("Cordero") announced it had successfully completed a private placement for 3,000,000 if its common shares at a price of $4.65 per common share, for total gross proceeds of $13,950,000. The private placement was carried out by a syndicate of underwriters led by Tristone Capital Inc. and included Peters & Co. Limited, BMO Nesbitt Burns Inc. and CIBC World Markets Inc. The common shares were underwritten on a bought deal basis and sold to purchasers in the provinces of Alberta, British Columbia, Manitoba, Ontario, as well as in the United States, United Kingdom and other countries. The proceeds from the private placement will be used to fund Cordero's exploration and development activities.

Item 5. Full Description of Material Change

See Item 4.

Item 6. Reliance on Subsection 7.1(2) or (3) of the National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officer

The name and business numbers of the executive officer of Cordero, who is knowledgeable of the material change and this report is:

Dean Setoguchi, Vice President and Chief Financial Officer
Telephone: (403) 716-4160
Facsimile: (403) 265-7050

Item 9. Date of Report

DATED this 7th day of July, 2005 at the City of Calgary, in the Province of Alberta



FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer

Cordero Energy Inc.
2400, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

Item 2. Date of Material Change

November 9, 2005

Item 3. News Release

Press releases announcing the material change were issued on November 10, 2005 and November 11, 2005 for Canada wide distribution through Canada Newswire.

Item 4. Summary of Material Change

On November 10, 2005, Cordero Energy Inc. ("Cordero") announced it had entered into a letter agreement with Peters & Co. Limited respecting a private placement, on an underwritten basis, for 2,600,000 of its common shares at a price of $5.80 per common share, for total gross proceeds of $15,080,000. The private placement will be carried out by a syndicate of underwriters led by Peters & Co. Limited and including Tristone Capital Inc., CIBC World Markets Inc. and BMO Nesbitt Burns Inc. The common shares will be sold to purchasers in the provinces of Alberta, British Columbia, Ontario and Québec, as well as in the United States, pursuant to applicable prospectus exemptions. The proceeds from the private placement will be used to partially fund Cordero's 2006 capital expenditure program and for general corporate purposes. Closing is scheduled for November 29, 2005.

Item 5. Full Description of Material Change

See Item 4.

Item 6. Reliance on Subsection 7.1(2) or (3) of the National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officer

The name and business numbers of the executive officer of Cordero, who is knowledgeable of the material change and this report is:

Dean Setoguchi, Vice President and Chief Financial Officer
Telephone: (403) 716-4160
Facsimile: (403) 265-7050

Item 9. Date of Report

DATED this 18th day of November, 2005 at the City of Calgary, in the Province of Alberta

(Signed) "Dean Setoguchi"
Vice President and CFO

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   Cordero Energy Inc.
   Suite 2400, 255 - 5th Avenue S.W.
   Calgary, Alberta T2P 3G6


RECEIVED
2006 JUL -3 P 1:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2. **Date of Material Change:**

   May 12, 2006

3. **News Release:**

   A news release was issued on May 12, 2006 through CCN Matthews.

4. **Summary of Material Change:**

   Cordero Energy Inc. ("Cordero") has entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Peters & Co. Limited for an offering of $19,937,500 of common shares of Cordero at a price of $7.25 per common share.

5. **Full Description of Material Change:**

   Cordero has entered into an agreement to sell 2,750,000 common shares on a bought deal basis at a price of $7.25 per common share for aggregate gross proceeds of $19,937,500. The issue is being bought by a syndicate of underwriters led by Peters & Co. Limited and including Tristone Capital Inc., BMO Nesbitt Burns Inc. and CIBC World Markets Inc.

   The net proceeds of the offering will initially be used by Cordero to temporarily reduce bank indebtedness, which will be redrawn and applied to fund Cordero's ongoing capital expenditure program, including the expansion of land acquisition and drilling activities at Malmo and for general corporate purposes. The Corporation's capital expenditure program will include the expansion of land acquisition and drilling activities in Central and Northern Alberta and development activities at Malmo, Alberta.

   The offering is expected to close on or about June 2, 2006.

   The offering of the common shares is being made in the provinces of British Columbia, Alberta and Ontario by means of a short-form prospectus and is subject to the approval of securities regulatory authorities.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable

7. Omitted Information:

Not Applicable

8. Executive Officer:

For further information please contact C. Dean Setoguchi, Vice President and Chief Financial Officer, at (403) 265-7006.

9. Date of Report:

DATED the 18th day of May, 2006.

cc: Toronto Stock Exchange

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:		**Cordero Energy Inc.**
Financial Year Ending, used in calculating the participation fee:		**December 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		29,724,789
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$5.63
Market value of class or series	=	$167,350,562
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		N/A
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		N/A
(Repeat for each class or series of corporate debt or preferred shares)		N/A
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$167,350,562
Total fee payable in accordance with Appendix A of the Rule		$15,000


SEC MAIL PROCESSING
RECEIVED
JUN 30 2006
WASH, D.C.
109
SECTION


corDero
ENERGY INC

Cordero Energy Inc. - Standards of Business Conduct

The purpose of this policy is to set forth the principles of business conduct that the Board of Directors requires of all officers, employees and full-time consultants (collectively "Representatives") of Cordero Energy Inc. ("Cordero"). This policy outlines specific guidelines for conduct in a number of situations.

All Representatives of Cordero are expected to be guided by the basic principles of acting in the best interests of Cordero and in an honest and fair manner in the conduct of Cordero's affairs. Representatives are encouraged at all times to seek clarification of any questions or concerns about the meaning or application of Cordero's business practices and compliance with applicable laws and regulations.

Cordero's internal and external relationships are dependent on a foundation of honesty and trust. Accordingly, violations of this policy of any kind will be subject to disciplinary action.

Business Ethics

Cordero will conduct its business in accordance with high ethical and legal standards. Cordero is committed to being a good corporate citizen and, as such, will comply in all respects with all laws and regulations that are applicable to its business.

The core values and principles underlying Cordero's code of ethics, under which at all times Cordero expects Representatives to conduct its business, are:

1. honesty and good faith, both within the Company and in dealings with third parties;
2. respect for and trust in others to create positive relationships;
3. acting in and actively pursuing the best interests of the Company;
4. personal and corporate conduct in accordance with applicable laws and regulations;
5. respect for, safeguarding and maintaining the Company's tangible and intangible assets;
6. confidentiality with respect to Company data and information;
7. avoiding conflicts of interest or; if unavoidable, providing prior disclosure; to management and Board of Directors; and
8. maintaining a healthy, safe and positive work environment.

As a public company, it is also imperative that Cordero provide full, plain, true and timely disclosure in fulfilling its reporting responsibilities to shareholders. Cordero's officers, under the authority of the Board of Directors, are responsible for providing such disclosure, ensuring the integrity of accounting and reporting processes and ensuring that all material information is properly disclosed (see Disclosure, Confidentiality and Trading Policy).

Standards of Conduct

The following examples do not cover the full spectrum of activities of Representatives but they are indicative of Cordero's commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behavior expected from all Representatives.

Representatives should not:

1. use or obtain Company assets for personal consumption, benefit or use and must at all times strive to maintain and safeguard such assets;
2. accept or give directly or indirectly: gifts of more than modest value; loans; cash in any amount; excessive entertainment or travel; payments; services; or other significant or unusual favors from or to any person or company which does or is seeking to do business with, or is a competitor of Cordero (this does not preclude employees from obtaining, on their own credit rating, regular loans from established banking or financial institutions independent of any business of Cordero);

   In the event that an officer or employee is invited to engage in entertainment or travel activities in connection with fostering business relationships that are important to the Company, the individual should consult with the Chief Executive Officer prior to such participation for approval. The Chief Executive may determine that all or a portion of such costs be borne by the Company and or the employee, to comply with this policy.
3. make payments or gifts for the purpose of influencing any government or regulatory personnel having jurisdiction or influence over the business of Cordero;
4. give preferred treatment to a relative, friend or acquaintance in hiring, assessment of performance, career progression, or compensation of such person (except in respect of summer student employment where relatives of Representatives, if qualified, meet specific job requirements of Cordero);
5. participate in any transaction involving the interests of Cordero in which the Representative or a close relative (spouse, child, parent, brother, sister, in-law, friend or close acquaintance of the Representative) has a personal interest, unless expressly authorized in writing to do so after the relationship has been disclosed;
6. disclose to unauthorized persons or use for personal benefit information of a confidential nature which is not generally available to the public; and
7. reserve for personal benefit or another company a business opportunity that belongs to Cordero.

Conflicts of Interest

Situations where Representatives may have to deal with conflicts of interest are numerous. Representatives are required at all times to act in the best interest of Cordero and to avoid any situation which may result in a conflict between their personal interests and the interests of Cordero.

Prompt and full disclosure must be made to the President or Chairman of the Board of Cordero of any situation which may involve or appear to involve an actual or potential conflict of interest. In all cases the responsibility is on the individual to make such disclosure prior to participating in the activity rather than such participation becoming the subject of a conflict of interest review at a later date.

The following examples of conflicts of interest are not exhaustive and are generally intended to provide Representatives with an understanding of situations or events where a conflict of interest occurs or may be perceived to occur.

Conflicts of interest occur as a result of Representatives:

1. serving as director, officer or consultant of any outside concern which does business with or is a direct competitor of Cordero, except with the written consent of the President or Chairman of Cordero, which consent shall not be unreasonably withheld, providing this relationship is not materially adverse to Cordero;
2. competing with Cordero either directly or indirectly;
3. owning or controlling a significant interest in and participating directly or indirectly in the profits of any outside concern which does business with or is a direct competitor of Cordero (securities of publicly-owned corporations which are traded regularly on open stock markets may be owned if they are not purchased as a result of confidential knowledge about the operations, intentions or negotiations of Cordero with such parties or others);
4. directly or indirectly acquiring or trading in oil, gas, coal or other mineral leases, royalty interests and production payments (if such interests are owned prior to joining Cordero, they should be disclosed prior to or upon joining the Company). This does not exclude an employee from holding property or interests acquired by inheritance or from investing for profit in real estate which may incidentally involve mineral interests or leases, provided there is not conflict with the best interest of Cordero and such holdings were not purchased as a result of confidential knowledge about the operation, intentions or negotiations of Cordero;
5. participating in activities which would tend:
   (a) to deprive Cordero of the time or attention required to perform their duties properly; or
   (b) to create an obligation which would affect their judgment or ability to act solely in Cordero's best interests; and
6. engaging in community or political activities in any matter where there may be a conflict with the best interests of Cordero.

Health, Safety and the Environment

Cordero is committed to establishing and maintaining safe and healthful working conditions for all Representatives and conducting its activities in a safety conscious and environmentally responsible manner. The awareness of safety standards, regulatory requirements, technical and conventional standards and restraints should assist Cordero in improving operations, thereby avoiding injury or sickness to all persons and damage to property and the environment.

Representatives are expected to:

1. read and be aware of Cordero's environment and safety policies and procedures adopted and in place from time to time;
2. participate fully in efforts to improve operations to avoid injury, sickness or death to persons and damage to property and the environment;
3. give due regard to all applicable safety, regulatory requirements and any other technical and conventional standards; and
4. report any environmental, health or safety issues, incidents, or accidents to Cordero's President or Chief Operating Officer.

Confidentiality

Generally all information regarding the business and activities of Cordero is considered confidential unless publicly disclosed as part of the Company's reporting responsibilities. Disclosure of confidential information to any party outside of Cordero has a risk of eroding shareholder value and eroding Cordero's competitive business.

Generally, Representatives with undisclosed confidential information should not be communicating such information to other representatives within or associated with the Company unless it is necessary in the course of business to do so. Disclosure of confidential information to third parties should not be made except where specifically approved by management or the Board of Directors. Generally, third party disclosure will require the existence of confidentiality agreements or other contractual arrangements which preserve confidentiality for Cordero. All Representatives with knowledge of undisclosed confidential information must be careful not to discuss information with each other in situations where they may be overheard.

In the context of the confidentiality and ownership of company information, the following are some specific situations that Representatives must be aware of:

Company secrets

Certain records, reports, papers, devices, processes, plans, methods and apparatus of Cordero, including methods of doing business and information on rights held, cost information, geological maps, engineering and information systems technologies, etc, are the "intellectual property" of Cordero and are considered to be strictly confidential. Representatives are not to reveal or use for any personal purpose such confidential information without written consent from the President.

Patents/copyright

Any patent or copyright arising out of a Representative's performance of his or her duties is property of Cordero.

Insider trading and unauthorized use of confidential information

Representatives possessing undisclosed confidential information must show integrity and use proper judgment to not use such information for their own financial gain or that of their associates, nor shall they inform another person or company about such information before it has become generally disclosed. Compliance with the Company Disclosure, Confidentiality and Trading Policy (the "Trading Policy") is required. Violation of the Trading Policy may also be a violation of securities laws. When in doubt about a specific situation, the CFO and/or the CEO should be consulted.

Privacy

Cordero is committed to complying with all provincially legislated obligations to ensure the private information of internal and external stakeholders is protected.

Personal information will be collected, used and disclosed by Cordero for the purposes described in the Privacy Policy, including for the purposes of establishing, managing and terminating employment

or contractual relationships. To the extent that consent is required by law, provision of this information indicates the Representative's consent to such collection, use and disclosure.

For further information, please refer to the Cordero's Privacy Policy, or contact Cordero's Privacy Officer: Dean Setoguchi at 403 232-0372 or toll free at 1 888-266-6608.

Harassment

Cordero is committed to a healthy, harassment-free work environment for all our employees and will not tolerate workplace harassment. Harassment occurs when an employee is subjected to unwelcome verbal or physical conduct because of race, religious beliefs, color, place of origin, gender, mental or physical disability, ancestry, marital status, family status or source of income. Human rights laws prohibit harassment in the workplace.

Unwanted sexual advances, unwanted requests for sexual favors and other unwanted verbal or physical conduct of a sexual nature constitute sexual harassment when:

1. submission to such conduct is made either explicitly or implicitly a term of, or condition of, an individual's employment; or
2. submission to, or rejection of, such conduct by an individual affects that individual's employment.

It is the responsibility of each Cordero manager or supervisor to take immediate and appropriate action to report or deal with incidents of harassment of any type whether brought to their attention or personally observed. Under no circumstances should a legitimate complaint be dismissed or downplayed nor should the complainant be told to deal with it personally.

Violations and Reporting

Violations of Cordero's standards of conduct can result in serious damage to the Company, its reputation and/or the reputations of its Representatives. Accordingly, in the event that a Representative has knowledge of a violation of this policy, he/she has the obligation of reporting it to the President or another officer of the Company, without fear of reprisal.

In the event that a violation of these standards of conduct, accounting or reporting irregularities or malfeasance (a "complaint") involves, or is with the concurrence of, one or more officers of the Company, such complaints should be reported directly to the Board of Directors or a designated director on behalf of the Board (see Whistleblower Policy).

Complaints will be handled on a strictly confidential basis or may be submitted anonymously. Each complaint will be thoroughly investigated to ensure there is sufficient grounds and evidence supporting it. Upon confirmation, the matter will be resolved by appropriate actions. A legitimate complaint will be reported by management to the Board of Directors. Complaints made under the Whistleblower Policy will be investigated directly by the Board of Directors (see Whistleblower Policy).

Provided that the reporting individual acts in good faith, he/she will be protected against any retaliation for reporting the violation, including any disciplinary action, harassment or termination of employment.

Acting in good faith means that the reporting individual should have evidence or reasonable grounds for believing that a violation has occurred and must act without malicious intent or personal agenda. Except in cases of harassment, complaints should not be used to resolve conflicts between individuals. Allegations that prove to have been made maliciously or when known to be false will be viewed as a serious disciplinary offence.

Representative Acknowledgement and Agreement

I, ____, an officer, employee, consultant, service provider or agent of Cordero Energy Inc., agree and promise to abide by the conditions laid out in the above detailed policy.

____

Signature of Officer, Employee, Consultant, Service Provider and/or Agent

____

Date

FORM 11-101F1

NOTICE OF PRINCIPAL REGULATOR UNDER MULTILATERAL INSTRUMENT 11-101

1. Date: **February 16, 2006**

2. Information about person or company

SEDAR profile number (if applicable): **00022101**

NRD # (if applicable): **n/a**

Name: **Cordero Energy Inc.**

Instructions:

(i) For a non-investment fund issuer, indicate the SEDAR profile number. For an investment fund issuer, indicate the SEDAR investment fund group profile number.

(ii) For a non-investment fund issuer, indicate the issuer's name. For an investment fund issuer, indicate the investment fund group name.

3. Principal regulator

The securities regulatory authority or regulator in the following jurisdiction is the principal regulator for the person or company: **Alberta**

4. Previous notice filed

If the person or company has previously filed a Form 11-101Fl, indicate the principal regulator noted in the previous notice: **n/a**

5. Reasons for principal regulator

The principal regulator for the person or company is its principal regulator

(a) based on the location of its head office (for a non-investment fund issuer, dealer or unrestricted adviser), investment fund manager's head office (for an investment fund), or working office (for an individual) (check box), or



(b) on the following basis [provide details]:

n/a

6. Change in principal regulator

If this notice is being filed for a change in the person or company's principal regulator, provide the details of the basis for the change in principal regulator.

n/a

#1932766 v1

NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS

NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS
("NI-44-101")

April 19, 2006

To: Alberta Securities Commission
The securities commissions of all other Provinces of Canada

Cordero Energy Inc. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

Cordero Energy Inc.

Per: (Signed) "Dean Setoguchi"
Vice President and Chief Financial Officer